

FEDERAL REALTY INVESTMENT TRUST

2025 Annual Report
Form 10-K & Proxy Statement

Dear Fellow Shareholders,

If the past several years have taught us anything, it is that predicting the direction of markets, politics, or headlines has become increasingly difficult. 2025 may have been the clearest example yet. A new administration in Washington, shifting geopolitical dynamics, and intense investor focus on artificial intelligence created a steady stream of noise and uncertainty. Equity markets reached new highs as capital flowed heavily toward companies tied to AI, driving strong performance in a narrow group of sectors while leaving many others, including real estate, largely overlooked.

Yet amid constant change, in our business some things remain remarkably consistent. That reality was tested directly within several of our core markets during 2025. Workforce reductions tied to government-related employment created periods of uncertainty across portions of the Washington, D.C. metropolitan area (the DMV), a region representing a meaningful part of our portfolio. Periods of disruption like these reinforce the principles that have guided Federal Realty for decades:

- Owning high-quality real estate in affluent, supply-constrained communities;

- Actively curating tenancy to drive long-term performance; and

- Maintaining a strong balance sheet that enables us to invest consistently through cycles.

Even amid this disruption, our DMV properties continued to generate strong traffic and sales performance, underscoring the resilience of the communities we serve. Well-located real estate in affluent communities continues to outperform.

What distinguishes retail real estate from nearly every other property type is that value is shaped not only by who occupies a space, but by the quality and balance of the surrounding tenancy. Thoughtful merchandising drives traffic, extends customer visits, and strengthens long-term performance. This focus has been refined at Federal Realty over decades and remains a core competitive advantage. As consumers increasingly prioritize experience, connection, and quality, well-merchandised retail environments continue to serve as important gathering places within the communities they serve.

Public markets often gravitate toward what feels shiny and new in the short term, but real value is built over time. Federal Realty has applied these same principles for more than six decades, and 2025 served as another reminder that long-term success in real estate comes from applying consistent discipline even as markets and opportunities evolve.



58 consecutive years of increased dividends.



$4.52 *

$0.12 *

1967
2025

*Annualized dividend per share.

A Look Back: Execution Matters

Against that backdrop, Federal Realty delivered another year of excellent operational and financial progress in 2025, reflecting the continued strength of our business model and disciplined execution across the portfolio.

NAREIT funds from operations per share grew approximately 6.6% year-over-year to a record $7.22 per common share[1]. Core funds from operations per share grew approximately 4.3%. Growth was driven by strong leasing execution, embedded rent escalators, and continued operational discipline. Our ability to capture contractual rent growth and bring tenants into operation more quickly contributed meaningfully to results and reinforced the durability of our income stream.

Operationally, 2025 was one of the strongest leasing years in our company's history. We completed nearly 2.5 million square feet of retail leasing activity, increasing occupancy to 94.1% and leased occupancy to 96.1%. The breadth and durability of leasing demand across all categories have remained strong. Comparable rent spreads reached their highest level in more than a decade at 15% on a cash basis and 27% on a straight-line basis.

While the industry experienced renewed bankruptcy headlines involving several national retailers, the impact on Federal Realty was limited. Our focus on strong operators resulted in manageable bad debt levels and rapid backfilling opportunities. Simply put, better real estate attracts better tenants, especially during periods of disruption.

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[1] Nareit funds from operations and Core funds from operations are non-GAAP fiancial measures. See pages 46-47 of our Form 10-K for information on these metrics.

And of course, what remains central to our identity as a company is the consistency of our dividend. In 2025, we increased our common dividend for the 58th consecutive year, extending the longest record of annual dividend increases in the REIT industry and maintaining our standing among the small group of public companies known as Dividend Kings. Unlike many businesses that can adjust pricing quickly, real estate operates through long-term lease structures that require patience, discipline, and superior asset quality to generate consistent growth. Our ability to increase dividends year after year reflects the strength of our real estate, the durability of our cash flows, and the resilience of a balance sheet built to perform across economic cycles.

Capital Deployment: Multiple Levers for Growth

A hallmark of Federal Realty's long-term success has been evolving the portfolio while remaining selective about where and how we grow.

2025 was an active year for capital deployment, with more than $750 million of acquisitions completed, alongside nearly $500 million of dispositions executed during the year and into early 2026. We also invested nearly $200 million in redevelopment—more on that below. These actions reflect our ongoing effort to recycle capital toward opportunities with stronger long-term growth potential while maintaining balance sheet flexibility. We expanded into new markets that meet our disciplined investment criteria: strong demographics, limited retail supply paired with proven retailer success, and dominant properties capable of significant operational improvement. Our acquisitions in markets such as Kansas City and Omaha reflect confidence that Federal Realty's operating platform and reputation can unlock value in underserved but highly attractive trade areas.

Redevelopment and densification remain equally important drivers of external growth. During the year, both 915 Meeting Street at Pike & Rose and Santana West at Santana Row became 100% committed, marking an important milestone for our mixed-use portfolio and reflecting improving demand for well-located and highly amenitized office environments. Since the start of 2024, we advanced multiple residential developments at our existing retail centers across the portfolio, including projects in Hoboken, New Jersey; Bala Cynwyd and Willow Grove, Pennsylvania; and Santana Row's Lot 12 in San Jose, California. We also added new retail redevelopment projects at Andorra Shopping Center in suburban Philadelphia and Grossmont Center near San Diego. In many cases, the highest return opportunity is not acquiring new assets, but improving what we already own, a skillset that remains a defining advantage for Federal Realty.

Looking Ahead

As we enter 2026, the fundamental conditions supporting our business remain firmly in place, with limited new retail supply and a strong balance sheet allowing us to remain patient and opportunistic as conditions evolve. In an environment where high-quality space is increasingly scarce, well-located properties serving affluent communities remain positioned for sustained demand.

Perhaps most importantly, Federal Realty's business model remains intentionally adaptable. Whether opportunities arise through acquisitions, expansions, or redevelopment within our existing portfolio, our objective remains the same: allocate capital toward the opportunities that create the greatest long-term value.

We look forward to sharing more about this strategy and the opportunities throughout the year.

In Closing

Federal Realty's success continues to be driven by the dedication of our more than 300 employees who bring our properties to life every day. Their commitment to excellence, together with the guidance and stewardship of our Board of Trustees, allows us to remain focused on creating long-term value for our shareholders.

Public markets may at times gravitate toward what feels shiny and new, but enduring value is built through disciplined execution over time.

On behalf of the Board of Trustees and our entire team, thank you for your continued trust and investment in Federal Realty.

Sincerely,

Donald C. Wood
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO THE SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 1-07533 (Federal Realty Investment Trust)
Commission file number: 333-262016-01 (Federal Realty OP LP)

FEDERAL REALTY INVESTMENT TRUST
FEDERAL REALTY OP LP
(Exact Name of Registrant as Specified in its charter)

Maryland (Federal Realty Investment Trust)	**87-3916363**
Delaware (Federal Realty OP LP)	**52-0782497**
(State of Organization)	(IRS Employer Identification No.)

909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852
(Address of Principal Executive Offices)   (Zip Code)

(301) 998-8100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Federal Realty Investment Trust

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Shares of Beneficial Interest $.01 par value per share, with associated Common Share Purchase Rights	FRT	New York Stock Exchange
Depositary Shares, each representing 1/1000 of a share of 5.00% Series C Cumulative Redeemable Preferred Stock, $.01 par value per share	FRT-C	New York Stock Exchange

Federal Realty OP LP

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Federal Realty Investment Trust	☒ Yes ☐ No
Federal Realty OP LP	☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Federal Realty Investment Trust	☐ Yes ☒ No
Federal Realty OP LP	☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Federal Realty Investment Trust	☒ Yes ☐ No
Federal Realty OP LP	☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Federal Realty Investment Trust   ☒ Yes   ☐ No
Federal Realty OP LP   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Federal Realty Investment Trust

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

Federal Realty OP LP

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has elected not use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Federal Realty Investment Trust   ☒
Federal Realty OP LP   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Federal Realty Investment Trust   ☐
Federal Realty OP LP   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

Federal Realty Investment Trust   ☐
Federal Realty OP LP   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Federal Realty Investment Trust   ☐ Yes   ☒ No
Federal Realty OP LP   ☐ Yes   ☒ No

The aggregate market value of the registrant's common shares held by non-affiliates of the registrant, based upon the closing sales price of the registrant's common shares on June 30, 2025:

Federal Realty Investment Trust: $8.2 billion
Federal Realty OP LP: N/A

The number of Federal Realty Investment Trust's common shares outstanding on February 9, 2026 was 86,276,033.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Federal Realty Investment Trust's Proxy Statement to be filed with the Securities and Exchange Commission (the "SEC") for its annual meeting of shareholders to be held in May 2026 will be incorporated by reference into Part III hereof.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2025, of Federal Realty Investment Trust and Federal Realty OP LP. Unless stated otherwise or the context otherwise requires, references to "Federal Realty Investment Trust," the "Parent Company" or the "Trust" mean Federal Realty Investment Trust; and references to "Federal Realty OP LP" or the "Operating Partnership" mean Federal Realty OP LP. The term "the Company," "we," "us," and "our" refer to the Parent Company and its business and operations conducted through its directly and indirectly owned subsidiaries, including the Operating Partnership. References to "shares" and "shareholders" refer to the shares and shareholders of the Parent Company and not the limited partnership interests for limited partners of the Operating Partnership.

The Parent Company is a real estate investment trust ("REIT") that owns 100% of the limited liability company interests of, is the sole member of, and exercises exclusive control over Federal Realty GP LLC (the "General Partner"), which is the sole general partner of the Operating Partnership. As of December 31, 2025, the Parent Company owned 100% of the outstanding partnership units (the "OP Units") in the Operating Partnership.

The Company believes combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into this single report provides the following benefits:

- Enhances investors' understanding of the Parent Company and the Operating Partnership by enabling investors to view the businesses as a whole in the same manner as management views and operates the business;

- Eliminates duplicate disclosure and provides a more streamlined and readable presentation; and

- Creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

Management operates the Parent Company and the Operating Partnership as one business. Since the Operating Partnership is managed by the Parent Company, and the Parent Company conducts substantially all of its operations through the Operating Partnership, the management of the Parent Company consists of the same individuals as the management of the Operating Partnership.

We believe it is important to understand the few differences between the Parent Company and the Operating Partnership in the context of how the Parent Company and the Operating Partnership operate as a consolidated company. The Parent Company is a REIT, whose only material asset is its direct and indirect interest in the Operating Partnership. As a result, the Parent Company does not conduct business itself other than issuing public equity from time to time. The Parent Company is not expected to incur any material indebtedness. The Operating Partnership holds substantially all of our assets and retains the ownership interests in the Company's joint ventures. Except for net proceeds from public equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for OP Units, the Operating Partnership generates all capital required by the Company's business. Sources of this capital include the Operating Partnership's operations, its direct or indirect incurrence of indebtedness, and the issuance of partnership units.

Shareholders' equity, partner capital, and non-controlling interests are the primary areas of difference between the Consolidated Financial Statements of the Parent Company and those of the Operating Partnership. The Operating Partnership's capital currently includes OP Units owned by the Parent, and may in the future include OP Units owned by third parties. OP Units owned by third parties, if any, are accounted for in capital in the Operating Partnership's financial statements and in non-controlling interests in the Parent Company's financial statements.

The Parent Company consolidates the Operating Partnership for financial reporting purposes, and the Parent Company does not have assets other than its investment in the Operating Partnership. Therefore, while shareholders' equity and partners' capital differ as discussed above, the assets and liabilities of the Parent Company and the Operating Partnership are the same on their respective financial statements.

In order to highlight the differences between the Parent Company and the Operating Partnership, there are sections in this report that separately discuss the Parent Company and the Operating Partnership, including separate financial statements (but combined footnotes), separate controls and procedures sections, and separate Exhibit 31 and 32 certifications. In the sections that combine disclosure for the Parent Company and the Operating Partnership, this report refers to actions or holdings as being actions or holdings of the Company.

FEDERAL REALTY INVESTMENT TRUST
FEDERAL REALTY OP LP

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

PART I

Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Federal Realty Investment Trust and Federal Realty OP LP (together, "we" "our" or "us") and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- risks that our tenants will not pay rent, may vacate early or may file for bankruptcy or that we may be unable to renew leases or re-let space at favorable rents as leases expire or to fill existing vacancy;
- risks that we may not be able to proceed with or obtain necessary approvals for any development, redevelopment or renovation project, and that completion of anticipated or ongoing property development, redevelopment, or renovation projects that we do pursue may cost more, take more time to complete or fail to perform as expected;
- risks normally associated with the real estate industry, including risks that occupancy levels at our properties and the amount of rent that we receive from our properties may be lower than expected, that new acquisitions may fail to perform as expected, that competition for acquisitions could result in increased prices for acquisitions, that costs associated with the periodic maintenance and repair or renovation of space, insurance and other operations may increase, that environmental issues may develop at our properties and result in unanticipated costs, and, because real estate is illiquid, that we may not be able to sell properties when appropriate;
- risks that our growth will be limited if we cannot obtain additional capital, or if the costs of capital we obtain are significantly higher than historical levels;
- risks associated with general economic conditions, including inflation, tariffs, and local economic conditions in our geographic markets;
- risks of financing on terms which are acceptable to us, our ability to meet existing financial covenants and the limitations imposed on our operations by those covenants, and the possibility of increases in interest rates that would result in increased interest expense;
- risks related to our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as the existence of complex tax regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation, and the adverse consequences of the failure to qualify as a REIT; and
- risks related to natural disasters, climate change and public health crises (such as worldwide pandemics), and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address them, may precipitate or materially exacerbate one or more of the above-mentioned risks, and may significantly disrupt or prevent us from operating our business in the ordinary course for an extended period.

In addition, we describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors" (Part I, Item 1A of this Annual Report on Form 10-K), "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A), and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" (Part II, Item 7).

ITEM 1. BUSINESS

General

Federal Realty Investment Trust (the "Parent Company" or the "Trust") is an equity real estate investment trust ("REIT"). Federal Realty OP LP (the "Operating Partnership") is the entity through which the Trust conducts substantially all of its operations and owns substantially all of its assets. The Trust owns 100% of the limited liability company interest of, is sole member of, and exercises exclusive control over Federal Realty GP LLC (the "General Partner"), which in turn, is the sole general partner of the Operating Partnership. Unless stated otherwise or the context otherwise requires, "we," "our," and "us" means the Trust and its business and operations conducted through its directly and indirectly owned subsidiaries, including the Operating Partnership. We specialize in the ownership, management, and redevelopment of high quality retail and mixed-use properties. These properties are located primarily in major coastal markets and select underserved markets that we believe have strong economic and demographic fundamentals. As of December 31, 2025, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 104 predominantly retail real estate projects comprising approximately 28.8 million commercial square feet. In total, the real estate projects were 96.1% leased and 94.1% occupied at December 31, 2025. Our revenue is primarily generated from lease agreements with tenants. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our dividends per common share for 58 consecutive years.

We were founded in 1962 as a REIT under the laws of the District of Columbia and re-formed as a REIT in the state of Maryland in 1999. In January of 2022, we consummated the UPREIT reorganization described in the Explanatory Note at the beginning of this Annual Report. We operate in a manner intended to qualify as a REIT for tax purposes pursuant to provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Our principal executive offices are located at 909 Rose Avenue, North Bethesda, Maryland 20852. Our telephone number is (301) 998-8100. Our website address is *www.federalrealty.com*. The information contained on our website is not a part of this report and is not incorporated herein by reference.

Business Objectives and Strategies

Our primary business objective is to own, manage, acquire and redevelop a portfolio of high quality retail focused properties that will:
- provide increasing cash flow for distribution to shareholders;
- generate higher internal growth than the shopping center industry over the long term;
- provide potential for capital appreciation; and
- protect investor capital.

Our portfolio includes, and we continue to acquire and redevelop, high quality retail in many formats ranging from regional, community and neighborhood shopping centers that often are anchored by grocery stores to mixed-use properties that are typically centered around a retail component but also include residential and office components.

Operating Strategies

We continuously evaluate and assess our operating strategies to ensure they are effective and put us in the best position to address changes in the market. We actively manage our properties to maximize rents and maintain occupancy levels by attracting and retaining a strong and diverse base of tenants and replacing less relevant, weaker, underperforming tenants with stronger ones. Our properties are generally located in some of the most densely populated and affluent areas of the country. These strong demographics help our tenants generate higher sales, which has generally enabled us to maintain higher occupancy rates, charge higher rental rates, and maintain steady rent growth, all of which increase the value of our portfolio. Our operating strategies also include:
- increasing rental rates through the negotiation of contractual rental increases during the term of the lease, the renewal of expiring leases or the leasing of space to new tenants at higher rental rates while limiting vacancy and down-time;
- maintaining a diversified tenant base, thereby limiting exposure to any one tenant's financial or operating difficulties;
- actively managing the merchandising mix of our tenant base to achieve a balance of strong national and regional tenants with local specialty tenants;
- minimizing overhead and operating costs;
- actively managing the physical appearance of our properties and the construction quality, condition and design of the buildings and other improvements located on our properties to maximize our ability to attract customers and thereby generate higher rents and occupancy rates;
- managing our properties to take into account their impact on climate change and their resilience in the face of climate change;
- developing local and regional market expertise in order to capitalize on market and retailing trends;
- leveraging the contacts and experience of our management team to build and maintain long-term relationships with tenants;
- providing exceptional customer service; and
- creating an experience at many of our properties that is identifiable, unique and serves the surrounding communities to help insulate these properties and the tenants at these properties from the impact of on-line retailing.

Investing Strategies

Our investment strategy is to deploy capital at risk-adjusted rates of return that exceed our long-term weighted average cost of capital in projects that have potential for future income growth and increased value. Our investments primarily fall into one of the following four categories:

- acquiring quality retail and mixed-use properties located in densely populated and/or affluent areas where barriers to entry for further development are high, and that have possibilities for enhancing operating performance and creating value through renovation, expansion, reconfiguration and/or retenanting;
- renovating, expanding, reconfiguring and/or retenanting our existing properties to take advantage of under-utilized land or existing square footage to increase revenue;
- renovating or expanding tenant spaces for tenants capable of producing higher sales, and therefore, paying higher rents; and
- developing the retail portions of mixed-use properties and developing or otherwise investing in non-retail portions of mixed-use properties we already own in order to capitalize on the overall value created in these properties.

Investment Criteria

When we evaluate potential redevelopment, retenanting, expansion, acquisition and development opportunities, we consider such factors as:

- the expected returns in relation to our short and long-term cost of capital as well as the anticipated risk we will face in achieving the expected returns;
- the anticipated growth rate of operating income generated by the property;
- the ability to increase the long-term value of the property through redevelopment and retenanting;
- the tenant mix at the property, tenant sales performance and the creditworthiness of those tenants;
- the geographic area in which the property is located, including the population density, household incomes, education levels, as well as the population and income trends in that geographic area. This may from time to time include the evaluation of new markets;
- competitive conditions in the vicinity of the property, including gross leasable area (GLA) per capita, competition for tenants and the ability of others to create competing properties through redevelopment, new construction or renovation;
- access to and visibility of the property from existing roadways and the potential for new, widened or realigned, roadways within the property's trade area, which may affect access and commuting and shopping patterns;
- the level and success of our existing investments in the market area;
- the current market value of the land, buildings and other improvements and the potential for increasing those market values; and
- the physical condition of the land, buildings and other improvements, including the structural and environmental condition.

Financing Strategies

Our financing strategies are designed to enable us to maintain an investment grade balance sheet while retaining sufficient flexibility to fund our operating and investing activities in the most cost-efficient way possible. Our financing strategies include:

- maintaining a prudent level of overall leverage and an appropriate pool of unencumbered properties that is sufficient to support our unsecured borrowings;
- managing our exposure to variable-rate debt;
- maintaining sufficient levels of cash and available line of credit to fund operating and investing needs on a short-term basis;
- taking advantage of market opportunities to refinance existing debt, reduce interest costs and manage our debt maturity schedule so that a significant portion of our debt relative to our size does not mature in any one year;
- selling properties that have limited growth potential or are not a strategic fit within our overall portfolio and redeploying the proceeds to redevelop, renovate, retenant and/or expand our existing properties, acquire new properties or reduce debt; and
- utilizing the most advantageous long-term source of capital available to us to finance redevelopment and acquisition opportunities, which may include:
  - the sale of our equity or debt securities through public offerings, including our at-the-market ("ATM") equity program in which we may from time to time offer and sell common shares including through forward sales contracts, or private placements,
  - the incurrence of indebtedness through unsecured or secured borrowings including exchangeable debt,

- the issuance of units in our operating partnership (generally issued in exchange for a tax deferred contribution of property); these units typically receive the same distributions as our common shares and the holders of these units have the right to exchange their units for cash or common shares at our option, or
- the use of joint venture arrangements.

Human Capital

At February 9, 2026, we had 314 full-time employees and 6 part-time employees. None of our employees are represented by a collective bargaining unit. We believe that our relationship with our employees is good. We are an Equal Opportunity/ Affirmative Action employer, and strive to maintain a workplace that is free from discrimination on the basis of race, color, religion, age, sex, national origin, disability status, genetics, protected veteran status, sexual orientation, and gender identity or expression.

Health, Safety, and Wellness

We are committed to the health, safety, and wellness of our employees, and foster an environment that allows our people to succeed while balancing work and life. We provide our employees with access to health and wellness programs, which includes benefits that support both physical and mental health. We have also transitioned to a hybrid work model.

Compensation and Benefits

We provide competitive pay and benefits including health, dental, vision, short and long-term disability, life insurance and a 401(k) retirement program, as well as a generous paid time off program that includes vacation, sick, and personal leave. In addition to our equity awards program, we also reward employees with spot bonuses for stellar performance or going above and beyond the base requirements of their job description.

Talent Development

Employees have access to a variety of different training courses, books, book summaries and audio books, and an array of source materials covering a myriad of different business and soft skills training subjects. Additionally, we provide reimbursement for tuition and professional licenses.

Community Involvement

Giving back to the community is an integral part of who we are and what we do. We provide ample ways to give back through programs at our properties or charitable endeavors and volunteer opportunities that also serve as team building exercises for our employees.

Tax Status

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1962 tax return. As a REIT, we are generally not subject to federal income tax on taxable income that we distribute to our shareholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to generally distribute at least 90% of taxable income each year. We will be subject to federal income tax on our taxable income (including, for our taxable years ending on or prior to December 31, 2017, any applicable alternative minimum tax) at regular corporate rates if we fail to qualify as a REIT for tax purposes in any taxable year, or to the extent we distribute less than 100% of our taxable income. We will also generally not qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Even if we qualify as a REIT for federal income tax purposes, we may be subject to certain state and local income and franchise taxes and to federal income and excise taxes on our undistributed taxable income.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Code. A TRS is subject to federal and state income taxes. Our TRS activities have not been material.

General Economic Conditions

Significant uncertainty continues within the macro-economic environment including inflation risk, changes in interest rates, new or higher tariffs and their impact on trade and prices, increases or decreases in federal government spending, and potentially worsening economic conditions, which presents risks for our business and tenants. We continue to monitor and address risks related to the general state of the economy. We believe the actions we have taken to maintain a strong financial position and reinforce our liquidity will continue to mitigate the negative short term impacts of the current economic environment. The extent of the future effects on our business, results of operations, cash flows, and growth strategies is highly uncertain and will ultimately depend on future developments, none of which can be predicted.

Governmental Regulations Affecting Our Properties

We and our properties are subject to a variety of federal, state and local environmental, health, safety and similar laws. Please see Item 1A. "Risk Factors - Risk Factors Related to our REIT Status and Other Laws and Regulations" for further discussion of potential material effects of our compliance with government regulation, including environmental regulations and the rules governing REITs.

The application of these laws to a specific property that we own depends on a variety of property-specific circumstances, including the current and former uses of the property, the building materials used at the property and the physical layout of the property. Under certain environmental laws, we, as the owner or operator of properties currently or previously owned, may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property, we may be held liable for property damage and for investigation and clean up costs incurred in connection with the contamination, and we may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral.

Neither existing environmental, health, safety and similar laws nor the costs of our compliance with these laws has had a material adverse effect on our financial condition or results of operations, and management does not believe they will in the future. In addition, we have not incurred, and do not expect to incur, any material costs or liabilities due to environmental contamination at properties we currently own or have owned in the past. However, we cannot predict the impact of new or changed laws or regulations on properties we currently own or may acquire in the future. We have no current plans for substantial capital expenditures with respect to compliance with environmental, health, safety and similar laws and we carry environmental insurance which covers a number of environmental risks for most of our properties.

Energy and Emissions Regulations Affecting Our Properties

Some jurisdictions in which we own property have enacted or may enact legislation that requires use of only certain types of energy sources, limits energy usage on site, or limits allowable emissions from buildings with fines or other costs being imposed for exceeding those limits. This type of legislation typically includes an extended period of time from adoption to implementation to allow property owners ample opportunity to make investments and take other actions to comply with the legislation. Any investments we believe we will need to make to comply with laws that have been passed to date are being included as part of our ordinary capital improvement planning process for our properties. We also address the potential effects of these types of laws in our energy reduction and energy efficient efforts that are described in more detail in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Corporate Responsibility." These types of laws have not had a material adverse effect on our financial condition or results of operations and management does not believe they will have a material adverse effect in the future. We cannot, however, predict the impact of new or changed laws or regulations on properties we currently own or may acquire in the future.

Competition

Numerous commercial developers and real estate companies compete with us with respect to the leasing and the acquisition of properties. Some of these competitors may possess greater capital resources than we do, although we do not believe that any single competitor or group of competitors in any of the primary markets where our properties are located are dominant in that market. This competition may:
- reduce the number of properties available for acquisition;
- increase the cost of properties available for acquisition;
- interfere with our ability to attract and retain tenants, leading to increased vacancy rates and/or reduced rents; and
- adversely affect our ability to minimize expenses of operation.

Retailers at our properties also face increasing competition from online retailers, outlet stores, discount shopping clubs, superstores, and other forms of sales and marketing of goods and services, such as direct mail. This competition could contribute to lease defaults and insolvency of tenants.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through the Investors section of our website at *www.federalrealty.com* as soon as reasonably practicable after we electronically file the material with, or furnish the material to, the Securities and Exchange Commission, or the SEC.

Our Corporate Governance Guidelines, Code of Business Conduct, Code of Ethics applicable to our Chief Executive Officer and senior financial officers, Whistleblower Policy, organizational documents and the charters of our audit committee, compensation and human capital committee and nominating and corporate governance committee are all available in the Corporate Governance section of the Investors section of our website.

Amendments to the Code of Ethics or Code of Business Conduct or waivers that apply to any of our executive officers or our senior financial officers will be disclosed in the Corporate Governance section of our website as well.

ITEM 1A.   RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Also, documents that we "incorporate by reference" into this Annual Report on Form 10-K, including documents that we subsequently file with the SEC will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the below risk factors describe forward-looking information. The risk factors describe risks that may affect these statements but are not all-inclusive, particularly with respect to possible future events. Many things can happen that can cause actual results to be different from those we describe. These factors include, but are not limited to the following:

Risk Factors Related to our Real Estate Investments and Operations

Revenue from our properties may be reduced or limited if the retail operations of our tenants are not successful.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants and generally provide for reimbursement of real estate taxes and expenses of operating the property. Economic, legal, and/or competitive conditions, such as impacts from higher tariffs, changing interest rates, the cost and availability of labor, and changes in federal government spending, may impact the success of our tenants' retail operations and therefore the amount of rent and expense reimbursements we receive from our tenants. Any reduction in our tenants' abilities to pay base rent, percentage rent, or other charges on a timely basis, including the closing of stores prior to the end of the lease term or the filing by any of our tenants for bankruptcy protection, will adversely affect our financial condition and results of operations. In the event of default by a tenant, we may experience delays and unexpected costs in enforcing our rights as landlord under lease terms, which may also adversely affect our financial condition and results of operations.

Our net income depends on the success and continued presence of our "anchor" tenants.

Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Anchor tenants generally occupy large amounts of square footage, pay a significant portion of the total rents at a property and contribute to the success of other tenants by drawing significant numbers of customers to a property. The closing of one or more anchor stores at a property could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. If we were to experience high levels of anchor turnover and closings, an oversupply of larger retail spaces could result and we may see an increase in vacancy, and/or a decrease in rents for those spaces, which could have a negative impact to our net income. As of December 31, 2025, our anchor tenant space is 97.3% leased and 95.5% occupied.

A shift in retail shopping from brick and mortar stores to online shopping may have an adverse impact on our cash flow, financial condition and results of operations.

Many retailers operating brick and mortar stores have made online sales a vital piece of their business. The shift to online shopping may cause declines in brick and mortar sales generated by certain of our tenants and may cause certain of our tenants to reduce the size or number of their retail locations in the future. This risk is partially mitigated by our strategy of maintaining a diverse portfolio of retail properties. The trend of retailers utilizing brick and mortar locations for 'showroom' and on-line sales distribution purposes (particularly at shopping centers in densely populated areas like ours) may further mitigate this risk. However, there can be no assurance that our shopping centers will not be further impacted by the shift to online shopping. As a result, our cash flow, financial condition, and results of operations could be adversely affected.

We have properties that are geographically concentrated, and adverse economic or real estate market declines in these areas could have a material adverse effect on us.

As of December 31, 2025, our tenants operated in 14 states and the District of Columbia. Any adverse situation that disproportionately affects the the markets where our properties are concentrated may have a magnified adverse effect on our portfolio. Refer to "Properties" (Item 2 of this Annual Report on Form 10-K) for additional discussion of the geographic concentration. Real estate markets are subject to economic downturns, as they have been in the past, and we cannot predict how economic conditions will impact this market in both the short and long term.

Declines in the economy or a decline in the real estate market in these states could hurt our financial performance and the value of our properties. Factors that may negatively affect economic conditions in these states include:

- business or government layoffs or downsizing;
- industry slowdowns;
- elevated levels of inflation over an extended period of time;
- increasing interest rates;
- introduction of new or higher tariffs;
- significant decrease in federal government spending;
- increased business restrictions due to health crises;
- relocations of businesses;
- changing demographics;
- increased telecommuting and use of alternative work places;
- infrastructure quality;
- any oversupply of, or reduced demand for, real estate;
- concessions or reduced rental rates under new leases for properties where tenants defaulted; and
- increased operating costs including insurance premiums and real estate taxes.

We may be unable to collect balances due from tenants that file for bankruptcy protection.

If a tenant or lease guarantor files for bankruptcy, we may not be able to collect all pre-petition amounts owed by that party. In addition, a tenant that files for bankruptcy protection may terminate our lease in which event we would have a general unsecured claim that would likely be for less than the full amount owed to us for the remainder of the lease term, which could adversely affect our financial condition and results of operations.

We may experience difficulty or delay in renewing leases or re-leasing space.

We derive most of our revenue directly or indirectly from rent received from our tenants. We are subject to the risks that, upon expiration or termination of leases, whether by their terms, as a result of a tenant bankruptcy, general economic conditions or otherwise, leases for space in our properties may not be renewed, space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms and may include decreases in rental rates. As a result, our net income could be reduced.

Our development activities have inherent risks.

The ground-up development of improvements on real property, as opposed to the renovation and redevelopment of existing improvements, presents substantial risks. We generally do not look to acquire raw land for future development; however, we do intend to develop and construct additional buildings on projects we already own in order to maximize the value of our real estate. We may also choose to delay completion of a project if market conditions do not allow an appropriate return. If conditions arise and we are not able or decide not to complete a project or if the expected cash flows of our project do not exceed the book value, an impairment of the project may be required. If any new projects are not successful, it may adversely affect our financial condition and results of operations.

In addition to the risks associated with real estate investment in general, as described elsewhere and the specific risks above, the risks associated with our remaining development activities include:
- contractor changes may delay the completion of development projects and increase overall costs;
- significant time lag between commencement and stabilization subjects us to greater risks due to fluctuations in the general economy;
- delivery of residential product into uncertain residential environments may result in lower rents or longer time periods to reach economic stabilization;
- substantial amount of our investment is related to infrastructure and the overall value of the project may be negatively impacted if we do not complete subsequent phases;

- failure or inability to obtain construction or permanent financing on favorable terms;
- expenditure of money and time on projects that may never be completed;
- difficulty securing key anchor or other tenants may impact occupancy rates and projected revenue;
- inability to achieve projected rental rates or anticipated pace of lease-up;
- higher than estimated construction or operating costs, including labor and material costs; and
- possible delay in completion of a project because of a number of factors, including public health crises (such as worldwide pandemics), supply chain disruptions and shortages, inflation, climate change and weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, acts of terror or other acts of violence, or acts of God (such as fires, earthquakes or floods).

Redevelopments and acquisitions may fail to perform as expected.

Our investment strategy includes the redevelopment and acquisition of high quality, retail focused properties in densely populated areas with high average household incomes and significant barriers to adding competitive retail supply. The redevelopment and acquisition of properties entail risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:
- our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, or the time we estimate to complete the improvement, repositioning or redevelopment may be too short. As a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer period;
- we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;
- we may not be able to integrate an acquisition into our existing operations successfully;
- properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project, within the time frames we project, at the time we make the decision to invest, which may result in the properties' failure to achieve the returns we projected;
- our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs or decrease cash flow from the property; and
- our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

Our performance and value are subject to general risks associated with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently, the value of our investments, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks:
- economic downturns in general, or in the areas where our properties are located;
- adverse changes in local real estate market conditions, such as an oversupply or reduction in demand;
- changes in tenant preferences that reduce the attractiveness of our properties to tenants;
- zoning or regulatory restrictions;
- decreases in market rental rates;
- weather conditions that may increase or decrease energy costs and other weather-related expenses;
- costs associated with the need to periodically repair, renovate and re-lease space; and
- increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.

Each of these risks could result in decreases in market rental rates and increases in vacancy rates, which could adversely affect our financial condition and results of operation.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. Additionally, new properties that we may acquire or redevelop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with such new properties until they are fully occupied.

Competition may limit our ability to purchase new properties and generate sufficient income from tenants.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. This competition may:
- reduce properties available for acquisition;
- increase the cost of properties available for acquisition;
- reduce rents payable to us;
- interfere with our ability to attract and retain tenants;
- lead to increased vacancy rates at our properties; and
- adversely affect our ability to minimize expenses of operation.

Retailers at our properties also face increasing competition from online retailers, outlet stores, discount shopping clubs and other forms of sales and marketing of goods, such as direct mail. This competition could contribute to lease defaults and insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our shareholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions including being unable to sell a property at a return we believe is appropriate due to the economic environment. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our shareholders.

We may have limited flexibility in dealing with our jointly owned investments.

Our organizational documents do not limit the amount of funds that we may invest in properties and assets owned jointly with other persons or entities. As of December 31, 2025, we held 18 predominantly retail real estate projects jointly with other persons in addition to properties owned in a "downREIT" structure. Additionally, as of December 31, 2025, we owned an interest in the hotel component of Assembly Row. We may make additional joint investments in the future. Our existing and future joint investments may subject us to special risks, including the possibility that our partners or co-investors might become bankrupt, that those partners or co-investors might have economic or other business interests or goals which are unlike or incompatible with our business interests or goals, that those partners or co-investors might be in a position to take action contrary to our suggestions or instructions, or in opposition to our policies or objectives, and that disputes may develop with our joint venture partners over decisions affecting the property or the joint venture, which may result in litigation or arbitration or some other form of dispute resolution. Although as of December 31, 2025, we held the controlling interests in all of our existing co-investments (except the hotel investment discussed above and the investments in the La Alameda, Chandler Festival, and Chandler Gateway shopping centers), we generally must obtain the consent of the co-investor or meet defined criteria to sell or to finance these properties. Joint ownership gives a third party the opportunity to influence the return we can achieve on some of our investments and may adversely affect our ability to make distributions to our shareholders. We may also be liable for the actions of our co-investors.

Our insurance coverage on our properties may be inadequate.

We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, earthquake, environmental matters, rental loss and acts of terrorism. All of these policies contain coverage limitations. We believe these coverages are of the types and amounts customarily obtained for or by an owner of similar types of real property assets located in the areas where our properties are located. We intend to obtain similar insurance coverage on subsequently acquired properties.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry and other factors outside our control. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts, pandemics, and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Further, we may be unable to collect insurance proceeds if our insurers are unable to pay or contest a claim. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our shareholders.

Natural disasters, climate change and health crises, could have an adverse impact on our cash flow and operating results.

Climate change may add to the unpredictability and frequency of natural disasters and severe weather conditions, impact the availability of natural resources, and create additional uncertainty as to future trends and exposures. Certain of our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, earthquakes, droughts, snow storms, floods and fires. The impact of climate change or the occurrence of natural disasters can delay new development projects, increase investment costs to repair or replace damaged properties, increase operating costs, create additional investment costs to make improvements to existing properties to comply with climate change regulations, increase future property insurance costs, impact the availability of water and other natural resources, and negatively impact the tenant demand for space. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruption or losses from these events, our earnings, liquidity or capital resources could be adversely affected.

In addition, our business is subject to risks related to the effects of public health crises, epidemics, and pandemics. Such events could:
- inhibit global, national and local economic activity;
- drive inflation, adversely affect trading activity in securities markets, which could negatively impact the trading prices of our common shares and debt securities and our ability to access the securities markets as a source of liquidity;
- adversely affect our tenants' financial condition by limiting foot traffic and staffing at their businesses, which could affect their ability to pay rent and willingness to make new leasing commitments;
- reduce our cash flow, which could impact our ability to pay dividends at the current rate and in the current format or at all or to service our debt;
- temporarily or permanently reduce the demand for retail or office space;
- interfere with our business operations by requiring our personnel to work remotely;
- increase the frequency of cyber-attacks;
- disrupt supply chains that could be important in our development and redevelopment activities;
- result in labor shortages;
- interfere with potential purchases and sales of properties;
- impact our ability to pay dividends at the current rate and in the current format or at all; and
- have other direct and indirect effects that are difficult to predict.

Such risks depend upon the nature and severity of the public health concern, as well as the extent and duration of government-mandated orders and personal decisions to limit travel, economic activity and personal interaction, none of which can be predicted with confidence. In particular, we cannot predict the impact of stay-at-home and other government orders instituted in response to a public health concern, which may vary by jurisdiction, or a public health concerns' short and long term economic effects, each of which could have a material adverse effect on our business

<u>Risk Factors Related to our Funding Strategies and Capital Structure</u>

The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition.

As of December 31, 2025, we had approximately $5.0 billion of debt outstanding. Of that outstanding debt, approximately $523.2 million was secured by all or a portion of 8 of our real estate projects. As of December 31, 2025, approximately 82.6% of our debt is fixed rate or is fixed via interest rate swap agreements. Our organizational documents do not limit the level or amount of debt that we may incur. The amount of our debt outstanding from time to time could have important consequences to our shareholders. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other appropriate business opportunities that may arise in the future;
- limit our ability to make distributions on our outstanding common shares and preferred shares;
- make it difficult to satisfy our debt service requirements;
- require us to dedicate increased amounts of our cash flow from operations to payments on debt upon refinancing or on our variable rate, unhedged debt, if interest rates rise;
- limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business;
- limit our ability to obtain any additional debt or equity financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopments or other general corporate purposes or to obtain such financing on favorable terms; and/or
- limit our flexibility in conducting our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

Our ability to make scheduled principal payments of, to pay interest on, or to refinance our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. There can be no assurance that our business will continue to generate sufficient cash flow from operations in the future to service our debt or meet our other cash needs. If we are unable to generate this cash flow from our business, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs, including the payment of dividends required to maintain our status as a real estate investment trust. We cannot assure you that any such refinancing, sale of assets or additional financing would be possible on terms that we would find acceptable.

We are obligated to comply with financial and other covenants pursuant to our debt obligations that could restrict our operating activities, and the failure to comply with such covenants could result in defaults that accelerate payment under our debt agreements.

Our revolving credit facility, unsecured term loans, and certain series of notes include financial covenants that may limit our operating activities in the future. We are also required to comply with additional covenants that include, among other things, provisions:
- relating to the maintenance of property securing a mortgage;
- restricting our ability to pledge assets or create liens;
- restricting our ability to incur additional debt;
- restricting our ability to amend or modify existing leases at properties securing a mortgage;
- restricting our ability to enter into transactions with affiliates; and
- restricting our ability to consolidate, merge or sell all or substantially all of our assets.

As of December 31, 2025, we were in compliance with all of our default related financial covenants. If we were to breach any of our default related debt covenants, including the covenants listed above, and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Many of our debt arrangements, including our public notes and our revolving credit facility, are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a default under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares.

Adverse changes in our credit rating could affect our borrowing capacity and borrowing terms.

Our credit worthiness is rated by nationally recognized credit rating agencies. The credit ratings assigned are based on our operating performance, liquidity and leverage ratios, financial condition and prospects, and other factors viewed by the credit rating agencies as relevant to our industry and the economic outlook in general. Our credit rating can affect the amount of capital we access, as well as the terms of certain existing and future financing we obtain. Since we depend on debt financing to fund the growth of our business, an adverse change in our credit rating, including actual changes in outlook, or even the initiation of review of our credit rating that could result in an adverse change, could have a material adverse effect on us.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties. We believe that it will be difficult to fund our expected growth with cash from operating activities because, in addition to other requirements, we are generally required to distribute to our shareholders at least 90% of our taxable income each year to continue to qualify as a REIT for federal income tax purposes. As a result, we must rely primarily upon the availability of debt or equity capital, which may or may not be available on favorable terms or at all. Debt could include the sale of debt securities and mortgage loans from third parties. If economic conditions and conditions in the capital markets are not favorable at the time we need to raise capital, we may need to obtain capital on less favorable terms. Additionally, we cannot guarantee that additional financing, refinancing, or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the market's perception of our growth potential and risk profile, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors as well as the impact of the economic environment, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Rising interest rates could adversely affect our cash flow and the market price of our outstanding debt and preferred shares.

Of our $5.0 billion of debt outstanding as of December 31, 2025, approximately $1.4 billion bears interest at a variable rate. We have entered into interest rate swaps on $500.6 million of this variable rate debt to effectively fix the rate and limit our exposure to variable rates. We have a $1.25 billion revolving credit facility, which bears interest at SOFR plus 77.5 basis points, of which $310.0 million was outstanding at December 31, 2025, and we have a $250.0 million term loan that bears interest at SOFR plus 85 basis points, of which no amount was outstanding at December 31, 2025. We may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase the interest expense on our variable rate debt and reduce our cash flow, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our shareholders. We may enter into additional hedging arrangements or other transactions for all or a portion of our variable rate debt to limit our exposure to rising interest rates. However, the amounts we are required to pay under variable rate debt to which hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any such hedging arrangements. In addition, an increase in market interest rates may lead purchasers of our debt securities and preferred shares to demand a higher annual yield, which could adversely affect the market price of our outstanding debt securities and preferred shares and the cost and/or timing of refinancing or issuing additional debt securities or preferred shares.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect us.

We may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. These and similar hedging arrangements involve risks, including the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that the amount of income we earn from hedging transactions may be limited by federal tax provisions governing REITs, and that these arrangements may reduce the benefits to us if interest rates decline. Developing and implementing an interest rate risk strategy is complex, and there can be no assurance that our hedging activities will be completely effective at insulating us from risks associated with interest rate fluctuations.

Additionally, in connection with our offering in January 2024 of 3.25% Exchangeable Senior Notes due 2029, we have entered into capped call transactions with certain option counterparties. The capped call transactions cover, subject to customary adjustments, the number of common shares initially underlying the notes. The capped call transactions are expected generally to reduce the potential dilution to our common shares upon any exchange of notes and/or offset any cash payments we are required to make in excess of the principal amount of exchanged notes, as the case may be, with such reduction and/or offset subject to a cap. The option counterparties are financial institutions, and we are subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. Global economic conditions have resulted in the actual or perceived failure or financial difficulties of certain financial institutions and could adversely impact the option counterparties' performance under the capped call transactions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to the termination amount at that time as determined pursuant to the capped call documentation with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of the common shares. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to the common shares. We can provide no assurances as to the financial stability or viability of the option counterparties.

Risk Factors Related to our REIT Status and Other Laws and Regulations

Failure to qualify as a REIT for federal income tax purposes would cause the Parent Company to be taxed as a corporation, which would substantially reduce funds available for payment of distributions.

We believe that we are organized and qualified as a REIT for federal income tax purposes and currently intend to operate in a manner that will allow us to continue to qualify as a REIT under the Code. However, we cannot assure you that we will remain qualified as such in the future.

Qualification as a REIT involves the application of highly technical and complex Code provisions and applicable income tax regulations that have been issued under the Code. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and certain other income. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income. In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Any modification in the tax treatment of REITs could have a significant adverse impact to our net income.

If we fail to qualify as a REIT:
- we would not be allowed a deduction for distributions to shareholders in computing taxable income;
- we would be subject to federal income tax at regular corporate rates;
- unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;
- we could be required to pay significant income taxes, which would substantially reduce the funds available for investment or for distribution to our shareholders for each year in which we failed or were not permitted to qualify; and
- we would no longer be required by law to make any distributions to our shareholders.

To maintain our status as a REIT, we limit the amount of shares any one shareholder of the Parent Company can own.

The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of any taxable year. To protect our REIT status, the Parent Company's declaration of trust prohibits any one shareholder from owning (actually or constructively) more than 9.8% in value of the outstanding common shares or of any class or series of outstanding preferred shares. The constructive ownership rules are complex. Shares of the Parent Company's capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 9.8% in value of the outstanding common shares and/or a class or series of preferred shares (or the acquisition of an interest in an entity that owns common shares or preferred shares) by an individual or entity could cause that individual or entity (or another) to own constructively more than 9.8% in value of the outstanding capital stock. If that happens, either the transfer of ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the 9.8% ownership limit.

The Board of Trustees may waive these restrictions on a case-by-case basis. In addition, the Board of Trustees and two-thirds of our shareholders eligible to vote at a shareholder meeting may remove these restrictions if they determine it is no longer in our best interests for the Parent Company to attempt to qualify, or to continue to qualify, as a REIT. The 9.8% ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for the common shares or otherwise be in the shareholders' best interest.

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a material adverse effect on us and our investors.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the Internal Revenue Service ("IRS") and the U.S. Department of the Treasury ("Treasury"). Changes to the tax laws or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect us and our investors. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Accordingly, such new legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to us and our investors of such qualification.

We may be required to incur additional debt to qualify as a REIT.

As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income. We are subject to income tax on amounts of undistributed taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years. We intend to make distributions to shareholders to comply with the Code's distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because:
- our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and
- non-deductible capital expenditures, creation of reserves, or debt service requirements may reduce available cash but not taxable income.

In these circumstances, we might have to borrow funds on terms we might otherwise find unfavorable and we may have to borrow funds even if our management believes the market conditions make borrowing financially unattractive. Current tax law also allows us to pay a portion of our distributions in shares instead of cash.

Environmental laws and regulations could reduce the value or profitability of our properties.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be responsible for the disposal or treatment of hazardous or toxic substances released on or in properties we own or operate, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances. Further, the presence of contamination on our properties or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole.

In addition, changes in government legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our development or redevelopment projects without a corresponding increase in revenues, which may adversely affect our financial condition, results of operations and cash flows.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of this Act, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with this Act may require expensive changes to the properties.

The revenues generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject.

We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. The leases typically require that each tenant comply with all laws and regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Non-compliance of this sort could reduce our revenues from a tenant, could require us to pay penalties or fines relating to any non-compliance, and could adversely affect our ability to sell or lease a property.

Certain tax and anti-takeover provisions of the Parent Company's declaration of trust and bylaws, and certain restrictions in the Partnership's limited partnership agreement, may inhibit a change of our control.

Certain provisions contained in the Parent Company's declaration of trust and bylaws and the Maryland General Corporation Law, as applicable to Maryland REITs, may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the shareholders from receiving a premium for their common shares over then-prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- authorization of the issuance of our preferred shares with powers, preferences or rights to be determined by the Board of Trustees;
- special meetings of our shareholders may be called only by the chairman of the board, the chief executive officer, the president, by one-third of the trustees or by shareholders possessing no less than 25% of all the votes entitled to be cast at the meeting;
- the Board of Trustees, without a shareholder vote, can classify or reclassify unissued shares of beneficial interest, including the reclassification of common shares into preferred shares and vice-versa;
- a two-thirds shareholder vote is required to approve some amendments to the declaration of trust; and
- advance-notice requirements for proposals to be presented at shareholder meetings.

In addition, if we elect to be governed by it in the future, the Maryland Control Share Acquisition Law could delay or prevent a change in control. Under Maryland law, unless a REIT elects not to be subject to this law, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by shareholders by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer and by officers or trustees who are employees of the REIT. "Control shares" are voting shares that would entitle the acquirer to exercise voting power in electing trustees within specified ranges of voting power. A "control share acquisition" means the acquisition of control shares, with some exceptions.

The Parent Company's bylaws state that the Maryland control share acquisition law will not apply to any acquisition by any person of our common shares. This bylaw provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares, by a vote of a majority of the shareholders entitled to vote, and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

In addition, certain provisions in the Partnership's limited partnership agreement (the "Partnership Agreement") may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some shareholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of the Partnership without the concurrence of our Board of Trustees. These provisions include, among others:

- redemption rights of limited partners and certain assignees of units of limited partnership interest ("OP Units");
- transfer restrictions on OP Units and restrictions on admissions of partners;
- a requirement that the General Partner may not be removed as the general partner of the Partnership without its consent;
- the ability of the General Partner to issue preferred partnership interests in the Partnership with terms that it may determine, without the approval or consent of any Limited Partner; and
- restrictions on the ability of the General Partner, the Partnership or the Parent Company to transfer its interests in the Partnership or otherwise engage in certain extraordinary transactions, including, among others, certain mergers, business combinations, sales of all or substantially all of their assets and recapitalizations.

General Risk Factors

The market value of our debt and equity securities is subject to various factors that may cause significant fluctuations or volatility.

As with other publicly traded securities, the market price of our debt and equity securities depends on various factors, which may change from time to time and/or may be unrelated to our financial condition, operating performance or prospects that may cause significant fluctuations or volatility in such prices. These factors include, among others:

- general economic and financial market conditions;
- level and trend of interest rates;
- our ability to access the capital markets to raise additional capital;
- the issuance of additional equity or debt securities;
- changes in our funds from operations ("FFO") or earnings estimates;
- changes in our credit or analyst ratings;
- our financial condition and performance;
- market perception of our business compared to other REITs; and
- market perception of REITs, in general, compared to other investment alternatives.

We cannot assure you we will continue to pay dividends in the current composition or at historical rates.

Our ability to continue to pay dividends on our common shares at historical rates or to increase our common share dividend rate, and our ability to pay preferred share dividends and service our debt securities, will depend on a number of factors, including, among others, the following:

- our financial condition and results of future operations;
- the performance by our tenants under their contractual lease agreements;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase, or if we change the composition of the dividend on our common shares, it could have an adverse effect on the market price of our common shares and other securities. Any preferred shares we may offer in the future may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common shares. Conversely, payment of dividends on our common shares may be subject to payment in full of the dividends on any preferred shares and payment of interest on any debt securities we may offer.

The Parent Company is a holding company with no direct operations, and it will rely on funds received from the Partnership to pay its obligations and make distributions to its shareholders.

The Parent Company is a holding company and expects to conduct substantially all of its operations through the Partnership. The Parent Company will not have, apart from an interest in the Partnership, any independent operations. As a result, the Parent Company will rely on distributions from the Partnership to make any distributions we declare on our common shares. The Parent Company will also rely on distributions from the Partnership to meet its obligations, including any tax liability on taxable income allocated to the Parent Company from the Partnership. Through its ownership and control of the General Partner, the Parent Company exercises exclusive control over the Partnership, including the authority to cause the Partnership to make distributions, subject to certain limited approval and voting rights of the Partnership's Limited Partners as described in the Partnership Agreement. In addition, because the Parent Company is a holding company, your claims as shareholders are structurally subordinated to all existing and future liabilities and obligations to preferred equity holders of the Partnership and its subsidiaries. Therefore, in the event of a bankruptcy, insolvency, liquidation or reorganization of the Partnership or its subsidiaries, assets of the Partnership or the applicable subsidiary will be available to satisfy any claims of our shareholders only after such liabilities and obligations have been satisfied in full.

We currently own 100% of the OP Units issued by the Partnership and are its sole Limited Partner. However, in connection with our future acquisition activities or otherwise, we may issue additional OP Units to third parties and admit additional Limited Partners. Such issuances would reduce the Parent Company's percentage ownership in the Partnership.

Loss of our key management could adversely affect performance and the value of our common shares.

We are dependent on the efforts of our key management. Although we believe qualified replacements could be found for any departures of key executives, the loss of their services could adversely affect our performance and the value of our common shares.

We may adjust our business policies without shareholder approval.

We may modify our approach to investment, financing, borrowing, and other operating strategies without shareholder approval. A change in the approach to any of these items could adversely affect our financial condition and results of operations, and the market price of our securities.

Our current business plan focuses on our investment in high quality retail based properties that are typically neighborhood and community shopping centers or mixed-use properties, principally through redevelopments and acquisitions. If this business plan is not successful, it could have a material adverse effect on our financial condition and results of operations.

Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements that we make, including those in this Annual Report on Form 10-K. Except as may be required by law, we make no promise to update any of the forward-looking statements as a result of new information, future events or otherwise. You should carefully review the above risks and the risk factors.

We face risks relating to cyber threats that could cause loss of confidential information and other business disruptions.

We rely extensively on information technology systems to process transactions and manage our business, and our business is at risk from and may be impacted by cybersecurity incidents. These could include attempts to gain unauthorized access to our data and computer systems as well as attacks on third party's information technology systems that we rely on to provide important information technology services relating to key business functions, such as payroll. Cyber attacks can be both individual and/or highly organized attempts by very sophisticated hacking organizations. A cyber attack could compromise the confidential information of our employees, tenants, and vendors. A successful attack could adversely affect our business operations, results of operations, or financial condition by, among other things, disrupting our collection of revenue, interfering with our ability to satisfy our financial obligations by restricting access to our assets, or causing inaccuracies in our financial reporting. We employ a number of measures to prevent, detect, and mitigate these threats, which include password encryption, multi-factor authentication, frequent password change events, firewall detection systems, anti-virus software in-place, frequent backups, a redundant data system for core applications, and penetration testing; however, there is no guarantee such efforts will be successful in preventing a material cybersecurity incident.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBER SECURITY

Our chief information officer, who has over 30 years of experience in managing information systems for real estate companies, heads our internal team of technology professionals who are responsible for managing our cybersecurity risks, which includes identifying our primary areas of risk, establishing processes, procedures, and systems to mitigate those risks and identifying and remediating any breaches that may occur. Cybersecurity risk management falls under our chief legal officer as part of our overall risk management program, which is ultimately overseen by the Audit Committee of the Board of Trustees. Our team is supported by a third party company that we have retained to act as our chief information security officer based on the third party company's experience in preventing cybersecurity incidents, advising clients about appropriate cybersecurity procedures and processes, and assessing the integrity of those procedures and processes. The assessment and management of our cybersecurity risks covers all of our internal systems, the systems of third parties who maintain our data, and our use of artificial intelligence.

We rely on our management team's experience in risk management, in consultation with our third party advisor, to appropriately address cybersecurity threats. As part of our processes to manage risks from cybersecurity threats and our use of artificial intelligence, we have developed and enforce company-wide policies related to password encryption, strength and expiration, we require multi-factor authentication where appropriate, conduct regular employee training about our policies and cybersecurity threats, and we have adopted a policy on use of artificial intelligence. We make use of firewalls, end-point protection, backups, redundancies, regular penetration testing, and our systems monitor and flag irregularities in how our information systems are accessed or used. Any known cybersecurity incidents would be reported by our chief information officer to our chief legal officer and disclosure committee for evaluation and remediation, and for a determination of how we might develop further security systems and procedures to address evolving cybersecurity threats. Management provides written and verbal updates to the Audit Committee at least quarterly identifying our primary areas of risk, actions taken or planned to be taken to mitigate those risks, and specific activities undertaken during the quarter, including employee training and the results of that training. Management would also provide updates to seek oversight from the Audit Committee on an ad hoc basis in connection with any material cybersecurity incident, should one occur.

We have not experienced any cybersecurity incident that has had a material impact on our business strategy, results of operations, or financial condition. For more information, see Item 1A. Risk Factors ("We face risks relating to cybersecurity threats that could cause loss of confidential information and other business disruptions".

ITEM 2.   PROPERTIES

General

As of December 31, 2025, we owned or had a majority ownership interest in community and neighborhood shopping centers and mixed-used properties which are operated as 104 predominantly retail real estate projects comprising approximately 28.8 million commercial square feet. These properties are located primarily in major coastal markets and select underserved markets that we believe have strong economic and demographic fundamentals. No single commercial or residential property accounted for over 10% of our 2025 total revenue. We believe that our properties are adequately covered by commercial general liability, fire, flood, earthquake, terrorism and business interruption insurance provided by reputable companies, with commercially reasonable exclusions, deductibles and limits.

Tenant Diversification

As of December 31, 2025, we had approximately 3,700 commercial leases and 2,700 residential leases, with commercial tenants ranging from sole proprietors to major national and international retailers. No one tenant or affiliated group of tenants accounted for more than 2.4% of our annualized base rent as of December 31, 2025. As a result of our tenant diversification, we believe our exposure to any one bankruptcy filing has not been and will not be significant, however, multiple filings by a number of tenants could have a significant impact.

Geographic Diversification

Our 104 real estate projects are located in 14 states and the District of Columbia. The following table shows the number of projects, the gross leasable area ("GLA" of commercial space and the percentage of total portfolio gross leasable area of commercial space in each state as of December 31, 2025.

State	Number of Projects	Gross Leasable Area	Percentage of Gross Leasable Area
		(In square feet)	
California	20	7,169,000	24.9 %
Maryland	18	5,085,000	17.7 %
Virginia	20	4,766,000	16.5 %
Massachusetts	7	2,249,000	7.8 %
New Jersey	7	1,886,000	6.5 %
Pennsylvania	9	1,786,000	6.2 %
New York	7	1,494,000	5.2 %
Florida	4	1,287,000	4.5 %
Arizona	2	908,000	3.2 %
Illinois	4	778,000	2.7 %
Kansas	1	552,000	1.9 %
Nebraska	1	452,000	1.6 %
Michigan	1	205,000	0.7 %
Connecticut	2	156,000	0.5 %
District of Columbia	1	25,000	0.1 %
Total	**104**	**28,798,000**	**100.0 %**

Leases, Lease Terms and Lease Expirations

Our leases are classified as operating leases and typically are structured to require the monthly payment of minimum rents in advance, subject to periodic increases during the term of the lease, percentage rents based on the level of sales achieved by tenants, and reimbursement of a majority of on-site operating expenses and real estate taxes. These features in our leases generally reduce our exposure to higher costs and allow us to participate in improved tenant sales.

Commercial property leases generally range from three to ten years; however, certain leases, primarily with anchor tenants, may be longer. Many of our leases contain tenant options that enable the tenant to extend the term of the lease at expiration at pre-established rental rates that often include fixed rent increases, consumer price index adjustments or other market rate adjustments from the prior base rent. Leases on residential units are generally for a period of one year or less and, in 2025, represented approximately 8.7% of total rental income.

The following table sets forth the schedule of lease expirations for our commercial leases in place as of December 31, 2025 for each of the 10 years beginning with 2026 and after 2035 in the aggregate assuming that none of the tenants exercise future renewal options. Annualized base rents reflect in-place contractual rents as of December 31, 2025.

Year of Lease Expiration	Leased Square Footage Expiring	Percentage of Leased Square Footage Expiring	Annualized Base Rent Represented by Expiring Leases	Percentage of Annualized Base Rent Represented by Expiring Leases
2026	1,859,000	7 %	$ 51,872,000	6 %
2027	3,016,000	11 %	101,069,000	11 %
2028	3,300,000	12 %	99,794,000	11 %
2029	3,726,000	14 %	127,878,000	14 %
2030	2,879,000	11 %	94,113,000	11 %
2031	2,197,000	8 %	76,161,000	9 %
2032	2,572,000	9 %	90,735,000	10 %
2033	1,607,000	6 %	54,261,000	6 %
2034	1,403,000	5 %	44,586,000	5 %
2035	1,886,000	7 %	67,991,000	8 %
Thereafter	2,650,000	10 %	79,917,000	9 %
Total	27,095,000	100 %	$ 888,377,000	100 %

During 2025, we signed leases for a total of 2,471,000 square feet of retail space including 2,340,000 square feet of comparable space leases (leases for which there was a prior tenant) at an average rental increase of 15% on a cash basis. New leases for comparable spaces were signed for 841,000 square feet at an average rental increase of 19% on a cash basis. Renewals for comparable spaces were signed for 1,499,000 square feet at an average rental increase of 12% on a cash basis. Tenant improvements and incentives for comparable spaces were $23.18 per square foot, of which, $53.34 per square foot was for new leases and $6.26 per square foot was for renewals in 2025.

During 2024, we signed leases for a total of 2,434,000 square feet of retail space including 2,392,000 square feet of comparable space leases (leases for which there was a prior tenant) at an average rental increase of 11% on a cash basis. New leases for comparable spaces were signed for 979,000 square feet at an average rental increase of 15% on a cash basis. Renewals for comparable spaces were signed for 1,413,000 square feet at an average rental increase of 8% on a cash basis. Tenant improvements and incentives for comparable spaces were $26.03 per square foot, of which, $58.91 per square foot was for new leases and $3.25 per square foot was for renewals in 2024.

The rental increases associated with comparable spaces generally include all leases signed for retail space in arms-length transactions reflecting market leverage between landlords and tenants during the period, excluding leases at properties sold or under contract to be sold. The comparison between the rent for expiring leases and new leases is determined by including contractual rent on the expiring lease, including percentage rent considered to part of base rent, and the comparable annual rent and in some instances, projections of percentage rent, to be paid on the new lease. In atypical circumstances, management may exercise judgment as to how to most effectively reflect the comparability of spaces reported in this calculation. The change in rental income on comparable space leases is impacted by numerous factors including current market rates, location, individual tenant creditworthiness, use of space, market conditions when the expiring lease was signed, capital investment made in the space and the specific lease structure. Tenant improvements and incentives include the total dollars committed for the improvement (fit out) of a space as it relates to a specific lease. Incentives include amounts paid to tenants as an inducement to sign a lease that do not represent building improvements. Costs related to tenant improvements require judgment by management in determining what are costs specific to the tenant and not deferred maintenance on the space.

In the past five years, we have executed comparable space leases for 2.0 to 2.4 million square feet of retail space each year and expect the volume for 2026 will be in line with these historical averages. Although we expect overall positive increases in annual rent for comparable spaces, changes in annual rent for any individual lease or combinations of individual leases reported in any particular period may be positive or negative and we can provide no assurance that the annual rents on comparable space leases will continue to increase at historical levels, if at all. A decline in current economic conditions could adversely impact our volume of leasing activity and the amount of rent we are able to charge to new or renewing tenants.

The leases signed in 2025 generally become effective over the following two years though some may not become effective until 2028 and beyond. Further, there is risk that some new tenants will not ultimately take possession of their space and that tenants for both new and renewal leases may not pay all of their contractual rent due to operating, financing or other matters. However, our historical increases in rental rates do provide information about the tenant/landlord relationship and the potential increase we may achieve in rental income over time.

Retail and Residential Properties

The following table sets forth information concerning all real estate projects in which we owned an equity interest, had a leasehold interest, or otherwise controlled and are consolidated as of December 31, 2025. Except as otherwise noted, we are the sole owner of our real estate projects. Principal tenants are the largest tenants in the project based on square feet leased or are tenants important to a project's success due to their ability to attract retail customers.

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Arizona						
Camelback Colonnade Phoenix, AZ 85016(4)	1977, 2019	2021	603,000	$18.82	99%	Fry's Food & Drug Marshalls Nordstrom Last Chance Best Buy HomeGoods
Chandler Festival Chandler, AZ 85224(5)(6)	2000	2022	355,000	$19.22	98%	Ross Dress for Less Nordstrom Rack TJ Maxx Ulta Wayfair Outlet
Chandler Gateway Chandler, AZ 85226(5)(6)	2001	2022	261,000	$11.54	97%	Walmart Hobby Lobby Petco
The Shops at Hilton Village Scottsdale, AZ 85250(4)(7)	1982, 1989	2021/2022	305,000	$36.78	88%	CVS Houston's
California						
Azalea South Gate, CA 90280(4)(6)	2014	2017	226,000	$33.07	100%	Marshalls Ross Dress for Less Ulta Michaels
Bell Gardens Bell Gardens, CA 90201(4)(6)(7)	1990, 2003, 2006	2017/2018	371,000	$25.79	93%	Food 4 Less El Super Marshalls Ross Dress for Less Bob's Discount Furniture
Colorado Blvd Pasadena, CA 91103(7)	1905-1988	1998	42,000	$50.42	73%	Banana Republic True Food Kitchen
Crow Canyon Commons San Ramon, CA 94583	1980, 1998, 2006	2005/2007	239,000	$36.98	85%	Sprouts Total Wine & More Alamo Ace Hardware
Del Monte Shopping Center Monterey, CA 93940	1968, 1976, 1984, 2004	2025	675,000	$18.82	80%	Whole Foods Macy's Petco Pottery Barn Apple Sephora
East Bay Bridge Emeryville & Oakland, CA 94608	1994-2001, 2011, 2012	2012	441,000	$20.93	98%	Pak-N-Save Target Home Depot Nordstrom Rack Michaels
Escondido Promenade Escondido, CA 92029	1987	1996/2010	298,000	$32.01	100%	TJ Maxx Dick's Sporting Goods Ross Dress for Less Bob's Discount Furniture
Fourth Street Berkeley, CA 94710(4)	1948, 1975	2017	71,000	$41.11	47%	CB2 Bellwether Coffee
Freedom Plaza Los Angeles, CA 90002(4)(7)	2020	2018	114,000	$32.68	92%	Smart & Final Nike Blink Fitness Ross Dress for Less
Grossmont Center La Mesa, CA 91942(4)	1961, 1963, 1982-1983, 2002	2021	866,000	$16.62	95%	Target Walmart Barnes & Noble CVS
Hastings Ranch Plaza Pasadena, CA 91107(7)	1958, 1984, 2006, 2007	2017	273,000	$9.66	100%	Marshalls HomeGoods CVS
La Alameda Walnut Park, CA 90255(5)(6)(7)	2008	2017	245,000	$29.04	94%	Marshalls Ross Dress for Less CVS Petco

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Old Town Center Los Gatos, CA 95030	1962, 1998	1997	99,000	$49.43	89%	Anthropologie Sephora Arhaus Furniture Teleferic Barcelona
Olivo at Mission Hills Mission Hills, CA 91345(4)	2018	2017	155,000	$35.10	100%	Target 24 Hour Fitness Ross Dress for Less Ulta
Pinole Vista Crossing Pinole, CA 94564	1995, 2015	2024	216,000	$22.48	99%	FoodMaxx TJ Maxx Nordstrom Rack HomeGoods Ulta
Plaza Del Sol South El Monte, CA 91733(4)	2009	2017	48,000	$25.97	98%	Marshalls
Plaza El Segundo / The Point El Segundo, CA 90245 (6)	2006-2007, 2016	2011/2013	503,000	$49.24	99%	Whole Foods Nordstrom Rack HomeGoods Dick's Sporting Goods Multiple Restaurants
San Antonio Center Mountain View, CA 94040(7)(8)	1958, 1964-1965, 1974-1975, 1995-1997	2015/2019	213,000	$18.37	100%	Trader Joe's Walmart 24 Hour Fitness
Santana Row San Jose, CA 95128(7)(10)	2002, 2009, 2016, 2020	1997	1,521,000	$57.21	98%	Crate & Barrel Container Store Best Buy Sephora Cisco Systems Net App Multiple Restaurants
Santana Row Residential San Jose, CA 95128	2003-2006, 2014	1997/2012	554 units	N/A	97%	
Sylmar Towne Center Sylmar, CA 91342(4)	1973	2017	148,000	$22.37	95%	Food 4 Less CVS Ross Dress for Less
Westgate Center San Jose, CA 95129	1960-1966	2004	650,000	$23.72	92%	Target Nordstrom Rack Nike Factory TJ Maxx Ross Dress for Less
Connecticut						
Darien Commons Darien, CT 06820	1920-2009, 2023	2013/2018	120,000	$48.04	96%	Equinox Walgreens Multiple Restaurants
Darien Commons Residential Darien, CT 06820	2022	2013/2018	124 units	N/A	96%	
Greenwich Avenue Greenwich Avenue, CT 06830	1968	1995	36,000	$96.19	100%	Saks Fifth Avenue
District of Columbia						
Friendship Center Washington, DC 20015	1998	2001	25,000	$23.18	100%	Maggiano's
Florida						
CocoWalk Coconut Grove, FL 33133(11)	1990/1994, 1922-1973, 2018-2021	2015-2017	278,000	$50.24	100%	Cinepolis Theaters Youfit Health Club Multiple Restaurants
Del Mar Village Boca Raton, FL 33433	1982, 1994 & 2007	2008/2014	187,000	$25.59	98%	Aldi CVS L.A. Fitness
Shops at Pembroke Gardens Pembroke Pines, FL 33027	2007	2022	391,000	$33.70	100%	Nike Factory Old Navy DSW Barnes & Noble
Tower Shops Davie, FL 33324	1989, 2017	2011/2014	431,000	$30.53	99%	Trader Joe's TJ Maxx Ross Dress for Less Best Buy Ulta
Illinois						
Crossroads Highland Park, IL 60035	1959	1993	168,000	$21.52	97%	L.A. Fitness Ulta Binny's Ferguson Home

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Finley Square Downers Grove, IL 60515	1974	1995	258,000	$18.96	93%	Marshalls Home Goods Michaels Portillo's
Garden Market Western Springs, IL 60558	1958	1994	141,000	$16.62	100%	Mariano's Fresh Market Walgreens
Riverpoint Center Chicago, IL 60614	1989, 2012	2017	211,000	$22.00	98%	Jewel Osco Marshalls Old Navy
Kansas						
Town Center Crossing/Town Center Plaza Leawood, KS 66209	1995, 2005-2008, 2014, 2015	2025	552,000	$37.14	95%	Trader Joe's Crate & Barrel Pottery Barn Restoration Hardware Apple Aritzia
Maryland						
Annapolis Town Center Annapolis, MD 21401	2007-2010	2025	479,000	$34.67	90%	Whole Foods Restoration Hardware Pottery Barn Williams Sonoma Life Time Fitness Anthropologie
Bethesda Row Bethesda, MD 20814(6)(7)	1945-1991 2001, 2008	1993-2006/ 2008/2010	532,000	$60.65	99%	Giant Food Apple Anthropologie Equinox Multiple Restaurants
Bethesda Row Residential Bethesda, MD 20814 (6)	2008	1993	180 units	N/A	92%	
Congressional Plaza Rockville, MD 20852(4)	1965	1965	309,000	$46.87	91%	The Fresh Market Ulta Barnes & Noble Container Store
Congressional Plaza Residential Rockville, MD 20852(4)	2003, 2016	1965	194 units	N/A	95%	
Courthouse Center Rockville, MD 20852	1975	1997	33,000	$30.44	81%	
Federal Plaza Rockville, MD 20852	1970	1989	249,000	$40.51	96%	Trader Joe's TJ Maxx Micro Center Ross Dress for Less
Gaithersburg Square Gaithersburg, MD 20878	1966	1993	205,000	$33.44	98%	Marshalls Ross Dress for Less Ashley Furniture HomeStore CVS
Governor Plaza Glen Burnie, MD 21961	1963	1985	243,000	$20.62	100%	Aldi Dick's Sporting Goods Ross Dress for Less Petco Bob's Discount Furniture
Laurel Laurel, MD 20707	1956	1986	367,000	$25.27	96%	Giant Food Marshalls L.A. Fitness HomeGoods
Montrose Crossing Rockville, MD 20852	1960-1979, 1996, 2011	2011/2013	369,000	$35.06	98%	Giant Food Marshalls Home Depot Design Center Old Navy Burlington
Perring Plaza Baltimore, MD 21134	1963	1985	398,000	$17.07	91%	Giant Food Home Depot Dick's Sporting Goods Micro Center Burlington
Pike & Rose North Bethesda, MD 20852(10)	1963, 2014, 2018, 2020, 2025	1982/2007/ 2012	955,000	$47.31	100%	Porsche Uniqlo REI H&M L.L. Bean Choice Hotels Multiple Restaurants

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Pike & Rose Residential North Bethesda, MD 20852	2014, 2018	1982/2007	447 units	N/A	94%	
Plaza Del Mercado Silver Spring, MD 20906	1969	2004	116,000	$35.01	97%	Aldi CVS L.A. Fitness
Quince Orchard Gaithersburg, MD 20877(7)	1975	1993	271,000	$26.17	87%	Aldi HomeGoods L.A. Fitness Staples
THE AVENUE at White Marsh Baltimore, MD 21236(8)	1997	2007	315,000	$29.05	100%	AMC Ulta Old Navy Nike
The Shoppes at Nottingham Square Baltimore, MD 21236	2005-2006	2007	33,000	$55.48	100%	
White Marsh Other Baltimore, MD 21236	1985	2007	43,000	$47.89	100%	
White Marsh Plaza Baltimore, MD 21236	1987	2007	80,000	$24.55	98%	Giant Food
Wildwood Bethesda, MD 20814	1958	1969	88,000	$114.79	100%	Balducci's CVS Multiple Restaurants
Massachusetts						
Assembly Row/ Assembly Square Marketplace Somerville, MA 02145(10)	2005, 2014, 2018, 2021	2005-2011/ 2013	1,230,000	$41.61	98%	Trader Joe's TJ Maxx AMC Nike Burlington World Market PUMA Multiple Restaurants
Assembly Row Residential Somerville, MA 02145	2018, 2021	2005-2011	947 units	N/A	94%	
Campus Plaza Bridgewater, MA 02324	1970	2004	113,000	$20.28	100%	Roche Bros. Burlington Five Below
Chelsea Commons Chelsea, MA 02150(6)	1962,1969, 2008	2006-2008	233,000	$15.88	99%	Home Depot Planet Fitness CVS Burlington
Dedham Plaza Dedham, MA 02026	1959	1993/2016/ 2019	253,000	$24.15	97%	Star Market Planet Fitness
Linden Square Wellesley, MA 02481	1960, 2008	2006	223,000 7 units	$53.28 N/A	97% 100%	Roche Bros. CVS Multiple Restaurants
North Dartmouth North Dartmouth, MA 02747	2004	2006	48,000	$17.22	100%	Stop & Shop
Queen Anne Plaza Norwell, MA 02061	1967	1994	149,000	$21.65	99%	Big Y Foods TJ Maxx HomeGoods
Michigan						
Gratiot Plaza Roseville, MI 48066	1964	1973	205,000	$14.68	85%	Kroger Best Buy Bob's Discount Furniture
Nebraska						
Village Pointe Omaha, NE 68118	2004	2025	452,000	$26.43	96%	Nordstrom Rack Best Buy Apple Sephora lululemon
New Jersey						
Brick Plaza Brick Township, NJ 08723(7)	1958	1989	405,000	$23.66	97%	Trader Joe's L.A. Fitness HomeGoods Ulta Burlington
Brook 35 Sea Grit, NJ 08750(4)(6)(8)	1986, 2004	2014	97,000	$42.96	100%	Banana Republic Gap Tommy's Tavern + Tap
Ellisburg Cherry Hill, NJ 08034	1959	1992	260,000	$21.18	100%	Whole Foods Five Below RH Outlet

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Hoboken Hoboken, NJ 07030(4)(6)(12)	1887-2006	2019/2020/2022	171,000	$62.98	97%	CVS New York Sports Club
			129 units	N/A	96%	Sephora Multiple Restaurants
Mercer on One Lawrenceville, NJ 08648(7)	1975	2003/2017/2023	551,000	$29.16	97%	Shop Rite Nike Ross Dress for Less Nordstrom Rack REI Tesla
The Grove at Shrewsbury Shrewsbury, NJ 07702(4)(6)(8)	1988, 1993 & 2007	2014	191,000	$56.91	99%	Bloomies lululemon Anthropologie Pottery Barn Williams Sonoma
Troy Hills Parsippany-Troy, NJ 07054	1966	1980	211,000	$20.09	99%	Target Floor & Décor Michaels
New York						
Fresh Meadows Queens, NY 11365	1949	1997	408,000	$41.67	99%	Lidl Island of Gold AMC Kohl's Planet Fitness
Georgetowne Shopping Center Brooklyn, NY 11234	1969, 2006, 2015	2019	147,000	$43.82	94%	Foodway Five Below IHOP
Greenlawn Plaza Greenlawn, NY 11743	1975, 2004	2006	103,000	$18.72	93%	Greenlawn Farms Planet Fitness
Hauppauge Hauppauge, NY 11788	1963	1998	134,000	$27.26	94%	Shop Rite TJ Maxx Five Below
Huntington Huntington, NY 11746	1962, 2024	1988/2007/2015	217,000	$37.02	97%	Whole Foods Petsmart REI Ulta
Huntington Square East Northport, NY 11731	1980, 2007	2010/2023	244,000	$23.07	90%	Aldi 24 Hour Fitness AMC
Melville Mall Huntington, NY 11747(7)	1974	2006	241,000	$30.84	100%	Uncle Giuseppe's Marketplace Marshalls Dick's Sporting Goods
Pennsylvania						
Andorra Philadelphia, PA 19128	1953	1988	212,000	$15.30	96%	TJ Maxx Kohl's L.A. Fitness Five Below
Bala Cynwyd on City Avenue Bala Cynwyd, PA 19004	1955	1993	174,000	$38.74	96%	Acme Markets Michaels L.A. Fitness
Bala Cynwyd on City Avenue Residential Bala Cynwyd, PA 19004	2020	1993	87 units	N/A	98%	
Flourtown Flourtown, PA 19031	1957	1980	158,000	$24.32	98%	Giant Food Movie Tavern
Lancaster Lancaster, PA 17601(7)	1958	1980	126,000	$20.42	98%	Giant Food AutoZone
Langhorne Square Levittown, PA 19056	1966	1985	226,000	$19.76	99%	Redner's Warehouse Markets Marshalls Planet Fitness
Lawrence Park Broomall, PA 19008	1972	1980/2017	357,000	$25.46	100%	Acme Markets TJ Maxx HomeGoods Barnes & Noble Lankenau Medical Center
Northeast Philadelphia, PA 19114	1959	1983	208,000	$22.79	96%	Marshalls Ulta Skechers Crunch Fitness
Willow Grove Willow Grove, PA 19090	1953	1984	86,000	$26.10	100%	Amazon Food Marshalls Five Below

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Wynnewood Wynnewood, PA 19096	1948	1996	239,000	$32.54	97%	Giant Food Old Navy
			9 units	N/A	100%	DSW
Virginia						
29th Place Charlottesville, VA 22091	1975-2001	2007	168,000	$21.73	99%	Lidl HomeGoods DSW Staples
Barcroft Plaza Falls Church, VA 22041	1963, 1972, 1990, & 2000	2006/2007/ 2016	113,000	$32.78	98%	Harris Teeter
Barracks Road Charlottesville, VA 22905	1958	1985	487,000	$29.95	91%	Harris Teeter Kroger Anthropologie Old Navy Ulta Michaels
Birch & Broad Falls Church, VA 22046	1960/1962	1967/1972	144,000	$40.58	100%	Giant Food CVS Staples
Chesterbrook McLean, VA 22101(4)	1967	2021	89,000	$32.43	91%	Safeway Starbucks
Fairfax Junction Fairfax, VA 22030(8)	1981, 1986, 2000	2019/2020	124,000	$29.15	98%	Aldi CVS Planet Fitness
Graham Park Plaza Falls Church, VA 22042	1971	1983	133,000	$39.72	95%	Giant Food
Idylwood Plaza Falls Church, VA 22030	1991	1994	73,000	$51.51	98%	
Kingstowne Towne Center Kingstowne, VA 22315	1996, 2001, 2006	2022	411,000	$29.03	100%	Giant Food Safeway TJ Maxx HomeGoods Ross Dress for Less
Mount Vernon/South Valley/ 7770 Richmond Hwy Alexandria, VA 22306(8)	1966, 1972,1987 & 2001	2003/2006/ 2021	565,000	$21.43	97%	Shoppers Food Warehouse TJ Maxx Home Depot Old Navy Burlington Ulta
Old Keene Mill Springfield, VA 22152	1968	1976	90,000	$46.51	100%	Trader Joe's Walgreens Planet Fitness
Pike 7 Plaza Vienna, VA 22180	1968	1997/2015	175,000	$51.85	99%	Lidl TJ Maxx DSW Ulta
Providence Place (formerly Pan Am) Fairfax, VA 22031	1979	1993	228,000	$25.17	90%	Safeway Micro Center CVS Michaels
Tower Shopping Center Springfield, VA 22150	1960	1998	109,000	$31.09	99%	L.A. Mart Total Wine & More Talbots
Twinbrooke Centre Fairfax, VA 22032	1977	2021	103,000	$30.42	98%	Safeway Outback Steakhouse
Tyson's Station Falls Church, VA 22043	1954	1978	48,000	$54.82	96%	Trader Joe's
Village at Shirlington Arlington, VA 22206(7)	1940, 2006-2009	1995	277,000	$41.22	91%	Harris Teeter CVS AMC Multiple Restaurants
Virginia Gateway Gainesville, VA 20015	1999, 2006-2008, 2013-2016	2024	668,000	$27.56	98%	Giant Food HomeGoods Total Wine & More Best Buy Ulta
Westpost Arlington, VA 22202	2001-2002	1998/2010	298,000	$35.22	99%	Harris Teeter Target TJ Maxx Ulta Walgreens DSW

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) / Apartment Units	Average Base Rent Per Square Foot(2)	Percentage Leased(3)	Principal Tenant(s)
Willow Lawn Richmond, VA 23230	1957	1983	463,000	$23.49	98%	Kroger Old Navy Ross Dress for Less Gold's Gym Dick's Sporting Goods Ulta
Total — Commercial (9)			**28,798,000**	**$32.79**	96%	
Total —Residential			**2,678 units**		95%	

_____

(1) Represents the GLA of the commercial portion of the property. Some of our properties include office space which is included in this square footage.
(2) Average base rent per square foot is calculated as the aggregate, annualized in-place contractual (defined as cash basis excluding rent abatements) minimum rent for all occupied spaces divided by the aggregate GLA of all occupied spaces. Average base rent is for commercial spaces only.
(3) Percentage leased is expressed as a percentage of rentable commercial square feet occupied or subject to a lease. Residential percentage leased is expressed as a percentage of units occupied or subject to a lease.
(4) We own the controlling interest in this property.
(5) We own a noncontrolling interest in this property.
(6) All or a portion of this property is encumbered by a mortgage loan.
(7) All or a portion of this property is owned pursuant to a ground lease.
(8) We own all or a portion of this property in a "downREIT" partnership, of which a wholly owned subsidiary of the Trust is the sole general partner, with third party partners holding operating partnership units.
(9) Aggregate information is calculated on a GLA weighted-average basis, excluding Chandler Festival, Chandler Gateway, and La Alameda, which are all unconsolidated properties at December 31, 2025.
(10) Portion of property is currently under development. See further discussion in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
(11) This property includes interests in four nearby buildings.
(12) This property includes 40 buildings primarily along Washington Street and 14th Street in Hoboken, New Jersey.

ITEM 3. LEGAL PROCEEDINGS

We are involved from time-to-time in various legal and regulatory proceedings that arise in the ordinary course of our business, including, but not limited to, commercial disputes, environmental matters, and litigation in connection with transactions such as acquisitions and divestitures. We believe that our current proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations. See Note 7 to the consolidated financial statements for further discussions.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares trade on the New York Stock Exchange under the symbol "FRT." Listed below are the high and low sales prices of our common shares as reported on the New York Stock Exchange and the dividends declared for each of the periods indicated.

	Price Per Share		Dividends Declared Per Share
	High	Low	
2025			
Fourth quarter	$ 102.81	$ 90.03	$ 1.130
Third quarter	$ 102.94	$ 89.99	$ 1.130
Second quarter	$ 99.37	$ 80.65	$ 1.100
First quarter	$ 111.82	$ 94.58	$ 1.100
2024			
Fourth quarter	$ 118.09	$ 109.41	$ 1.100
Third quarter	$ 118.34	$ 99.64	$ 1.100
Second quarter	$ 105.98	$ 95.98	$ 1.090
First quarter	$ 104.54	$ 97.13	$ 1.090

On February 9, 2026, there were 1,780 holders of record of our common shares.

Our ongoing operations generally will not be subject to federal income taxes as long as we maintain our REIT status and distribute to shareholders at least 100% of our taxable income. Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to generally distribute at least 90% of taxable income.

Future distributions will be at the discretion of our Board of Trustees and will depend on our actual net income available for common shareholders, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our regular annual dividend rate for 58 consecutive years.

Our total annual dividends paid per common share for 2025 and 2024 were $4.43 per share and $4.37 per share, respectively. The annual dividend amounts are different from dividends as calculated for federal income tax purposes. Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the shareholder's basis in such shareholder's shares, to the extent thereof, and thereafter as taxable capital gain. Distributions that are treated as a reduction of the shareholder's basis in its shares will have the effect of increasing the amount of gain, or reducing the amount of loss, recognized upon the sale of the shareholder's shares. No assurances can be given regarding what portion, if any, of distributions in 2026 or subsequent years will constitute a return of capital for federal income tax purposes. During a year in which a REIT earns a net long-term capital gain, the REIT can elect under Section 857(b)(3) of the Code to designate a portion of dividends paid to shareholders as capital gain dividends. If this election is made, then the capital gain dividends are generally taxable to the shareholder as long-term capital gains.

The following table reflects the income tax status of distributions per share paid to common shareholders:

	Year Ended December 31,	
	2025	2024
Ordinary dividend	$ 3.810	$ 3.583
Capital gain	0.620	0.656
Return of capital	—	0.131
	$ 4.430	$ 4.370

Distributions on our 5.417% Series 1 Cumulative Convertible Preferred Shares were paid at the rate of $1.354 per share per annum commencing on the issuance date of March 8, 2007. Distributions on our 5.0% Series C Cumulative Redeemable

Preferred Shares were paid at the rate of $1.250 per depositary share per annum, commencing on the issuance date of September 29, 2017. We do not believe that the preferential rights available to the holders of interest in our preferred shares or the financial covenants contained in our debt agreements had or will have an adverse effect on our ability to pay dividends in the normal course of business to our common shareholders or to distribute amounts necessary to maintain our qualification as a REIT.

Total Stockholder Return Performance

The following performance graph compares the cumulative total shareholder return on Federal Realty's common shares with the S&P 500 Index and the index of equity real estate investment trusts prepared by the National Association of Real Estate Investment Trusts ("NAREIT") for the five fiscal years commencing December 31, 2020, and ending December 31, 2025, assuming an investment of $100 and the reinvestment of all dividends into additional common shares during the holding period. Equity real estate investment trusts are defined as those that derive more than 75% of their income from equity investments in real estate assets. The FTSE NAREIT Equity REIT Total Return Index includes all tax qualified real estate investment trusts listed on the NYSE, NYSE MKT, or the NASDAQ National Market. Stock performance for the past five years is not necessarily indicative of future results.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Recent Sales of Unregistered Shares

Under the terms of various operating partnership agreements of certain of our affiliated limited partnerships, the interest of limited partners in those limited partnerships may be redeemed, subject to certain conditions, for cash or an equivalent number of our common shares, at our option. During the three months ended December 31, 2025, no common shares in connection with the redemption of downREIT operating partnership units were issued. Any equity securities sold by us during 2025 that were not registered have been previously reported in a Quarterly Report on Form 10-Q.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2025, our Board of Trustees approved a new common share repurchase program, under which we may purchase up to $300.0 million of our outstanding common shares of beneficial interest, $0.01 par value per share from time to time using a variety of methods, including open market, privately negotiated transactions or otherwise. The specific timing and amount of common share repurchases, if any, will depend on a number of factors, including prevailing share prices, trading volume and general market conditions, along with our working capital requirements, cash flow, and other factors. The program does not require us to repurchase any dollar amount or number of common shares and may be suspended or discontinued at any time. As of December 31, 2025, no common shares have been repurchased through the program.

During 2025, 5,489 restricted common shares were forfeited by former employees.

From time to time, we could be deemed to have repurchased shares as a result of shares withheld for tax purposes upon a stock compensation related vesting event.

ITEM 6.   RESERVED
None.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on February 13, 2025.

Forward-Looking Statements

Certain statements in this section or elsewhere in this report may be deemed "forward-looking statements". See "Item 1A. Risk Factors" in this report for important information regarding these forward-looking statements and certain risk and uncertainties that may affect us. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing in "Item 8. Financial Statements and Supplementary Data" of this report.

Overview

Federal Realty Investment Trust (the "Parent Company" or the "Trust") is an equity real estate investment trust ("REIT"). Federal Realty OP LP (the "Operating Partnership") is the entity through which the Trust conducts substantially all of its operations and owns substantially all of its assets. The Trust owns 100% of the limited liability company interest of, is sole member of, and exercises exclusive control over Federal Realty GP LLC (the "General Partner"), which in turn, is the sole general partner of the Operating Partnership. Unless stated otherwise or the context otherwise requires, "we," "our," and "us" means the Trust and its business and operations conducted through its directly and indirectly owned subsidiaries, including the Operating Partnership. We specialize in the ownership, management, and redevelopment of high quality retail and mixed-use properties. These properties are located primarily in major coastal markets and select underserved markets that we believe have strong economic and demographic fundamentals.As of December 31, 2025, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 104 predominantly retail real estate projects comprising approximately 28.8 million commercial square feet. In total, the real estate projects were 96.1% leased and 94.1% occupied at December 31, 2025. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our dividends per common share for 58 consecutive years.

General Economic Conditions

Significant uncertainty continues within the macro-economic environment including concerns over inflation, changing interest rates, new or higher tariffs and their impact on trade and prices, increases or decreases in federal government spending, and potentially worsening economic conditions, which presents risks for our business and tenants. We continue to monitor and address risks related to the general state of the economy. We believe the actions we have taken to maintain a strong financial position and reinforce our liquidity will continue to mitigate the negative short term impacts of the current economic environment. The extent of the future effects on our business, results of operations, cash flows, and growth strategies is highly uncertain and will ultimately depend on future developments, none of which can be predicted.

Additional discussion of the impact of current economic conditions on our results and long-term operations can be found throughout Item 7 and Item 1A. Risk Factors.

Corporate Responsibility

We actively endeavor to operate and develop our properties in a sustainable, responsible, and effective manner with the objective being to drive long-term growth and aid in value creation for our shareholders, tenants, employees, and local communities. We have aligned our program and efforts with the United Nations Sustainable Development Goals, as described in our Sustainability Policy and our 2024 sustainability report, which are provided only for informational purposes on our website and not incorporated by reference herein.

We are committed to implementing sustainable business practices at our operating properties that focus on energy efficiency, water conservation and waste minimization and have established greenhouse gas (GHG) emissions reduction targets in accordance with the Science-Based Targets initiative. To achieve this target, we are actively addressing energy efficiency projects on site such as upgrading to LED lighting, procuring zero carbon energy, reducing electric consumption, and increasing our onsite solar generation capacity. We have installed on-site solar systems at 28 of our properties with a capacity of 15.3 MW. We also installed electric vehicle car charging stations in numerous properties throughout our portfolio. We currently have nearly 500 charging stations in operation with more planned.

We also understand that we face risks presented by climate change and are working to evaluate our risk exposure. In our 2024 sustainability report, we provided a disclosure pursuant to the Task Force on Climate Related Financial Disclosure and we intend to provide that disclosure annually.

We are also highly committed to our employees and fostering a work environment that promotes growth, development and personal well-being. Our four core values are accountability, excellence, innovation and integrity and we seek to attract and retain talented professionals who embrace those values. All of our efforts with respect to corporate responsibility are overseen by our Board of Trustees.

Our development activities have been heavily focused on owning, developing and operating properties that are certified under the U.S. Green Building Council's® ("USGBC") Leadership in Energy and Environmental Design™ (LEED®) rating system which serves as a third-party verification that a building or community was designed and built to mitigate its environmental footprint. We currently have 25 LEED certified buildings and our Pike & Rose project has achieved LEED for Neighborhood Development Stage 3 Gold certification.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP", requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. In addition, information relied upon by management in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates. A discussion of possible risks which may affect these estimates is included in "Item 1A. Risk Factors" of this report. Management considers an accounting estimate to be critical if changes in the estimate could have a material impact on our consolidated results of operations or financial condition.

Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements; however, the most critical accounting policies, which are most important to the portrayal of our financial condition and results of operations, and involve the use of complex estimates and significant assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates, are as follows:

Collectibility of Lease Income

Our leases with our tenants are classified as operating leases. When collection of substantially all lease payments during the lease term is considered probable, the lease qualifies for accrual accounting. When collection of substantially all lease payments during the lease term is not considered probable, total lease revenue is limited to the lesser of revenue recognized under accrual accounting or cash received. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. This determination is impacted by numerous factors including our assessment of the tenant's credit worthiness, economic conditions, tenant sales productivity in that location, historical experience with the tenant and tenants operating in the same industry, future prospects for the tenant and the industry in which it operates, and the length of the lease term. If leases currently classified as probable are subsequently reclassified as not probable, any outstanding lease receivables (including straight-line rent receivables) would be written-off with a corresponding decrease in rental income. For example, in the event that our collectibility determinations were not accurate and we were required to write off additional receivables equaling 1% of rental income, our rental income and net income would decrease by $12.5 million. If leases currently classified as not probable are subsequently changed to probable, any lease receivables (including straight-line rent receivables) are re-instated with a corresponding increase to rental income.

Real Estate Acquisitions

Upon acquisition of operating real estate properties, we estimate the fair value of assets and liabilities acquired including land, building, improvements, leasing costs, intangibles such as acquired leases, assumed debt, and current assets and liabilities, if any. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. We utilize methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The value allocated to acquired leases is amortized over the related lease term and reflected as rental income in the statement of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any acquired lease value is written off to rental income.

During 2025 and 2024, we acquired properties included in our consolidated financial statements with a total purchase price of $1.0 billion. $11.7 million, or 1% of the total purchase price was allocated to above market lease assets and $71.6 million, or 7% was allocated to below market lease liabilities. If the amounts allocated in 2025 and 2024 to below market lease liabilities and building assets were each reduced by 5% of the total purchase price, annual below market lease liability amortization increasing rental income would decrease by approximately $3.8 million (using the weighted average life of below market liabilities at each respective acquired property) and annual depreciation expense would decrease by approximately $1.5 million (using a depreciable life of 35 years).

Long-Lived Assets and Impairment

There are estimates and assumptions made by management in preparing the consolidated financial statements for which the actual results will be determined over long periods of time. This includes the recoverability of long-lived assets, including our properties that have been acquired or redeveloped and our investment in certain joint ventures. Management's evaluation of impairment includes review for possible indicators of impairment as well as, in certain circumstances, undiscounted and discounted cash flow analysis. Since most of our investments in real estate are wholly-owned or controlled assets which are held for use, a property with impairment indicators is first tested for impairment by comparing the undiscounted cash flows, taking into account the anticipated hold period, including residual value, to the current net book value of the property. If the undiscounted cash flows are less than the net book value, the property is written down to expected fair value.

The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows including revenues, operating expenses, required maintenance and development expenditures, market conditions, demand for space by tenants and rental rates over long periods. Because our properties typically have a long life, the assumptions used to estimate the future recoverability of book value requires significant management judgment. We are also required to estimate the anticipated hold period. A change in the expected holding period from a long term hold to a short term would cause a significant change in the undiscounted cash flows and could result in an impairment charge. Actual results could be significantly different from the estimates. These estimates have a direct impact on net income, because recording an impairment charge results in a negative adjustment to net income. During the fourth quarter of 2025, we recognized a $7.4 million impairment charge related to our North Dartmouth property, as a result of an impairment analysis.

Recently Adopted and Recently Issued Accounting Pronouncements

See Note 2 to the consolidated financial statements.

2025 and 2026 Acquisitions and Dispositions

During the year ended December 31, 2025, we acquired the following properties:

Date Acquired	Property	City/State	Gross Leasable Area (GLA)	Purchase Price	
			(in square feet)	(in millions)	
February 25, 2025	Del Monte Shopping Center	Monterey, California	675,000	$ 123.5	(1)
July 1, 2025	Town Center Crossing and Town Center Plaza	Leawood, Kansas	552,000	$ 289.0	(2)
October 10, 2025	Annapolis Town Center	Annapolis, Maryland	479,000	$ 187.0	(3)
November 24, 2025	Village Pointe	Omaha, Nebraska	452,000	$ 153.3	(4)

(1) Approximately $17.7 million and $0.8 million of net assets were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $23.5 million of net assets acquired were allocated to other liabilities for "below market leases."

(2) Approximately $31.0 million and $6.5 million of net assets were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $11.4 million of net assets acquired were allocated to other liabilities for "below market leases."

(3) Approximately $18.0 million and $2.9 million of net assets acquired were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $9.0 million of net assets acquired were allocated to other liabilities for "below market leases."

(4) Approximately $18.1 million and $1.0 million of net assets acquired were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $10.5 million of net assets acquired were allocated to other liabilities for "below market leases."

During the year ended December 31, 2025, we sold the following properties:

Property	Sales Price		Gain	
	(in millions)		(in millions)	
Pike & Rose (one residential building)	$	125.0	$	41.9
Santana Row (one residential building)		73.9		49.1
Hollywood Boulevard		69.0		27.2
Bristol Plaza		44.4		30.6
White Marsh Other (portion)		3.4		0.8
	$	315.7	$	149.6

On February 5, 2026, we sold a residential building at our Santana Row property and our Courthouse Center property for sales prices totaling $158.5 million.

2025 Significant Debt and Equity Transactions

On January 9, 2025 and October 1, 2025 we repaid two mortgage loans at our Hoboken property totaling $4.3 million,at par.

On March 20, 2025, we amended and restated our $600.0 million unsecured term loan, extending the maturity date to March 20, 2028, plus two one-year extensions, at our option. We also had the right to borrow up to an additional $150.0 million, which we exercised on September 22, 2025, bringing our total amount outstanding under this agreement to $750.0 million as of December 31, 2025. Debt issuance costs related to our term loan were $4.9 million. Under an accordion feature, we have the right to request additional loans, subject to an aggregate maximum of $1.0 billion borrowed under the restated agreement. Additionally, on May 1, 2025, the interest rate was reduced by removing the 0.10% adjustment to SOFR.

On October 30, 2025, we refinanced the $40.0 million mortgage loan at Azalea, with a new $55.0 million mortgage loan that bears interest at SOFR + 85 basis points, based on our credit rating, and matures on October 30, 2028, plus two one-year extensions, at our option. Debt issuance costs related to this mortgage loan were $0.6 million.

On November 17, 2025, we entered into an additional unsecured term loan agreement, which gives us the capacity to borrow up to $250.0 million at an interest rate of SOFR + 85 basis points, based on our current credit rating. The loan matures on January 31, 2031, and as of December 31, 2025, we do not have any outstanding borrowings under this agreement. Debt issuance costs related to this term loan were $1.5 million. Under an accordion feature, we have the right to request additional loans, subject to an aggregate maximum of $500.0 million.

On December 17, 2025, we exercised our first option to extend our $200.0 million mortgage loan at Bethesda Row by one year to December 28, 2026. We have one one-year extension, at our option remaining to extend the loan to December 28, 2027.

During 2025, the maximum amount of borrowings outstanding under our revolving credit facility was $461.6 million. The weighted average amount of borrowings outstanding was $153.2 million, and the weighted average interest rate, before amortization of debt fees, was 5.0%. The revolving credit facility requires an annual facility fee which is $1.9 million under the amended credit agreement. At December 31, 2025, our revolving credit facility had $310.0 million outstanding. On October 30, 2025, the interest rate on our revolving credit facility was reduced by removing the 0.10% adjustment to SOFR.

Our revolving credit facility, term loans, and certain notes require us to comply with various financial covenants, including the maintenance of minimum shareholders' equity and debt coverage ratios and a maximum ratio of debt to net worth. As of December 31, 2025, we were in compliance with all default related debt covenants.

On February 14, 2025, we amended our existing at-the-market ("ATM") equity program under which we may from time to time offer and sell common shares. This amendment reset the aggregate offering price of the program to $750.0 million. Our ATM equity program also allows shares to be sold through forward sales contracts. We intend to use the net proceeds to fund potential acquisition opportunities, fund our development and redevelopment pipeline, repay indebtedness and/or for general corporate purposes. As of December 31, 2025, we have the capacity to issue up to $750.0 million in common shares under this program.

During 2025, we settled our open forward sales agreements by issuing 476,497 common shares for net proceeds of $54.2 million.

In April 2025, our Board of Trustees approved a new common share repurchase program, under which we may purchase up to $300.0 million of our outstanding common shares of beneficial interest, $0.01 par value per share from time to time using a variety of methods, including open market, privately negotiated transactions or otherwise. The specific timing and amount of common share repurchases, if any, will depend on a number of factors, including prevailing share prices, trading volume and general market conditions, along with our working capital requirements, cash flow, and other factors. The program does not require us to repurchase any dollar amount or number of common shares and may be suspended or discontinued at any time. As of December 31, 2025, no common shares have been repurchased through the program.

Other Transaction

In June 2018, we formed a joint venture to develop Freedom Plaza (formerly Jordan Downs Plaza), for which we own 92%. The investment in this development qualified for tax credits under the New Market Tax Credit ("NMTC") Program, established by the Community Renewal Tax Relief Act of 2000. In 2018, we transferred the earned tax credits to a third-party bank in exchange for cash proceeds. The proceeds received and related transaction costs were deferred until the end of the seven-year NMTC compliance period, which concluded in June 2025. As a result, for the year ended December 31, 2025, we recognized $14.2 million ($13.0 million, net of income attributable to noncontrolling interest) in income related to the sale of the new market tax credits.

Capitalized Costs

Certain external and internal costs directly related to the development, redevelopment and leasing of real estate, including pre-construction costs, real estate taxes, insurance, and construction costs and salaries and related costs of personnel directly involved, are capitalized. We capitalized external and internal costs related to both development and redevelopment activities of $185 million and $9 million, respectively, for 2025 and $136 million and $8 million, respectively, for 2024. We capitalized external and internal costs related to other property improvements of $105 million and $5 million, respectively, for 2025 and $103 million and $5 million, respectively, for 2024. We capitalized external and internal costs related to leasing activities of $19 million and $4 million, respectively, for 2025 and $27 million and $4 million, respectively, for 2024. The amount of capitalized internal costs for salaries and related benefits for development and redevelopment activities, other property improvements, and leasing activities were $8 million, $4 million, and $4 million, respectively, for both 2025 and 2024. Total capitalized costs were $326 million for 2025 and $283 million for 2024, respectively.

Outlook

Our long-term growth strategy is focused on growth in earnings, funds from operations, and cash flows primarily through a combination of the following:

- growth in our comparable property portfolio,
- expansion of our portfolio through property acquisitions, and
- growth in our portfolio from property redevelopments and expansions.

Although general economic impacts of elevated levels of inflation and higher interest rates are impacting us in the short-term, our long-term focus has not changed.

Our comparable property growth is primarily driven by increases in rental rates on new leases and lease renewals, changes in portfolio occupancy, and the redevelopment of those assets. Over the long-term, the infill nature and strong demographics of our properties provide a strategic advantage allowing us to maintain relatively high occupancy and generally increase rental rates. We continue to experience strong demand for our commercial space as evidenced by the 2.3 million square feet of comparable space leasing we've completed in 2025, and the 2.0% spread between our leased rate of 96.1% and our occupied rate of 94.1%. However, the effects of inflationary pressures and elevated interest rates continue to negatively impact our business with the largest impacts being higher interest costs, increased material costs, and higher operating costs. Additionally, significant impacts from supply chain disruptions or tariffs could also result in extended time frames and/or increased costs for completion of our projects and tenant build-outs, which could delay the commencement of rent payments under new leases.

Similarly, if our tenants experience significant disruptions in supply chains and unexpected impacts of tariffs supporting their own products, staffing issues due to labor shortages, or are otherwise impacted by worsening economic conditions, their ability to pay rent may be adversely affected. We continue to monitor these macroeconomic developments and are working with our tenants and our vendors to limit the overall impact to our business.

We believe the locations and nature of our centers and diverse tenant base partially mitigates any potential negative changes in the economic environment. However, any significant reduction in our tenants' abilities to pay base rent, percentage rent or other charges, will adversely affect our financial condition and results of operations. We seek to maintain a mix of strong national, regional, and local retailers. At December 31, 2025, no single tenant accounted for more than 2.4% of annualized base rent.

We continue to have several development projects in process being delivered as follows:

- Phase IV at Pike & Rose is a 272,000 square foot office building (which includes 10,000 square feet of ground floor retail space). All of the space is leased, of which, 249,000 square feet is occupied. The building is expected to cost between $180 million and $190 million, and began delivering in late September 2023.
- Construction on Santana West includes an eight story 369,000 square foot office building, which is expected to cost between $325 million and $335 million. Approximately 345,000 square feet of space is leased, of which 317,000 square feet is occupied.
- Construction of a 258-unit residential project at Santana Row, which is expected to cost between $140 million and $148 million.
- Throughout the portfolio, we currently have redevelopment projects underway with a projected total cost of approximately $304 million that we expect to stabilize over the next several years.

The above includes our best estimates based on information currently known, however, the completion of construction, final costs, and the timing of leasing and openings may be further impacted by the current environment including the duration and severity of the economic impacts of broader, as well as local, economic conditions, inflation, tariffs, higher interest rates, and higher operating costs.

The development of future phases of Assembly Row, Pike & Rose, Santana Row, and other properties will be pursued opportunistically based on, among other things, market conditions, tenant demand, and our evaluation of whether those phases will generate an appropriate financial return.

We continue to review acquisition opportunities that complement our portfolio and provide long-term growth opportunities. Initially, some of our acquisitions do not contribute significantly to earnings growth; however, we believe they provide long-term re-leasing growth, redevelopment opportunities, and other strategic opportunities. Any growth from acquisitions is contingent on our ability to find properties that meet our qualitative standards at prices that meet our financial hurdles. Changes in interest rates may affect our success in achieving earnings growth through acquisitions by affecting both the price that must be paid to acquire a property, as well as our ability to economically finance the property acquisition. Generally, our acquisitions are initially financed by available cash and/or borrowings under our revolving credit facility which may be repaid later with funds raised through the issuance of new equity or new long-term debt. We may also finance our acquisitions through the issuance of common shares, preferred shares, or units in the Operating Partnership, as well as through assumed mortgages and property sales.

At December 31, 2025, the leasable commercial square feet in our properties was 96.1% leased and 94.1% occupied. The leased rate is higher than the occupied rate due to leased spaces that are being redeveloped or improved or that are awaiting permits and, therefore, are not yet ready to be occupied. Our occupancy and leased rates are subject to variability over time due to factors including acquisitions, the timing of the start and stabilization of our redevelopment projects, lease expirations and tenant closings and bankruptcies.

Comparable Properties

Throughout this section, we have provided certain information on a "comparable property" basis. Information provided on a comparable property basis includes the results of properties that we owned and operated for the entirety of both periods being compared except for properties that are currently under development or are being repositioned for significant redevelopment and investment. For the year ended December 31, 2025 and the comparison of 2024, all or a portion of 94 properties were considered comparable properties and seven were considered non-comparable properties. For the year ended December 31, 2025, one property was moved from comparable properties to non-comparable properties, and two properties and one portion of three properties were removed from comparable properties, as they were sold, compared to the designations as of December 31, 2024. While there is judgment surrounding changes in designations, we typically move non-comparable properties to comparable properties once they have stabilized, which is typically considered 90% physical occupancy or when the growth expected from the redevelopment has been included in the comparable periods. We typically remove properties from comparable properties when the repositioning of the asset has commenced and has or is expected to have a significant impact to property operating income within the calendar year. Acquisitions are moved to comparable properties once we have owned the property for the entirety of comparable periods and the property is not under development or being repositioned for significant redevelopment and investment.

YEAR ENDED DECEMBER 31, 2025 COMPARED TO YEAR ENDED DECEMBER 31, 2024

			Change	
	2025	2024	Dollars	%
	(Dollar amounts in thousands)			
Rental income	$ 1,245,491	$ 1,170,078	$ 75,413	6.4 %
Other property income	32,371	31,258	1,113	3.6 %
Mortgage interest income	1,113	1,116	(3)	(0.3)%
Total property revenue	1,278,975	1,202,452	76,523	6.4 %
Rental expenses	267,445	249,569	17,876	7.2 %
Real estate taxes	151,438	142,230	9,208	6.5 %
Total property expenses	418,883	391,799	27,084	6.9 %
Property operating income (1)	860,092	810,653	49,439	6.1 %
General and administrative expense	(46,913)	(49,739)	2,826	(5.7)%
Depreciation and amortization	(367,842)	(342,598)	(25,244)	7.4 %
New market tax credit transaction income	14,176	—	14,176	100.0 %
Gain on sale of real estate	150,111	54,040	96,071	177.8 %
Impairment charge	(7,425)	—	(7,425)	100.0 %
Operating income	602,199	472,356	129,843	27.5 %
Other interest income	3,143	4,294	(1,151)	(26.8)%
Interest expense	(183,614)	(175,476)	(8,138)	4.6 %
Income from partnerships	1,920	3,160	(1,240)	(39.2)%
Total other, net	(178,551)	(168,022)	(10,529)	6.3 %
Net income	423,648	304,334	119,314	39.2 %
Net income attributable to noncontrolling interests	(12,571)	(9,126)	(3,445)	37.7 %
Net income attributable to the Trust	$ 411,077	$ 295,208	$ 115,869	39.2 %

(1) Property operating income is a non-GAAP measure that consists of rental income and mortgage interest income, less rental expenses and real estate taxes. This measure is used internally to evaluate the performance of property operations to the previous period and we consider it be a significant measure. We believe that property operating income is useful to investors in measuring the operating performance of our property portfolio because the definition excludes various items included in operating income that do not relate to, or are not indicative of, the operating performance of our properties, such as general and administrative expenses and depreciation and amortization, and allows us to isolate disparities in operating income caused by acquisitions, dispositions, and stabilization of properties. Property operating income may, therefore, provide a more consistent metric for comparing the operating performance of our real estate between periods. Property operating income should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP. The reconciliation of operating income to property operating income for 2025 and 2024 is as follows:

	2025	2024
	(in thousands)	
Operating income	$ 602,199	$ 472,356
General and administrative	46,913	49,739
Depreciation and amortization	367,842	342,598
New market tax credit transaction income	(14,176)	—
Gain on sale of real estate	(150,111)	(54,040)
Impairment charge	7,425	—
Property operating income	$ 860,092	$ 810,653

Property Revenues

Total property revenue increased $76.5 million, or 6.4%, to $1.28 billion in 2025 compared to $1.20 billion in 2024. The percentage occupied at our shopping centers was 94.1% at both December 31, 2025 and 2024. Rental income consists primarily

of minimum rent, cost reimbursements from tenants and percentage rent, and is net of collectibility related adjustments. Other property income includes revenue for our Pike & Rose hotel, parking income, and other incidental income from our properties. The increase in property revenues is due primarily to the following:

- an increase of $49.2 million from 2025 and 2024 acquisitions,
- an increase of $36.4 million from comparable properties primarily related to higher rental rates of approximately $14.5 million, an $11.9 million increase in recoveries from tenants primarily on higher expenses and occupancy, higher average occupancy of approximately $8.6 million, and a $2.0 million increase in parking income, partially offset by a $1.9 million increase in collectibility related adjustments, and
- an increase of $8.3 million from non-comparable properties primarily driven by occupancy increases,

partially offset by

- a decrease of $15.8 million from property dispositions.

Property Expenses

Total property expenses increased $27.1 million, or 6.9%, to $418.9 million in 2025 compared to $391.8 million in 2024. Changes in the components of property expenses are discussed below.

Rental Expenses

Rental expenses increased $17.9 million, or 7.2%, to $267.4 million in 2025 compared to $249.6 million in 2024. This increase is primarily due to the following:

- and increase of $10.6 million from 2025 and 2024 acquisitions,
- an increase of $7.3 million from comparable properties due primarily to higher snow removal, higher utilities, and an increase in management fees on higher revenues, partially offset by lower repairs and maintenance costs and insurance costs, and
- an increase of $4.2 million from non-comparable properties due primarily to openings at Santana West and Pike & Rose Phase IV,

partially offset by

- a decrease of $3.7 million from property dispositions.

As a result of the changes in rental income and rental expenses as discussed above, rental expenses as a percentage of rental income increased to 21.5% for the year ended December 31, 2025 from 21.3% for the year ended December 31, 2024.

Real Estate Taxes

Real estate tax expense increased $9.2 million, or 6.5% to $151.4 million in 2025 compared to $142.2 million in 2024 due primarily to the following:

- an increase of $5.6 million from 2025 and 2024 acquisitions,
- an increase of $2.8 million from comparable properties due to higher assessments and prior year refunds received during 2024, and
- an increase of $2.6 million from non-comparable properties primarily due to openings at Santana West and Pike & Rose Phase IV,

partially offset by

- a decrease of $1.8 million from property dispositions.

Property Operating Income

Property operating income increased $49.4 million, or 6.1%, to $860.1 million in 2025 compared to $810.7 million in 2024. This increase is primarily driven by 2025 and 2024 acquisitions and higher rental rates and average occupancy, partially offset by property dispositions and higher collectibility related adjustments.

General and administrative expenses

General and administrative expense decreased $2.8 million, or 5.7%, to $46.9 million in 2025 compared to $49.7 million in 2024. This decrease is primarily driven by the $3.7 million one-time charge in 2024 related to the departure of an executive officer, partially offset by higher employee compensation expense.

Depreciation and amortization

Depreciation and amortization expense increased $25.2 million, or 7.4%, to $367.8 million in 2025 from $342.6 million in 2024. This increase is due primarily to 2025 and 2024 acquisitions and openings at Santana West and Pike & Rose Phase IV, partially offset by fully depreciated lease assets related to our Grossmont property and property dispositions.

New Market Tax Credit Transaction Income

The $14.2 million new market tax credit transaction income for the year ended December 31, 2025 is due to the sale of new market tax credits related to Freedom Plaza (see Note 7 to the consolidated financial statements for additional information).

Gain on Sale of Real Estate

The $150.1 million gain on sale of real estate for the year ended December 31, 2025 is due primarily to the sale of one residential building at both Santana Row and Pike & Rose, our Bristol Plaza and Hollywood Boulevard properties, and a portion of our White Marsh Other property (see Note 3 to the consolidated financial statements for additional information).

The $54.0 million gain on sale of real estate for the year ended December 31, 2024 is due primarily to the sale of Third Street Promenade and a portion of our White Marsh Other property (see Note 3 to the consolidated financial statements for additional information).

Impairment Charge

The $7.4 million impairment charge for the year ended December 31, 2025 relates to our North Dartmouth property.

Operating Income

Operating income increased $129.8 million, or 27.5%, to $602.2 million in 2025 compared to $472.4 million in 2024. This increase is primarily driven by higher gains on sale of real estate, higher rental rates and average occupancy, income related to the sale of the new market tax credits, and 2025 and 2024 acquisitions, partially offset by property dispositions, impairment charge, and higher collectibility related adjustments.

Other

Interest Expense

Interest expense increased $8.1 million, or 4.6%, to $183.6 million in 2025 compared to $175.5 million in 2024. This increase is due primarily to the following:

- a decrease of $7.3 million in capitalized interest, and
- an increase of $6.2 million due to higher weighted average borrowings,

partially offset by,

- a decrease of $5.4 million due to a lower overall weighted average borrowing rate.

Gross interest costs were $196.8 million and $196.0 million in 2025 and 2024, respectively. Capitalized interest was $13.2 million and $20.5 million in 2025 and 2024, respectively.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests increased $3.4 million, or 37.7%, to $12.6 million in 2025 compared to $9.1 million in 2024. The increase is primarily attributable to the new market tax credit transaction income in 2025, as well as higher income at our properties where there is a noncontrolling interest.

Discussions of year-to-year comparisons between 2024 and 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on February 13, 2025.

Liquidity and Capital Resources

Due to the nature of our business and strategy, we typically generate significant amounts of cash from operations which is largely paid to our common and preferred shareholders in the form of dividends because as a REIT, the Trust is generally required to make annual distributions to shareholders of at least 90% of our taxable income (cash dividends paid in 2025 were approximately $389.7 million). Remaining cash flow from operations after regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities) and dividend payments is used to fund recurring and non-recurring capital projects (such as tenant improvements and redevelopments). We maintain an unsecured $1.25 billion revolving credit facility to fund short term cash flow needs and also look to the public and private debt and equity markets, joint venture relationships, and property dispositions to fund capital expenditures on a long-term basis.

On March 20, 2025, we amended and restated our $600.0 million unsecured term loan, extending the maturity date to March 20, 2028, plus two one-year extensions, at our option. We also increased the size of our term loan by $150.0 million, which we exercised in September 2025, bringing our total amount outstanding under this agreement to $750.0 million as of December 31, 2025. In October 2025, we refinanced the $40.0 million loan at Azalea, with a new $55.0 million mortgage loan. In the next twelve months, we have $652.4 million of debt maturing, of which $200.0 million is the mortgage loan secured by Bethesda Row, for which we have one additional one-year extension remaining, under which we could extend the maturity date to December 28, 2027.

As of December 31, 2025, we had cash and cash equivalents of $107.4 million, $310.0 million outstanding on our $1.25 billion unsecured revolving credit facility, and the capacity to issue up to $750.0 million in common shares under the ATM program. We also have the ability to borrow $250.0 million through a new term loan agreement that we entered into on November 17, 2025 (see Note 5 to our consolidated financial statements for additional information); we expect to borrow the $250.0 million in February 2026 to fund debt maturities.

For the year ended 2025, the weighted average amount of borrowings outstanding on our revolving credit facility was $153.2 million, and the weighted average interest rate, before amortization of debt fees, was 5.0%.

Our capital requirements in 2026 will depend on acquisition opportunities, the level and general timing of our redevelopment and development activities, and the overall economic environment. We currently have development and redevelopment projects in various stages of construction with remaining costs of $322 million. We expect to incur the majority of those costs in the next two years. We expect other capital costs (excluding acquisitions) to be at levels consistent with 2025. During 2025, we acquired properties for $752.8 million, and will continue to evaluate additional opportunities in 2026.

We believe cash flow from operations, the cash on our balance sheet, and our $1.25 billion revolving credit facility will allow us to continue to operate our business in the short-term. Given our ability to access the capital markets, we also expect debt or equity financing to be available to us, although newly issued debt would likely be at higher interest rates than the debt we are refinancing. We also have the ability to delay the timing of certain development and redevelopment projects as well as limit future acquisitions, reduce our operating expenditures, or re-evaluate our dividend policy. We expect these sources of liquidity and opportunities for operating flexibility to allow us to meet our financial obligations over the long term. We intend to operate with and to maintain our long term commitment to a conservative capital structure that will allow us to maintain strong debt service coverage and fixed-charge coverage ratios as part of our commitment to investment-grade debt ratings.

Summary of Cash Flows

	Year Ended December 31,		Change
	2025	2024	
	(In thousands)		
Net cash provided by operating activities	$ 622,378	$ 574,563	$ 47,815
Net cash used in investing activities	(743,068)	(446,826)	(296,242)
Net cash provided by (used in) financing activities	102,953	(252,298)	355,251
Decrease in cash and cash equivalents	(17,737)	(124,561)	106,824
Cash, cash equivalents, and restricted cash, beginning of year	135,443	260,004	(124,561)
Cash, cash equivalents, and restricted cash, end of year	$ 117,706	$ 135,443	$ (17,737)

Net cash provided by operating activities increased $47.8 million to $622.4 million during 2025 from $574.6 million during 2024. The increase was primarily attributable to higher net income after adjusting for non-cash items and gains on sale of real estate and the timing of payments.

Net cash used in investing activities increased $296.2 million to $743.1 million during 2025 from $446.8 million during 2024. The increase was primarily attributable to:

- a $461.3 million increase in acquisition of real estate primarily due to the acquisitions of the fee interest in Village Pointe in November 2025, Annapolis Town Center in October 2025, Town Center Crossing and Town Center Plaza in July 2025 and Del Monte Shopping Center in February 2025 (see Note 3 to the consolidated financial statements for additional information), as compared to the acquisitions of the fee interest in Virginia Gateway in May 2024 and Pinole Vista Crossing in July 2024, and
- $44.6 million increase in capital expenditures,

partially offset by,

- a $205.7 million increase in net proceeds from the sale of real estate primarily due to $305.6 million of net proceeds from the sale of a residential building at both Santana Row and Pike & Rose, our Hollywood Boulevard and Bristol properties, and a portion of our White Marsh Other property in 2025, as compared to $99.9 million of net proceeds from the sale of Third Street Promenade and a portion of our White Marsh Other property in 2024.

Net cash used in financing activities decreased $355.3 million to $103.0 million provided by financing activities during 2025 from $252.3 million used in financing activities during 2024. The decrease was primarily attributable to:

- $600.0 million from the January 2024 repayment of our $600.0 million 3.95% senior unsecured notes at maturity,
- $310.0 million in borrowings on our revolving credit facility at December 31, 2025,
- $145.0 million in net proceeds from our unsecured term loan in 2025,
- a $19.4 million premium paid for the capped call transactions entered into in connection with the issuance of $485.0 million 3.25% exchangeable senior notes in January 2024, and
- $14.4 million in net proceeds from the refinance of the $40.0 million loan at Azalea, with a new $55.0 million mortgage loan (see Note 5 to the consolidated financial statements for additional information),

partially offset by

- $471.5 million in net proceeds from the issuance of $485.0 million 3.25% exchangeable senior notes in January 2024,
- a $249.6 million decrease in net proceeds from the issuance of common shares under our ATM program, and
- a $16.5 million increase in dividends paid to common and preferred shareholders due to an increase in the number of outstanding shares, as well as an increase to the common share dividend rate.

Cash Requirements

The following table provides a summary of material cash requirements comprising our fixed, noncancelable obligations as of December 31, 2025:

	Cash Requirements by Period		
	Total	Next Twelve Months	Greater than Twelve Months
	(In thousands)		
Fixed and variable rate debt (principal only) (1)	$ 4,963,602	$ 655,595	$ 4,308,007
Fixed and variable rate debt - our share of unconsolidated real estate partnerships (principal only)(2)	62,384	378	62,006
Lease obligations (minimum rental payments) (3)	281,338	6,331	275,007
Redevelopments/capital expenditure contracts	314,158	238,613	75,545
Real estate commitments (4)	10,438	2,500	7,938
Total estimated cash requirements	$ 5,631,920	$ 903,417	$ 4,728,503

(1) The weighted average interest rate on our fixed and variable rate debt is 3.8% as of December 31, 2025. Of the $655.6 million of debt maturing in the next twelve months as of December 31, 2025, $200.0 million is our mortgage loan secured by Bethesda Row which has a one-year extension, at our option, to extend the loan to December 2027.

(2) The weighted average interest rate on the fixed and variable rate debt related to our unconsolidated real estate partnerships is 4.79% as of December 31, 2025.

(3) This includes minimum rental payments related to both finance and operating leases.

(4)   On January 6, 2026, we purchased the fee interest under one of our ground leases at Bethesda Row for $2.5 million.The total also includes the liability related to the sale under threat of condemnation at San Antonio Center as further discussed in Note 7 to the consolidated financial statements.

In addition to the amounts set forth in the table above and other liquidity requirements previously discussed, the following potential commitments exist:

(a) Under the terms of the Congressional Plaza partnership agreement, a minority partner has the right to require us and the other minority partner to purchase its 26.63% interest in Congressional Plaza at the interest's then-current fair market value. If the other minority partner defaults in their obligation, we must purchase the full interest. Based on management's current estimate of fair market value as of December 31, 2025, our estimated liability upon exercise of the put option would range from approximately $62 million to $63 million.

(b) Under the terms of various other partnership agreements, the partners have the right to exchange their operating partnership units for cash or the same number of our common shares, at our option. As of December 31, 2025, a total of 526,915 downREIT operating partnership units are outstanding.

(c) The other member in The Grove at Shrewsbury and Brook 35 has the right to require us to purchase all of its approximately 4.1% interest in The Grove at Shrewsbury and approximately 6.5% interest in Brook 35 at the interests' then-current fair market value. Based on management's current estimate of fair market value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $9 million to $10 million.

(d) The other member in Hoboken has the right to require us to purchase all of its 10% ownership interest at the interest's then-current fair market value. Based on management's current estimate of fair market value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $12 million to $13 million.

(e) Effective June 14, 2026, the other member in Camelback Colonnade and Hilton Village has the right to require us to purchase all of its 2.0% ownership interest at the interest's then-current fair market value. Based on management's current estimate of fair value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $4 million to $5 million.

(f) Effective October 6, 2027, the other member in the partnership that owns equity method investments in Chandler Festival and Chandler Gateway has the right to require us to purchase its 2.5% net ownership interest. Based on management's current estimate of fair value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $1 million and $2 million.

(g) Effective June 1, 2029, the other member in Grossmont Center has the right to require us to purchase all of its 40.0% ownership interest at the interest's then-current fair market value. Based on management's current estimate of fair value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $68 million to $73 million.

(h) At December 31, 2025, we had letters of credit outstanding of approximately $5.5 million.

Off-Balance Sheet Arrangements

At December 31, 2025, we have four real estate related equity method investments with total debt outstanding of $151.1 million, of which our share is $62.4 million. Our investment in these ventures at December 31, 2025 was $27.9 million.

Other than the items disclosed in the Cash Requirements table, we have no off-balance sheet arrangements as of December 31, 2025 that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources.

Debt Financing Arrangements

The following is a summary of our total debt outstanding as of December 31, 2025:

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2025	Stated Interest Rate as of December 31, 2025	Maturity Date
		(Dollars in thousands)		
Mortgages payable				
Bell Gardens	Acquired	$ 10,885	4.06 %	August 1, 2026
Bethesda Row (1)	200,000	200,000	SOFR + 0.95%	December 28, 2026
Plaza El Segundo	125,000	125,000	3.83 %	June 5, 2027
The Grove at Shrewsbury (East)	43,600	43,600	3.77 %	September 1, 2027
Azalea (2)(3)	55,000	55,000	SOFR + 0.85%	October 30, 2028
Brook 35	11,500	11,500	4.65 %	July 1, 2029
Hoboken (24 Buildings) (4)	56,450	50,568	SOFR + 1.95%	December 15, 2029
Various Hoboken (12 Buildings) (5)	Acquired	23,568	Various	Various through 2029
Chelsea	Acquired	3,091	5.36 %	January 15, 2031
Subtotal		523,212		
Net unamortized debt issuance costs and discount		(1,453)		
Total mortgages payable, net		521,759		
Notes payable				
Revolving credit facility (2)(7)	(6)	310,000	SOFR + 0.775%	April 5, 2027
$750 million term loan (2)(7)(8)	750,000	750,000	SOFR + 0.85%	March 20, 2028
$250 million term loan (2)(7)	250,000	—	SOFR + 0.85%	January 31, 2031
Various	3,484	1,190	Various	Various through 2059
Subtotal		1,061,190		
Net unamortized debt issuance costs		(3,859)		
Total notes payable, net		1,057,331		
Senior notes and debentures (7)				
Unsecured fixed rate				
1.25% notes	400,000	400,000	1.25 %	February 15, 2026
7.48% debentures	50,000	29,200	7.48 %	August 15, 2026
3.25% notes	475,000	475,000	3.25 %	July 15, 2027
6.82% medium term notes	40,000	40,000	6.82 %	August 1, 2027
5.375% notes	350,000	350,000	5.375 %	May 1, 2028
3.25% exchangeable notes	485,000	485,000	3.25 %	January 15, 2029
3.20% notes	400,000	400,000	3.20 %	June 15, 2029
3.50% notes	400,000	400,000	3.50 %	June 1, 2030
4.50% notes	550,000	550,000	4.50 %	December 1, 2044
3.625% notes	250,000	250,000	3.625 %	August 1, 2046
Subtotal		3,379,200		
Net unamortized debt issuance costs and premium		(15,190)		
Total senior notes and debentures, net		3,364,010		
Total debt, net		$ 4,943,100		

_____

(1)   We have one one-year extension, at our option to extend the maturity date of this mortgage loan to December 28, 2027.

(2)   Our Azalea mortgage loan, revolving credit facility SOFR loans, and our term loans bear interest at Daily Simple SOFR, as defined in the respective credit agreements, plus a spread, based on our current credit rating.

(3)   The Operating Partnership is a co-borrower on this mortgage loan. Additionally, we have two one-year extensions, at our option to extend the maturity date of this mortgage loan to October 30, 2030.

(4)   The interest rate on this mortgage loan is fixed at 3.67% through two interest rate swap agreements.

(5)   The interest rates on these mortgages range from 3.91% to 5.00%.

(6)   The maximum amount drawn under our $1.25 billion revolving credit facility during 2025 was $461.6 million and the weighted average effective interest rate on borrowings under our revolving credit facility, before amortization of debt fees, was 5.0%.

(7)   The Operating Partnership is the obligor under our revolving credit facility, term loans, senior notes and debentures. A wholly owned subsidiary of the Operating Partnership is also an obligor of the $750.0 million term loan.

(8)   The interest rate on $450.0 million of our term loan is fixed at a weighted average interest rate of 4.17% through March 1, 2028 through interest rate swap agreements.

Our revolving credit facility, unsecured term loans, and other debt agreements include financial and other covenants that may limit our operating activities in the future. As of December 31, 2025, we were in compliance with all financial and other covenants related to our revolving credit facility, term loans, and senior notes. Additionally, we were in compliance with all of the financial and other covenants that could trigger a loan default on our mortgage loans. If we were to breach any of these financial and other covenants and did not cure the breach within an applicable cure period, our lenders could require us to repay the debt immediately and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Many of our debt arrangements, including our public notes and our revolving credit facility, are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a default under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares. Our organizational documents do not limit the level or amount of debt that we may incur.

The following is a summary of our scheduled principal repayments as of December 31, 2025:

	Unsecured		Secured		Total	
	(In thousands)					
2026	$	429,353	$	226,242 (1)	$	655,595
2027		825,037 (2)		178,282		1,003,319
2028		1,100,000 (3)		57,511 (4)		1,157,511
2029		885,000		60,434		945,434
2030		400,000		684		400,684
Thereafter		801,000		59		801,059
	$	4,440,390	$	523,212	$	4,963,602 (5)

_____

(1)   Our $200.0 million mortgage loan secured by Bethesda Row matures on December 28, 2026 plus one one-year extension, at our option to December 28, 2027.

(2)   Our $1.25 billion revolving credit facility matures on April 5, 2027 plus two six-month extensions, at our option to April 5, 2028. As of December 31, 2025, there was $310.0 million outstanding under this credit facility.

(3)   Our $750.0 million term loan matures on March 20, 2028, plus two one-year extensions at our option to March 20, 2030.

(4)   Our $55.0 million mortgage loan secured by Azalea matures on October 30, 2028, plus two one-year extensions at our option to October 30, 2030.

(5)   The total debt maturities differ from the total reported on the consolidated balance sheet due to the unamortized net debt issuance costs and premium/discount on mortgage loans, notes payable, and senior notes as of December 31, 2025.

Interest Rate Hedging

We may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. We enter into derivative instruments that qualify as cash flow hedges and do not enter into derivative instruments for speculative purposes.

Interest rate swaps associated with cash flow hedges are recorded at fair value on a recurring basis. Effectiveness of cash flow hedges is assessed both at inception and on an ongoing basis. The effective portion of changes in fair value of the interest rate swaps associated with cash flow hedges is recorded in other comprehensive income which is included in "accumulated other comprehensive income" on the balance sheets, statement of shareholders' equity, and statement of capital. Cash flow hedges become ineffective if critical terms of the hedging instrument and the debt instrument do not perfectly match such as notional amounts, settlement dates, reset dates, calculation period and SOFR rate. In addition, the default risk of the counterparty is evaluated by monitoring the credit worthiness of the counterparty which includes reviewing debt ratings and financial performance. If a cash flow hedge is deemed ineffective, the ineffective portion of changes in fair value of the interest rate swaps associated with cash flow hedges is recognized in earnings in the period affected.

At December 31, 2025, we have interest rate swap agreements that effectively fix the rate on the following debt instruments:

Debt	Notional Amount of Related Swap Agreements (in millions)		Weighted Average Fixed Rate	Maturity Date of Related Swap Agreements
Consolidated Debt				
$750 million term loan	$	450.0	4.17 %	March 1, 2028
Hoboken mortgage loan	$	50.6	3.67 %	December 15, 2029
Unconsolidated Debt				
Assembly Row Hotel	$	37.9	6.11 %	May 30, 2028
Chandler Festival	$	51.0	4.93 %	October 4, 2030
Chandler Gateway	$	22.3	4.93 %	October 4, 2030

All swaps were designated and qualify as cash flow hedges. Hedge ineffectiveness has not impacted earnings in 2025, 2024 and 2023.

REIT Qualification

We intend to maintain our qualification as a REIT under Section 856(c) of the Code. As a REIT, we generally will not be subject to corporate federal income taxes on income we distribute to our shareholders as long as we satisfy certain technical requirements of the Code, including the requirement to distribute at least 90% of our taxable income to our shareholders.

Funds From Operations

Nareit Funds From Operations ("Nareit FFO") is a supplemental non-GAAP financial measure of real estate companies' operating performance. The National Association of Real Estate Investment Trusts ("Nareit") defines FFO as follows: net income, computed in accordance with U.S. GAAP, plus real estate related depreciation and amortization, and excluding gains and losses on the sale of real estate or changes in control, net of tax, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. We compute Nareit FFO in accordance with the Nareit definition, and we have historically reported our Nareit FFO available for common shareholders in addition to our net income and net cash provided by operating activities. It should be noted that Nareit FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income);

- should not be considered an alternative to net income as an indication of our performance; and

- is not necessarily indicative of cash flow as a measure of liquidity or ability to fund cash needs, including the payment of dividends.

We consider Nareit FFO available for common shareholders a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation. We use Nareit FFO primarily as one of several means of assessing our operating performance in comparison with other REITs. Comparison of our presentation of Nareit FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the Nareit definition used by such REITs.

An increase or decrease in Nareit FFO available for common shareholders does not necessarily result in an increase or decrease in aggregate distributions because our Board of Trustees is not required to increase distributions on a quarterly basis. However, we must distribute at least 90% of our annual taxable income to remain qualified as a REIT. Therefore, a significant increase in Nareit FFO will generally require an increase in distributions to shareholders although not necessarily on a proportionate basis.

Core Funds From Operations ("Core FFO") is a supplemental non-GAAP financial measure of performance that adjusts Nareit FFO to exclude the impact of certain items that management considers are not indicative of the Company's ongoing operating and financial performance. These adjustments include, when applicable, (1) gains or losses on early extinguishment of debt, (2) new market tax credit transaction income, (3) executive transition costs, (4) collection of prior period rents which were contractually deferred or payments renegotiated related to the COVID-19 pandemic, and (5) other items as determined by management. Management believes Core FFO provides enhanced comparability across periods and additional insight into the Company's underlying operating results, by excluding items that may reflect short-term fluctuations in net income and Nareit

FFO. Core FFO is not intended to be a substitute for net income or Nareit FFO. Comparison of our presentation of Core FFO to similarly titled measures for other REITs may not be meaningful due to possible differences in the way Core FFO is defined or applied by other REITs.

The reconciliation of net income attributable to common shareholders to Nareit FFO and Core FFO is as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share data)		
Reconciliation of net income attributable to common shareholders to Nareit FFO			
Net income	$ 423,648	$ 304,334	$ 247,217
Net income attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
Gain on sale of real estate	(150,111)	(54,040)	(9,881)
Impairment charge	7,425	—	—
Depreciation and amortization of real estate assets	320,311	302,455	285,689
Amortization of initial direct costs of leases	42,671	33,377	31,208
Funds from operations	631,373	577,000	544,001
Dividends on preferred shares (1)	(7,500)	(7,500)	(7,500)
Income attributable to downREIT operating partnership units	2,463	2,743	2,767
Income attributable to unvested shares	(2,080)	(2,004)	(1,955)
Funds from operations available for common shareholders	$ 624,256	$ 570,239	$ 537,313
Weighted average number of common shares, diluted (1)(2)	86,498	84,286	82,044
Funds from operations available for common shareholders, per diluted share	$ 7.22	$ 6.77	$ 6.55
Reconciliation of Nareit FFO to Core FFO			
Nareit FFO	$ 624,256	$ 570,239	$ 537,313
Adjustments:			
New market tax credit transaction income, net (3)	(13,004)	—	—
Executive transition costs	—	3,687	—
Collection of prior period rents deferred during COVID	(261)	(3,218)	(5,136)
Core FFO	$ 610,991	$ 570,708	$ 532,177
Core FFO per diluted share (2)	$ 7.06	$ 6.77	$ 6.49

_____

(1)   For the years ended December 31, 2025, 2024 and 2023, dividends on our Series 1 preferred stock were not deducted in the calculation of FFO available to common shareholders, as the related shares were dilutive and included in "weighted average number of common shares, diluted."

(2)   The weighted average common shares used to compute FFO per diluted common share includes shares issuable upon the assumed redemption of outstanding downREIT operating partnership units that were excluded from the computation of diluted EPS. The assumed issuance of shares upon redemption of these operating partnership units is dilutive in the computation of FFO per diluted common share but is anti-dilutive for the computation of diluted EPS for 2024 and 2023.

(3)   The $13.0 million net new market tax credit transaction income for the year ended December 31, 2025 is due to the sale of new market tax credits related to Freedom Plaza (see Note 7 to the consolidated financial statements for additional information).

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our use of financial instruments, such as debt instruments, subjects us to market risk which may affect our future earnings and cash flows, as well as the fair value of our assets. Market risk generally refers to the risk of loss from changes in interest rates and market prices. We manage our market risk by attempting to match anticipated inflow of cash from our operating, investing and financing activities with anticipated outflow of cash to fund debt payments, dividends to common and preferred shareholders, investments, capital expenditures and other cash requirements.

We may enter into certain types of derivative financial instruments to further reduce interest rate risk. We use interest rate protection and swap agreements, for example, to convert some of our variable rate debt to a fixed-rate basis or to hedge anticipated financing transactions. We use derivatives for hedging purposes rather than speculation and do not enter into financial instruments for trading purposes.

Interest Rate Risk

The following discusses the effect of hypothetical changes in market rates of interest on interest expense for our variable rate debt and on the fair value of our total outstanding debt, including our fixed-rate debt. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our debt. Quoted market prices were used to estimate the fair value of our marketable senior notes and debentures and discounted cash flow analysis is generally used to estimate the fair value of our mortgages and notes payable. Considerable judgment is necessary to estimate the fair value of financial instruments. This analysis does not purport to take into account all of the factors that may affect our debt, such as the effect that a changing interest rate environment could have on the overall level of economic activity or the action that our management might take to reduce our exposure to the change. This analysis assumes no change in our financial structure.

Fixed Interest Rate Debt

The majority of our outstanding debt obligations (maturing at various times through 2059) have fixed interest rates which limit the risk of fluctuating interest rates. However, interest rate fluctuations may affect the fair value of our fixed rate debt instruments. At December 31, 2025, we had $4.1 billion of fixed-rate debt outstanding, including $450.0 million of our unsecured term loan and $50.6 million of mortgage payables for which the rate is effectively fixed by interest rate swap agreements. If market interest rates used to calculate the fair value on our fixed-rate debt instruments at December 31, 2025 had been 1.0% higher, the fair value of those debt instruments on that date would have decreased by approximately $137.4 million. If market interest rates used to calculate the fair value on our fixed-rate debt instruments at December 31, 2025 had been 1.0% lower, the fair value of those debt instruments on that date would have increased by approximately $152.9 million.

Variable Interest Rate Debt

Generally, we believe that our primary interest rate risk is due to fluctuations in interest rates on our outstanding variable rate debt. At December 31, 2025, we had $865.0 million of variable rate debt outstanding, comprised of $310.0 million outstanding on our revolving credit facility, $300.0 million of our unsecured term loan, our $200.0 million mortgage loan at Bethesda Row, and our $55.0 million mortgage loan at Azalea. Based upon this amount of variable rate debt and the specific terms, if market interest rates increased 1.0%, our annual interest expense would increase approximately $8.7 million with a corresponding decrease in our net income and cash flows for the year. Conversely, if market interest rates decreased 1.0%, our annual interest expense would decrease by approximately $8.7 million with a corresponding increase in our net income and cash flows for the year.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data are included as a separate section of this Annual Report on Form 10-K commencing on page F-1 and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Management's Evaluations of Disclosure Controls and Procedures

The Trust and the Operating Partnership maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Trust and the Operating Partnership's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Because of inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met.

Our management, with the participation of the Trust and the Operating Partnership's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Trust and the Operating Partnership's disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Trust and the Operating Partnership's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Trust and the Operating Partnership's disclosure controls and procedures were effective at a reasonable assurance level.

Management's Evaluations of Internal Control over Financial Reporting

The Trust and the Operating Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Trust and the Operating Partnership's principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of management and our Trustees; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of our assets in circumstances that could have a material adverse effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Trust and the Operating Partnership's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*. Based on that assessment and criteria, management concluded that the Trust and the Operating Partnership's internal control over financial reporting was effective as of December 31, 2025.

Grant Thornton LLP, the independent registered public accounting firm that audited the Trust and the Operating Partnership's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Trust and the Operating Partnership's internal control over financial reporting, which appears on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our fourth fiscal quarter of 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Recent Legislation. New legislation has been recently enacted that modifies certain disclosures under the heading "Material Federal Income Tax Considerations" contained in prospectuses filed by Federal Realty Investment Trust and/or Federal Realty OP LP under the Securities Act of 1933 prior to the date of this Annual Report. See below for a brief description of these modifications.

- The new legislation permanently extends the ability of non-corporate shareholders to generally deduct 20% of the aggregate amount of ordinary dividends distributed by us, eliminating the previously-scheduled expiration of this deduction at the end of 2025.

- Under the new legislation, as of January 1, 2026, the 20% asset test quarterly limit on the value of our securities in one or more taxable REIT subsidiaries (unless they would otherwise be treated as real estate assets) will increase to 25%.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

Certain information required in Part III is omitted from this Report but is incorporated herein by reference from our Proxy Statement for the 2026 Annual Meeting of Shareholders (as amended or supplemented, the "Proxy Statement").

ITEM 10.   TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The tables and narrative in the Proxy Statement identifying our Trustees and Board committees under the caption "Election of Trustees" and "Corporate Governance", the sections of the Proxy Statement entitled "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance," the section of the Proxy Statement entitled "Equity Grant Practices," and other information included in the Proxy Statement required by this Item 10 are incorporated herein by reference.

We have adopted a Code of Ethics, which is applicable to our Chief Executive Officer and senior financial officers. The Code of Ethics is available in the Corporate Governance section of the Investors section of our website at *www.federalrealty.com*.

We have adopted an insider trading policy and related procedures governing the purchase, sale, and other dispositions of our securities that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and any NYSE listing standards applicable to us.

ITEM 11.   EXECUTIVE COMPENSATION

The sections of the Proxy Statement entitled "Summary Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," "Trustee Compensation" and "Compensation Discussion and Analysis" and other information included in the Proxy Statement required by this Item 11 are incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The sections of the Proxy Statement entitled "Share Ownership" and "Equity Compensation Plan Information" and other information included in the Proxy Statement required by this Item 12 are incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The sections of the Proxy Statement entitled "Certain Relationship and Related Transactions" and "Independence of Trustees" and other information included in the Proxy Statement required by this Item 13 are incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The sections of the Proxy Statement entitled "Ratification of Independent Registered Public Accounting Firm" and "Relationship with Independent Registered Public Accounting Firm" and other information included in the Proxy Statement required by this Item 14 are incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a(1 Financial Statements
Our consolidated financial statements and notes thereto, together with Reports of Independent Registered Public Accounting Firm are included as a separate section of this Annual Report on Form 10-K commencing on page F-1.

(2 Financial Statement Schedules
Our financial statement schedules are included in a separate section of this Annual Report on Form 10-K commencing on page F-41.

(3 Exhibits

(b) The following documents are filed as exhibits are filed as part of, or incorporated by reference info, this report:

Exhibit No.	Description
2.1	Merger Agreement and Plan of Reorganization, dated December 2, 2021, by and among the Predecessor, the Parent Company, and Merger Sub (previously filed as Exhibit 2.1 to the Predecessor's Current Report on Form 8-K filed on December 2, 2021 and incorporated herein by reference) ‡
3.1	Amended and Restated Declaration of Trust of the Parent Company dated January 1, 2022, as amended by the Articles of Amendment effective as of January 1, 2022 and Articles of Amendment effective as of May 4, 2023 (previously filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on August 2, 2023 and incorporated herein by reference)
3.2	Amended and Restated Bylaws of the Parent Company dated January 1, 2022, as amended February 7, 2023 (previously filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on May 4, 2023 and incorporated herein by reference)
3.3	Articles of Merger, dated December 8, 2021, by and among Merger Sub and the Predecessor (previously filed as Exhibit 3.4 to the Parent Company's Current Report on Form 8-K filed on January 3, 2022 and incorporated herein by reference)
3.4	Certificate of Limited Partnership of Federal Realty OP LP (previously filed as Exhibit 3.1 to our Current Report on Form 8-K filed on January 5, 2022 and incorporated herein by reference)
3.5	Agreement of Limited Partnership of Federal Realty OP LP, dated as of January 5, 2022, by and between Federal Realty GP LLC and the Parent Company (Previously filed as Exhibit 3.2 to our Current Report on Form 8-K filed on January 5, 2022 and incorporated herein by reference)
4.1	Specimen Common Share certificate (previously filed as Exhibit 4(i) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference)
4.2	† Indenture dated December 1, 1993 related to the Partnership's 7.48% Debentures due August 15, 2026; and 6.82% Medium Term Notes due August 1, 2027; (previously filed as Exhibit 4(a) to the Predecessor's Registration Statement on Form S-3, and amended on Form S-3, filed on December 13, 1993 and incorporated herein by reference) ‡
4.3	† Indenture dated September 1, 1998 related to the Partnership's 2.75% Notes due 2023; 3.95% Notes due 2024; 4.50% Notes due 2044; 2.55% Notes due 2021; 3.625% Notes due 2046; 3.25% Notes due 2027; 3.20% Notes due 2029; 3.50% Notes due 2030; 1.25% Notes due 2026 (previously filed as Exhibit 4(a) to the Predecessor's Registration Statement on Form S-3 filed on September 17, 1998 and incorporated herein by reference) ‡
4.4	† First Supplemental Indenture, dated as of January 5, 2022, by and between Federal Realty OP LP and U.S. Bank National Association, with respect to the Partnership's Indenture dated December 1, 1993 related to the Partnership's 7.48% Debentures due August 15, 2026 and 6.82% Medium Term Notes due August 1, 2027 (previously filed as Exhibit 4.1 to our Current Report on Form 8-K filed on January 5, 2022 and incorporated herein by reference)
4.5	† First Supplemental Indenture, dated as of January 5, 2022, by and between Federal Realty OP LP and U.S. Bank National Association, with respect to the Partnership's Indenture dated September 1, 1998 related to the Partnership's 2.75% Notes due 2023; 3.95% Notes due 2024; 4.50% Notes due 2044; 2.55% Notes due 2021; 3.625% Notes due 2046; 3.25% Notes due 2027; 3.20% Notes due 2029; 3.50% Notes due 2030; 1.25% Notes due 2026; 5.375% Notes due 2028 (previously filed as Exhibit 4.2 to our Current Report on Form 8-K filed on January 5, 2022 and incorporated herein by reference)
4.6	Deposit Agreement, dated as of September 29, 2017, by and among Federal Realty Investment Trust, Equiniti Trust Company, LLC (successor to American Stock Transfer and Trust Company, LLC), as Depositary, and all holders from time to time of Receipt (previously filed as Exhibit 4.1 to the Predecessor's Registration Statement on Form 8-A, filed on September 29, 2017 and incorporated herein by reference)
4.7	Specimen certificate relating to the 5.000% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (previously filed as Exhibit 4.3 to the Predecessor's Registration Statement on Form 8-A, filed on September 29, 2017 and incorporated herein by reference)
4.8	† Indenture dated January 11, 2024 related to the 3.25% Exchangeable Senior Notes due 2029, by and between Federal Realty OP LP and U.S. Bank National Association (previously filed as Exhibit 4.1 to our current report on Form 8-K filed on January 11, 2023 and incorporated herein by reference)
4.9	Description of Securities (previously filed as Exhibit 4.9 to the Trust's Annual Report on Form 10-K, filed on February 12, 2024 and incorporated here by reference)
10.1	* Severance Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 22, 1999 (previously filed as a portion of Exhibit 10 to the Predecessor's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "1999 1Q Form 10-Q") and incorporated herein by reference)

Exhibit No.	Description
10.2	* Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 22, 1999 (previously filed as a portion of Exhibit 10 to the Predecessor's 1999 1Q Form 10-Q and incorporated herein by reference)
10.3	* Amendment to Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 16, 2005 (previously filed as Exhibit 10.12 to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") and incorporated herein by reference)
10.4	* Health Coverage Continuation Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 16, 2005 (previously filed as Exhibit 10.26 to the Predecessor's 2004 Form 10-K and incorporated herein by reference)
10.5	* Severance Agreement between Federal Realty Investment Trust and Dawn M. Becker dated April 19, 2000 (previously filed as Exhibit 10.26 to the Predecessor's 2005 2Q Form 10-Q and incorporated herein by reference)
10.6	* Amendment to Severance Agreement between Federal Realty Investment Trust and Dawn M. Becker dated February 16, 2005 (previously filed as Exhibit 10.27 to the Predecessor's 2004 Form 10-K and incorporated herein by reference)
10.7	Form of Restricted Share Award Agreement for long term vesting and retention awards for shares issued out of the 2010 Plan (previously filed as Exhibit 10.35 to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 2010 (the "2010 Form 10-K") and incorporated herein by reference)
10.8	* Amendment to Severance Agreement between Federal Realty Investment Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.26 to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 2008 ("the 2008 Form 10-K") and incorporated herein by reference)
10.9	* Second Amendment to Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.27 to the Predecessor's 2008 Form 10-K and incorporated herein by reference)
10.10	* Amendment to Health Coverage Continuation Agreement between Federal Realty Investment Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.28 to the Predecessor's 2008 Form 10-K and incorporated herein by reference)
10.11	* Second Amendment to Severance Agreement between Federal Realty Investment Trust and Dawn M. Becker dated January 1, 2009 (previously filed as Exhibit 10.30 to the Predecessor's 2008 Form 10-K and incorporated herein by reference)
10.12	2010 Performance Incentive Plan (previously filed as Appendix A to the Predecessor's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders and incorporated herein by reference)
10.13	Amendment to 2010 Performance Incentive Plan ("the 2010 Plan") (previously filed as Appendix A to the Predecessor's Proxy Statement for the 2010 Annual Meeting of Shareholders and incorporated herein by reference)
10.14	Form of Restricted Share Award Agreement for awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program and the Trust's Annual Incentive Bonus Program and basic awards with annual vesting for shares issued out of the 2010 Plan (previously filed as Exhibit 10.34 to the Predecessor's 2010 Form 10-K and incorporated herein by reference)
10.15	Revised Form of Restricted Share Award Agreement for front loaded awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (previously filed as Exhibit 10.35 to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K") and incorporated herein by reference)
10.16	Revised Form of Restricted Share Award Agreement for long-term vesting and retention awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (previously filed as Exhibit 10.36 to the Predecessor's 2012 Form 10-K and incorporated herein by reference)
10.17	Revised Form of Performance Share Award Agreement for shares awarded out of the 2010 Plan (previously filed as Exhibit 10.37 to the Predecessor's 2012 Form 10-K and incorporated herein by reference)
10.18	Revised Form of Restricted Share Award Agreement for awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program and the Trust's Annual Incentive Bonus Program and basic awards with annual vesting for shares issued out of the 2010 Plan (previously filed as Exhibit 10.38 to the Predecessor's 2012 Form 10-K and incorporated herein by reference)
10.19	Severance Agreement between Federal Realty Investment Trust and Daniel Guglielmone dated August 15, 2016 (previously filed as Exhibit 10.36 to the Predecessor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and incorporated herein by reference)
10.20	2020 Performance Incentive Plan (previously filed as Appendix B to the Predecessor's Definitive Proxy Statement for the 2020 Annual Meeting of Shareholders and incorporated herein by reference)

Exhibit No.	Description
10.21	Form of Restricted Share Award Agreement for awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program and the Trust's Annual Incentive Bonus Program and basic awards with annual vesting for shares issued out the 2020 Plan (previously filed as Exhibit 10.32 to the Predecessor's Annual Report on Form 10-K, filed on February 11, 2021 and incorporated herein by reference)
10.22	Form of Option Award Agreement for awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program for shares issued out of the 2020 Plan (previously filed as Exhibit 10.33 to the Predecessor's Annual Report on Form 10-K, filed on February 11, 2021, and incorporated herein by reference)
10.23	Form of Restricted Share Award Agreement for long-term vesting and retention awards made under Federal Realty Investment Trust's Long-Term Incentive Award Program for shares issued out of the 2020 Plan (previously filed as Exhibit 10.34 to the Predecessor's Annual Report on Form 10-K, filed on February 11, 2021, and incorporated herein by reference)
10.24	Form of Performance Share Award Agreement for shares awarded out of the 2020 Plan (previously filed as Exhibit 10.35 to the Predecessor's Annual Report on From 10-K, filed on February 11, 2021, and incorporated herein by reference)
10.25	Form of Option Award Agreement for basic options awarded out of the 2020 Plan (previously filed as Exhibit 10.36 to the Predecessor's Annual Report on Form 10-K, filed on February 11, 2021, and incorporated herein by reference)
10.26	Omnibus Assignment, Assumption and Amendment entered into between the Predecessor and the Parent Company (previously filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on January 3, 2022 and incorporated herein by reference)
10.27	Second Amended and Restated Credit Agreement, dated as of October 5, 2022, by and among the Partnership, as borrower, each of the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K filed on October 11, 2022 and incorporated herein by reference)
10.28	First Amendment to Second Amended and Restated Credit Agreement, dated as of August 25, 2023, by and among the Partnership, as borrower, each of the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (previously filed a Exhibit 10.34 to the Trust's Annual Report on Form 10-K, filed on February 12, 2024 and incorporated herein by reference)
10.29	Second Amendment to Second Amended and Restated Credit Agreement, dated as of January 2, 2024, by and among the Partnership, as borrower, each of the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (previously filed a Exhibit 10.36 to the Trust's Annual Report on Form 10-K, filed on February 12, 2024 and incorporated herein by reference)
10.30	Registration Rights Agreement dated January 11, 2024 among the Issuer, the Parent and the Representatives (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K filed on January 11, 2024 and incorporated herein by reference)
10.31	Third Amendment to Second Amended and Restated Credit Agreement, dated as of March 14, 2024, by and among the Partnership, as borrower, each of the lenders arty thereto and Wells Fargo Bank, National Association, as administrative agent (previously filed as Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and incorporated herein by reference)
10.32	Ŧ Consulting Agreement between Federal Realty OP LP and Jeffrey S. Berkes, dated January 1, 2025 (previously filed as Exhibit 10.40 to the Trust's Annual Report on Form 10-K, filed on February 13, 2025 and incorporated here by reference)
10.33	Amended and Restated Term Loan Agreement, dated as of March 20, 2025, by and among the Partnership, FRIT San Jose Town and Country Village, LLC, the financial institutions party thereto, as Lenders, PNC Bank, National Association, as Administrative Agent, and the other parties thereto (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K file on March 21, 2025 and incorporated by reference)
10.34	First Amendment to Severance Agreement dated as of May 7, 2025, by and between Federal Realty Investment Trust and Daniel Guglielmone (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K filed on May 9, 2025 and incorporated herein by reference)
10.35	Term Loan Agreement dated as of November 17, 2025, by and among the Partnership, as Borrower, the financial institutions party thereto as Lenders, Truist Bank, as Administrative Agent, Bank of America, N.A and Mizuho Bank LTD., as Co-Syndication Agents, each of Truist Securities, Inc., BOA Securities, Inc., and Mizuho Bank LTD., as Joint Lead Arrangers and and Truist Securities, Inc., as Sole Book Manager (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K, filed on November 20, 2025 and incorporated herein by reference)
19.1	Policy on Insider Information and Trading in Federal Realty Shares and other Securities (previously filed as Exhibit 19.1 to the Trust's Annual Report on Form 10-K, filed on February 12, 2024 and incorporated here by reference)

Exhibit No.	Description
21.1	Subsidiaries of Federal Realty Investment Trust and Federal Realty OP LP (filed herewith)
23.1	Consent of Grant Thornton LLP (filed herewith)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer - Federal Realty Investment Trust (filed herewith)
31.2	Rule 13a-14(a) Certification of Chief Financial Officer - Federal Realty Investment Trust (filed herewith)
31.3	Rule 13a-14(a) Certification of Chief Executive Officer - Federal Realty OP LP (filed herewith)
31.4	Rule 13a-14(a) Certification of Chief Financial Officer - Federal Realty OP LP (filed herewith)
32.1	Section 1350 Certification of Chief Executive Officer - Federal Realty Investment Trust (filed herewith)
32.2	Section 1350 Certification of Chief Financial Officer - Federal Realty Investment Trust (filed herewith)

Exhibit No.	Description
32.3	Section 1350 Certification of Chief Executive Officer - Federal Realty OP LP (filed herewith)
32.4	Section 1350 Certification of Chief Financial Officer - Federal Realty OP LP (filed herewith)
97	Federal Realty Investment Trust and Federal Realty OP LP Clawback Policy (previously filed as Exhibit 97 to the Trust's Annual Report on Form 10-K, filed on February 12, 2024 and incorporated here by reference)
101	The following materials from this Annual Report on Form 10-K for the year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Comprehensive Income, (3) the Consolidated Statement of Shareholders' Equity, (4) the Consolidated Statements of Cash Flows, and (5) Notes to Consolidated Financial Statements that have been detail tagged.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

---

* Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

† Pursuant to Regulation S-K Item 601(b)(4)(iii), the Trust and the Partnership by this filing agree, upon request, to furnish to the Securities and Exchange Commission a copy of other instruments defining the rights of holders of long-term debt of the Trust and the Partnership.

‡ In this Exhibit Index, the term "Predecessor" refers to Federal Realty Investment Trust before the effectiveness of our UPREIT conversion as described in our Current Reports on Form 8-K filed on January 3 and 5, 2022. Upon completion of the UPREIT conversion, the Partnership became the successor to the Predecessor's rights and obligations under this instrument.

Ŧ Portions of this exhibit have been redacted because (i) the registrants customarily and actually treat that information as private or confidential and (ii) the omitted information is not material.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, each of the Registrants have duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized this February 12, 2026.

Federal Realty Investment Trust
Federal Realty OP LP

By: _____/S/ DONALD C. WOOD_____
Donald C. Wood
Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of each of the Registrants and in the capacity and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints each of Donald C. Wood and Dawn M. Becker as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitutes may do or cause to be done by virtue hereof.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/S/ DONALD C. WOOD **Donald C. Wood**	Chief Executive Officer and Trustee (Principal Executive Officer)	February 12, 2026
/S/ DANIEL GUGLIELMONE **Daniel Guglielmone**	Executive Vice President - Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 12, 2026
/S/ DAVID W. FAEDER **David W. Faeder**	Non -Executive Chairman	February 12, 2026
/S/ JOSEPH D. FISHER **Joseph D. Fisher**	Trustee	February 12, 2026
/S/ ELIZABETH I. HOLLAND **Elizabeth I. Holland**	Trustee	February 12, 2026
/S/ NICOLE Y. LAMB-HALE **Nicole Y. Lamb-Hale**	Trustee	February 12, 2026
/S/ THOMAS A. MCEACHIN **Thomas A. McEachin**	Trustee	February 12, 2026
/S/ ANTHONY P. NADER, III **Anthony P. Nader, III**	Trustee	February 12, 2026
/S/ GAIL P. STEINEL **Gail P. Steinel**	Trustee	February 12, 2026

Item 8 and Item 15(a)(1) and (2)
Index to Consolidated Financial Statements and Schedules

All other schedules have been omitted either because the information is not applicable, not material, or is disclosed in our consolidated financial statements and related notes.

Report of Independent Registered Public Accounting Firm

Trustees and Shareholders
Federal Realty Investment Trust

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Federal Realty Investment Trust (a Maryland real estate investment trust) and subsidiaries (collectively, the "Trust") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Trust as of and for the year ended December 31, 2025, and our report dated February 12, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Evaluation of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Jacksonville, Florida
February 12, 2026

Report of Independent Registered Public Accounting Firm

Trustees and Shareholders
Federal Realty Investment Trust

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Federal Realty Investment Trust (a Maryland real estate investment trust) and subsidiaries (collectively, the "Trust") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules included under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Trust's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 12, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on the Trust's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Lease Collectibility Assessment

In order to recognize rental income on an accrual basis, the Trust must determine whether substantially all the rents due under a lease arrangement are collectible. If the Trust reaches the conclusion that substantially all of the rents are not collectible for a specific lease, then rental income under that arrangement can only be recognized when cash payment from the tenant is received.

Significant judgment is exercised by the Trust when making a collectibility assessment and includes the following considerations which require challenging and subjective auditor judgment in the execution of our audit procedures:

- Creditworthiness of the tenant
- Current economic conditions
- Historical experience with the tenant and other tenants operating in the same industry

Our audit procedures related to the collectibility assessment included the following:

- We tested the design and tested the operating effectiveness of internal controls relating to the collectibility assessment process.

- We evaluated management's accounting policies related to this assessment.
- We verified the completeness of the population of tenants that management evaluated.
- We researched recent publicly available information, including information for a selection of tenants with the highest rental income recognized in the year ended December 31, 2025, such as bankruptcy filings, industry journals, and periodicals, and for any of the Trust's tenants identified in our research, we evaluated whether such information was considered in management's collectibility assessment.
- For a selection of tenant receivables where collectibility was deemed as probable, we evaluated the collectibility assessment conclusion reached by management and performed the following procedures for each selection:
  - Verified that management's accounting policies related to the collectibility assessment were followed.
  - Inspected documentation from management such as tenant collection history and any direct correspondence and evaluated management's considerations supporting the collectibility assessment conclusion reached.
  - Recalculated the aging using supporting documentation.
  - Researched publicly available information to independently verify the completeness and accuracy of management's information used to make the collectibility assessment.

/s/ GRANT THORNTON LLP

We have served as the Trust's auditor since 2002.

Jacksonville, Florida
February 12, 2026

Report of Independent Registered Public Accounting Firm

Trustees and Unitholders
Federal Realty OP LP

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Federal Realty OP LP (a Delaware limited partnership) and subsidiaries (collectively, the "Operating Partnership") as of December 31, 2025, based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Operating Partnership as of and for the year ended December 31, 2025, and our report dated February 12, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Operating Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Evaluation of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Operating Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Jacksonville, Florida
February 12, 2026

Report of Independent Registered Public Accounting Firm

Trustees and Unitholders
Federal Realty OP LP

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Federal Realty OP LP (a Delaware limited partnership) and subsidiaries (collectively, the "Operating Partnership") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, capital, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules included under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Operating Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 12, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Lease Collectibility Assessment

In order to recognize rental income on an accrual basis, the Operating Partnership must determine whether substantially all the rents due under a lease arrangement are collectible. If the Operating Partnership reaches the conclusion that substantially all of the rents are not collectible for a specific lease, then rental income under that arrangement can only be recognized when cash payment from the tenant is received.

Significant judgment is exercised by the Operating Partnership when making a collectibility assessment and includes the following considerations which require challenging and subjective auditor judgment in the execution of our audit procedures:
- Creditworthiness of the tenant
- Current economic conditions
- Historical experience with the tenant and other tenants operating in the same industry

Our audit procedures related to the collectibility assessment included the following:

- We tested the design and tested the operating effectiveness of internal controls relating to the collectibility assessment process.
- We evaluated management's accounting policies related to this assessment.
- We verified the completeness of the population of tenants that management evaluated.
- We researched recent publicly available information, including information for a selection of tenants with the highest rental income recognized in the year ended December 31, 2025, such as bankruptcy filings, industry journals, and periodicals, and for any of the Operating Partnership's tenants identified in our research, we evaluated whether such information was considered in management's collectibility assessment.
- For a selection of tenants where collectibility was deemed as probable, we evaluated the collectibility assessment conclusion reached by management and performed the following procedures for each selection:
  - Verified that management's accounting policies related to the collectibility assessment were followed.
  - Inspected documentation from management such as tenant collection history and any direct correspondence and evaluated management's considerations supporting the collectibility assessment conclusion reached.
  - Recalculated the aging using supporting documentation.
  - Researched publicly available information to independently verify the completeness and accuracy of management's information used to make the collectibility assessment.

/s/ GRANT THORNTON LLP

We have served as the Operating Partnership's auditor since 2022.

Jacksonville, Florida
February 12, 2026

Federal Realty Investment Trust
Consolidated Balance Sheets

	December 31,	
	2025	**2024**
	(In thousands, except share and per share data)	
ASSETS		
Real estate, at cost		
Operating (including $1,832,190 and $1,825,656 of consolidated variable interest entities, respectively)	$11,265,167	$10,363,961
Construction-in-progress (including $28,418 and $9,939 of consolidated variable interest entities, respectively)	374,735	539,752
	11,639,902	10,903,713
Less accumulated depreciation and amortization (including $468,725 and $424,044 of consolidated variable interest entities, respectively)	(3,351,881)	(3,152,799)
Net real estate	8,288,021	7,750,914
Cash and cash equivalents	107,415	123,409
Accounts and notes receivable, net	249,755	229,080
Mortgage notes receivable, net	9,091	9,144
Investment in partnerships	31,881	33,458
Operating lease right of use assets, net	83,120	85,806
Finance lease right of use assets, net	6,410	6,630
Prepaid expenses and other assets	354,767	286,316
TOTAL ASSETS	$ 9,130,460	$ 8,524,757
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Mortgages payable, net (including $194,176 and $186,643 of consolidated variable interest entities, respectively)	$ 521,759	$ 514,378
Notes payable, net	1,057,331	601,414
Senior notes and debentures, net	3,364,010	3,357,840
Accounts payable and accrued expenses	219,678	183,564
Dividends payable	99,792	96,743
Security deposits payable	31,548	30,941
Operating lease liabilities	72,304	74,837
Finance lease liabilities	12,903	12,783
Other liabilities and deferred credits	250,494	227,827
Total liabilities	5,629,819	5,100,327
Commitments and contingencies (Note 7)		
Redeemable noncontrolling interests	181,655	180,286
Shareholders' equity		
Preferred shares, authorized 15,000,000 shares, $0.01 par:		
5.0% Series C Cumulative Redeemable Preferred Shares, (stated at liquidation preference $25,000 per share), 6,000 shares issued and outstanding	150,000	150,000
5.417% Series 1 Cumulative Convertible Preferred Shares, (stated at liquidation preference $25 per share), 392,878 shares issued and outstanding	9,822	9,822
Common shares of beneficial interest, $0.01 par, 200,000,000 shares authorized, 86,266,009 and 85,666,220 shares issued and outstanding, respectively	869	862
Additional paid-in capital	4,310,365	4,248,824
Accumulated dividends in excess of net income	(1,224,372)	(1,242,654)
Accumulated other comprehensive income	2,047	4,740
Total shareholders' equity of the Trust	3,248,731	3,171,594
Noncontrolling interests	70,255	72,550
Total shareholders' equity	3,318,986	3,244,144
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,130,460	$ 8,524,757

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per share data)		
REVENUE			
Rental income	$ 1,245,491	$ 1,170,078	$ 1,101,439
Other property income	32,371	31,258	29,602
Mortgage interest income	1,113	1,116	1,113
Total revenue	1,278,975	1,202,452	1,132,154
EXPENSES			
Rental expenses	267,445	249,569	231,666
Real estate taxes	151,438	142,230	131,429
General and administrative	46,913	49,739	50,707
Depreciation and amortization	367,842	342,598	321,763
Total operating expenses	833,638	784,136	735,565
New market tax credit transaction income	14,176	—	—
Gain on sale of real estate	150,111	54,040	9,881
Impairment charge	(7,425)	—	—
OPERATING INCOME	602,199	472,356	406,470
OTHER INCOME/(EXPENSE)			
Other interest income	3,143	4,294	4,687
Interest expense	(183,614)	(175,476)	(167,809)
Income from partnerships	1,920	3,160	3,869
NET INCOME	423,648	304,334	247,217
Net income attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
NET INCOME ATTRIBUTABLE TO THE TRUST	411,077	295,208	236,985
Dividends on preferred shares	(8,032)	(8,032)	(8,032)
NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS	$ 403,045	$ 287,176	$ 228,953
EARNINGS PER COMMON SHARE, BASIC			
Net income available for common shareholders	$ 4.68	$ 3.42	$ 2.80
Weighted average number of common shares	85,852	83,559	81,313
EARNINGS PER COMMON SHARE, DILUTED			
Net income available for common shareholders	$ 4.68	$ 3.42	$ 2.80
Weighted average number of common shares	86,405	83,566	81,313
NET INCOME	$ 423,648	$ 304,334	$ 247,217
Other comprehensive (loss) income - change in value of interest rate swaps	(2,903)	711	(1,824)
COMPREHENSIVE INCOME	420,745	305,045	245,393
Comprehensive income attributable to noncontrolling interests	(12,361)	(9,149)	(10,113)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE TRUST	$ 408,384	$ 295,896	$ 235,280

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust
Consolidated Statement of Shareholders' Equity

Shareholders' Equity of the Trust

	Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Dividends in Excess of Net Income	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount	Shares	Amount					
					(In thousands, except share data)				
BALANCE AT DECEMBER 31, 2022	398,878	159,822	81,342,959	818	3,821,801	(1,034,186)	5,757	80,003	3,034,015
Net income, excluding $7,253 attributable to redeemable noncontrolling interests	—	—	—	—	—	236,985	—	2,979	239,964
Other comprehensive loss - change in value of interest rate swaps, excluding $119 attributable to redeemable noncontrolling interest	—	—	—	—	—	—	(1,705)	—	(1,705)
Dividends declared to common shareholders ($4.34 per share)	—	—	—	—	—	(355,241)	—	—	(355,241)
Dividends declared to preferred shareholders	—	—	—	—	—	(8,032)	—	—	(8,032)
Distributions declared to noncontrolling interests, excluding $9,539 attributable to redeemable noncontrolling interests	—	—	—	—	—	—	—	(4,541)	(4,541)
Common shares issued, net	—	—	1,310,118	13	131,716	—	—	—	131,729
Shares issued under dividend reinvestment plan	—	—	19,847	—	1,870	—	—	—	1,870
Share-based compensation expense, net of forfeitures	—	—	139,248	2	15,425	—	—	—	15,427
Shares withheld for employee taxes	—	—	(46,009)	—	(5,019)	—	—	—	(5,019)
Conversion and redemption of downREIT OP units	—	—	9,123	—	883	—	—	(883)	—
Contributions from noncontrolling interests	—	—	—	—	—	—	—	1,092	1,092
Adjustment to redeemable noncontrolling interests	—	—	—	—	(7,400)	—	—	—	(7,400)
BALANCE AT DECEMBER 31, 2023	398,878	$ 159,822	82,775,286	$ 833	$ 3,959,276	$ (1,160,474)	$ 4,052	$ 78,650	$ 3,042,159
Net income, excluding $7,022 attributable to redeemable noncontrolling interests	—	—	—	—	—	295,208	—	2,104	297,312
Other comprehensive income - change in value of interest rate swaps, excluding $23 attributable to redeemable noncontrolling interest	—	—	—	—	—	—	688	—	688
Dividends declared to common shareholders ($4.38 per share)	—	—	—	—	—	(369,232)	—	—	(369,232)
Dividends declared to preferred shareholders	—	—	—	—	—	(8,032)	—	—	(8,032)
Dividend equivalent rights	—	—	—	—	—	(124)	—	—	(124)
Distributions declared to noncontrolling interests, excluding $8,854 attributable to redeemable noncontrolling interests	—	—	—	—	—	—	—	(4,239)	(4,239)
Common shares issued, net	—	—	2,769,747	28	303,903	—	—	—	303,931
Shares issued under dividend reinvestment plan	—	—	18,101	—	1,784	—	—	—	1,784
Share-based compensation expense, net of forfeitures	—	—	149,510	1	17,378	—	—	—	17,379
Shares withheld for employee taxes	—	—	(64,635)	—	(6,709)	—	—	—	(6,709)
Conversion and redemption of downREIT OP units	—	—	18,211	—	1,636	—	—	(2,596)	(960)
Purchase of capped calls	—	—	—	—	(19,448)	—	—	—	(19,448)
Purchase of noncontrolling interest	—	—	—	—	(10,264)	—	—	(2,094)	(12,358)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	725	725
Adjustment to redeemable noncontrolling interests	—	—	—	—	1,268	—	—	—	1,268
BALANCE AT DECEMBER 31, 2024	398,878	$ 159,822	85,666,220	$ 862	$ 4,248,824	$ (1,242,654)	$ 4,740	$ 72,550	$ 3,244,144
Net income, excluding $8,138 attributable to redeemable noncontrolling interests	—	—	—	—	—	411,077	—	4,433	415,510
Other comprehensive loss - change in value of interest rate swaps, excluding $210 attributable to redeemable noncontrolling interest	—	—	—	—	—	—	(2,693)	—	(2,693)
Dividends declared to common shareholders ($4.46 per share)	—	—	—	—	—	(384,763)	—	—	(384,763)
Dividends declared to preferred shareholders	—	—	—	—	—	(8,032)	—	—	(8,032)
Distributions declared to noncontrolling interests, excluding $8,459 attributable to redeemable noncontrolling interests	—	—	—	—	—	—	—	(5,345)	(5,345)
Common shares issued, net	—	—	476,731	5	54,235	—	—	—	54,240
Shares issued under dividend reinvestment plan	—	—	19,139	—	1,840	—	—	—	1,840
Share-based compensation expense, net of forfeitures	—	—	147,801	2	15,559	—	—	—	15,561
Shares withheld for employee taxes	—	—	(45,040)	—	(4,911)	—	—	—	(4,911)
Conversion and redemption of downREIT OP units	—	—	1,158	—	(5,007)	—	—	(2,327)	(7,334)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	944	944
Adjustment to redeemable noncontrolling interests	—	—	—	—	(175)	—	—	—	(175)
BALANCE AT DECEMBER 31, 2025	398,878	$ 159,822	86,266,009	$ 869	$ 4,310,365	$ (1,224,372)	$ 2,047	$ 70,255	$ 3,318,986

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
OPERATING ACTIVITIES			
Net income	$ 423,648	$ 304,334	$ 247,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	367,842	342,598	321,763
Gain on sale of real estate	(150,111)	(54,040)	(9,881)
Income from partnerships	(1,920)	(3,160)	(3,869)
New market tax credit transaction income	(14,176)	—	—
Straight-line rent	(27,976)	(26,833)	(11,576)
Share-based compensation expense	14,608	16,357	14,308
Impairment charge	7,425	—	—
Other, net	(3,114)	(2,158)	(4,959)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease (increase) in accounts receivable, net	2,417	(796)	3,468
Increase in prepaid expenses and other assets	(4,766)	(5,030)	(6,881)
Increase in accounts payable and accrued expenses	5,588	1,550	6,005
Increase in security deposits and other liabilities	2,913	1,741	235
Net cash provided by operating activities	622,378	574,563	555,830
INVESTING ACTIVITIES			
Acquisition of real estate	(735,274)	(273,927)	(60,628)
Capital expenditures - development and redevelopment	(179,086)	(139,534)	(214,062)
Capital expenditures - other	(112,252)	(107,226)	(97,058)
Costs associated with property sold under threat of condemnation	(134)	—	(1,378)
Proceeds from sale of real estate	305,628	99,928	28,451
Investment in partnerships	(698)	—	—
Distribution from partnerships in excess of earnings	4,109	4,742	9,860
Leasing costs	(25,361)	(30,809)	(23,510)
Net cash used in investing activities	(743,068)	(446,826)	(358,325)
FINANCING ACTIVITIES			
Net borrowings under revolving credit facility	310,000	—	—
Issuance of senior notes, net of costs	—	471,507	345,698
Repayment of senior notes	—	(600,000)	(275,000)
Issuance and extension of mortgages and notes payable, net of costs	157,661	(902)	199,237
Repayment of mortgages, finance leases, and notes payable	(7,662)	(3,496)	(58,472)
Purchase of capped calls	—	(19,448)	—
Issuance of common shares, net of costs	54,466	304,045	131,895
Dividends paid to common and preferred shareholders	(388,058)	(371,586)	(359,194)
Shares withheld for employee taxes	(4,911)	(6,709)	(5,019)
Contributions from noncontrolling interests	2,670	725	1,092
Distributions to and acquisition/redemptions of noncontrolling interests	(21,213)	(26,434)	(14,086)
Net cash provided by (used in) financing activities	102,953	(252,298)	(33,849)
(Decrease) increase in cash, cash equivalents, and restricted cash	(17,737)	(124,561)	163,656
Cash, cash equivalents, and restricted cash at beginning of year	135,443	260,004	96,348
Cash, cash equivalents, and restricted cash at end of year	$ 117,706	$ 135,443	$ 260,004

The accompanying notes are an integral part of these consolidated statements.

Federal Realty OP LP
Consolidated Balance Sheets

	December 31,	
	2025	**2024**
	(In thousands, except unit data)	
ASSETS		
Real estate, at cost		
Operating (including $1,832,190 and $1,825,656 of consolidated variable interest entities, respectively)	$11,265,167	$10,363,961
Construction-in-progress (including $28,418 and $9,939 of consolidated variable interest entities, respectively)	374,735	539,752
	11,639,902	10,903,713
Less accumulated depreciation and amortization (including $468,725 and $424,044 of consolidated variable interest entities, respectively)	(3,351,881)	(3,152,799)
Net real estate	8,288,021	7,750,914
Cash and cash equivalents	107,415	123,409
Accounts and notes receivable, net	249,755	229,080
Mortgage notes receivable, net	9,091	9,144
Investment in partnerships	31,881	33,458
Operating lease right of use assets, net	83,120	85,806
Finance lease right of use assets, net	6,410	6,630
Prepaid expenses and other assets	354,767	286,316
TOTAL ASSETS	$ 9,130,460	$ 8,524,757
LIABILITIES AND CAPITAL		
Liabilities		
Mortgages payable, net (including $194,176 and $186,643 of consolidated variable interest entities, respectively)	$ 521,759	$ 514,378
Notes payable, net	1,057,331	601,414
Senior notes and debentures, net	3,364,010	3,357,840
Accounts payable and accrued expenses	219,678	183,564
Dividends payable	99,792	96,743
Security deposits payable	31,548	30,941
Operating lease liabilities	72,304	74,837
Finance lease liabilities	12,903	12,783
Other liabilities and deferred credits	250,494	227,827
Total liabilities	5,629,819	5,100,327
Commitments and contingencies (Note 7)		
Redeemable noncontrolling interests	181,655	180,286
Partner capital		
Preferred units, 398,878 units issued and outstanding	154,788	154,788
Common units, 86,266,009 and 85,666,220 units issued and outstanding, respectively	3,091,896	3,012,066
Accumulated other comprehensive income	2,047	4,740
Total partner capital	3,248,731	3,171,594
Noncontrolling interests in consolidated partnerships	70,255	72,550
Total capital	3,318,986	3,244,144
TOTAL LIABILITIES AND CAPITAL	$ 9,130,460	$ 8,524,757

The accompanying notes are an integral part of these consolidated statements.

Federal Realty OP LP
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per unit data)		
REVENUE			
Rental income	$ 1,245,491	$ 1,170,078	$ 1,101,439
Other property income	32,371	31,258	29,602
Mortgage interest income	1,113	1,116	1,113
Total revenue	1,278,975	1,202,452	1,132,154
EXPENSES			
Rental expenses	267,445	249,569	231,666
Real estate taxes	151,438	142,230	131,429
General and administrative	46,913	49,739	50,707
Depreciation and amortization	367,842	342,598	321,763
Total operating expenses	833,638	784,136	735,565
New market tax credit transaction income	14,176	—	—
Gain on sale of real estate	150,111	54,040	9,881
Impairment charge	(7,425)	—	—
OPERATING INCOME	602,199	472,356	406,470
OTHER INCOME/(EXPENSE)			
Other interest income	3,143	4,294	4,687
Interest expense	(183,614)	(175,476)	(167,809)
Income from partnerships	1,920	3,160	3,869
NET INCOME	423,648	304,334	247,217
Net income attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
NET INCOME ATTRIBUTABLE TO THE PARTNERSHIP	411,077	295,208	236,985
Dividends on preferred units	(8,032)	(8,032)	(8,032)
NET INCOME AVAILABLE FOR COMMON UNIT HOLDERS	$ 403,045	$ 287,176	$ 228,953
EARNINGS PER COMMON UNIT, BASIC			
Net income available for common unit holders	$ 4.68	$ 3.42	$ 2.80
Weighted average number of common units	85,852	83,559	81,313
EARNINGS PER COMMON UNIT, DILUTED			
Net income available for common unit holders	$ 4.68	$ 3.42	$ 2.80
Weighted average number of common units	86,405	83,566	81,313
NET INCOME	$ 423,648	$ 304,334	$ 247,217
Other comprehensive (loss) income - change in value of interest rate swaps	(2,903)	711	(1,824)
COMPREHENSIVE INCOME	420,745	305,045	245,393
Comprehensive income attributable to noncontrolling interests	(12,361)	(9,149)	(10,113)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE PARTNERSHIP	$ 408,384	$ 295,896	$ 235,280

The accompanying notes are an integral part of these consolidated statements.

Federal Realty OP LP
Consolidated Statements of Capital

	Preferred Units	Common Units	Accumulated Other Comprehensive (Loss) Income	Total Partner Capital	Noncontrolling Interests in Consolidated Partnerships	Total Capital
BALANCE AT DECEMBER 31, 2022	$ 154,788	$ 2,793,467	$ 5,757	$ 2,954,012	$ 80,003	$ 3,034,015
Net income, excluding $7,253 attributable to redeemable noncontrolling interests	8,032	228,953	—	236,985	2,979	239,964
Other comprehensive loss - change in fair value of interest rate swaps, excluding $119 attributable to redeemable noncontrolling interest		—	(1,705)	(1,705)	—	(1,705)
Distributions declared to common unit holders		(355,241)	—	(355,241)	—	(355,241)
Distributions declared to preferred unit holders	(8,032)			(8,032)	—	(8,032)
Distributions declared to noncontrolling interests in consolidated partnerships, excluding $9,539 attributable to redeemable noncontrolling interests				—	(4,541)	(4,541)
Common units issued as a result of common stock issued by Parent Company, net of issuance costs		131,729		131,729	—	131,729
Common units issued under dividend reinvestment plan		1,870		1,870	—	1,870
Share-based compensation expense, net of forfeitures		15,427		15,427	—	15,427
Common units withheld for employee taxes		(5,019)		(5,019)	—	(5,019)
Conversion and redemption of downREIT OP units		883		883	(883)	—
Contributions from noncontrolling interests				—	1,092	1,092
Adjustment to redeemable noncontrolling interests		(7,400)	—	(7,400)	—	(7,400)
BALANCE AT DECEMBER 31, 2023	$ 154,788	$ 2,804,669	$ 4,052	$ 2,963,509	$ 78,650	$ 3,042,159
Net income, excluding $7,022 attributable to redeemable noncontrolling interests	8,032	287,176		295,208	2,104	297,312
Other comprehensive income - change in fair value of interest rate swaps, excluding $23 attributable to redeemable noncontrolling interest		—	688	688	—	688
Distributions declared to common unit holders		(369,232)		(369,232)	—	(369,232)
Distributions declared to preferred unit holders	(8,032)	—		(8,032)	—	(8,032)
Distribution equivalent rights		(124)		(124)	—	(124)
Distributions declared to noncontrolling interests in consolidated partnerships, excluding $8,854 attributable to redeemable noncontrolling interests				—	(4,239)	(4,239)
Common units issued as a result of common stock issued by Parent Company, net of issuance costs		303,931		303,931	—	303,931
Common units issued under dividend reinvestment plan		1,784		1,784	—	1,784
Share-based compensation expense, net of forfeitures		17,379		17,379	—	17,379
Common units withheld for employee taxes		(6,709)		(6,709)	—	(6,709)
Conversion and redemption of downREIT OP units		1,636		1,636	(2,596)	(960)
Purchase of capped calls		(19,448)		(19,448)	—	(19,448)
Purchase of noncontrolling interest		(10,264)		(10,264)	(2,094)	(12,358)
Contributions from noncontrolling interests				—	725	725
Adjustment to redeemable noncontrolling interests		1,268		1,268	—	1,268
BALANCE AT DECEMBER 31, 2024	$ 154,788	$ 3,012,066	$ 4,740	$ 3,171,594	$ 72,550	$ 3,244,144
Net income, excluding $8,138 attributable to redeemable noncontrolling interests	8,032	403,045		411,077	4,433	415,510
Other comprehensive loss - change in fair value of interest rate swaps, excluding $210 attributable to redeemable noncontrolling interest		—	(2,693)	(2,693)	—	(2,693)
Distributions declared to common unit holders		(384,763)		(384,763)	—	(384,763)
Distributions declared to preferred unit holders	(8,032)	—		(8,032)	—	(8,032)
Distributions declared to noncontrolling interests in consolidated partnerships, excluding $8,459 attributable to redeemable noncontrolling interests				—	(5,345)	(5,345)
Common units issued as a result of common stock issued by Parent Company, net of issuance costs		54,240		54,240	—	54,240
Common units issued under dividend reinvestment plan		1,840		1,840	—	1,840
Share-based compensation expense, net of forfeitures		15,561		15,561	—	15,561
Common units withheld for employee taxes		(4,911)		(4,911)	—	(4,911)
Conversion and redemption of downREIT OP units		(5,007)		(5,007)	(2,327)	(7,334)
Contributions from noncontrolling interests				—	944	944
Adjustment to redeemable noncontrolling interests		(175)		(175)	—	(175)
BALANCE AT DECEMBER 31, 2025	$ 154,788	$ 3,091,896	$ 2,047	$ 3,248,731	$ 70,255	$ 3,318,986

The accompanying notes are an integral part of these consolidated statements.

Federal Realty OP LP
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
OPERATING ACTIVITIES			
Net income	$ 423,648	$ 304,334	$ 247,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	367,842	342,598	321,763
Gain on sale of real estate	(150,111)	(54,040)	(9,881)
Income from partnerships	(1,920)	(3,160)	(3,869)
New market tax credit transaction income	(14,176)	—	—
Straight-line rent	(27,976)	(26,833)	(11,576)
Share-based compensation expense	14,608	16,357	14,308
Impairment charge	7,425	—	—
Other, net	(3,114)	(2,158)	(4,959)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease (increase) in accounts receivable, net	2,417	(796)	3,468
Increase in prepaid expenses and other assets	(4,766)	(5,030)	(6,881)
Increase in accounts payable and accrued expenses	5,588	1,550	6,005
Increase in security deposits and other liabilities	2,913	1,741	235
Net cash provided by operating activities	622,378	574,563	555,830
INVESTING ACTIVITIES			
Acquisition of real estate	(735,274)	(273,927)	(60,628)
Capital expenditures - development and redevelopment	(179,086)	(139,534)	(214,062)
Capital expenditures - other	(112,252)	(107,226)	(97,058)
Costs associated with property sold under threat of condemnation	(134)	—	(1,378)
Proceeds from sale of real estate	305,628	99,928	28,451
Investment in partnerships	(698)	—	—
Distribution from partnerships in excess of earnings	4,109	4,742	9,860
Leasing costs	(25,361)	(30,809)	(23,510)
Net cash used in investing activities	(743,068)	(446,826)	(358,325)
FINANCING ACTIVITIES			
Net borrowings under revolving credit facility	310,000	—	—
Issuance of senior notes, net of costs	—	471,507	345,698
Repayment of senior notes	—	(600,000)	(275,000)
Issuance and extension of mortgages and notes payable, net of costs	157,661	(902)	199,237
Repayment of mortgages, finance leases, and notes payable	(7,662)	(3,496)	(58,472)
Purchase of capped calls	—	(19,448)	—
Issuance of common units, net of costs	54,466	304,045	131,895
Dividends paid to common and preferred unit holders	(388,058)	(371,586)	(359,194)
Common units withheld for employee taxes	(4,911)	(6,709)	(5,019)
Contributions from noncontrolling interests	2,670	725	1,092
Distributions to and acquisition/redemptions of noncontrolling interests	(21,213)	(26,434)	(14,086)
Net cash provided by (used in) financing activities	102,953	(252,298)	(33,849)
(Decrease) increase in cash, cash equivalents, and restricted cash	(17,737)	(124,561)	163,656
Cash, cash equivalents, and restricted cash at beginning of year	135,443	260,004	96,348
Cash, cash equivalents, and restricted cash at end of year	$ 117,706	$ 135,443	$ 260,004

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust
Federal Realty OP LP
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

NOTE 1—BUSINESS AND ORGANIZATION

Federal Realty Investment Trust (the "Parent Company" and "Trust") is an equity real estate investment trust ("REIT"). Federal Realty OP LP (the "Operating Partnership") is the entity through which the Parent Company conducts substantially all of its operating and owns all of its assets. The Parent Company owns 100% of the limited liability company interests of, is sole member of, and exercises control over Federal Realty GP LLC (the "General Partner"), which in turn, is the sole general partner of the Operating Partnership. The Parent Company specializes in the ownership, management, and redevelopment of retail and mixed-use properties through the Operating Partnership, and has no other substantial assets or liabilities other than through its investment in the Operating Partnership. Our properties are located in major coastal markets and select underserved markets that we believe have strong economic and demographic fundamentals. As of December 31, 2025, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 104 predominantly retail real estate projects.

We operate in a manner intended to enable the Trust to qualify as a REIT for federal income tax purposes. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders.

General Economic Conditions

Significant uncertainty continues within the macro-economic environment including inflation risk, changes in interest rates, new or higher tariffs and their impact on trade and prices, increases or decreases in federal and government spending, and potentially worsening economic conditions, which presents risks for our business and tenants. We continue to monitor and address risks related to the general state of the economy. We believe the actions we have taken to maintain a strong financial position and reinforce our liquidity will continue to mitigate the negative short term impacts of the current economic environment. The extent of the future effects on our business, results of operations, cash flows, and growth strategies is highly uncertain and will ultimately depend on future developments, none of which can be predicted.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

As discussed in the Explanatory Note, we have combined the Annual Reports on Form 10-K of the Parent Company and the Operating Partnership into this single report. As a result, we present two sets of consolidated financial statements. Both sets of consolidated financial statements include the accounts of the entity, its corporate subsidiaries, and all entities in which it has a controlling interest or has been determined to the primary beneficiary of a variable interest entity ("VIE"). The Parent Company's consolidated financial statements include the accounts of the Operating Partnership and its subsidiaries as the Parent, and through its ownership and control over the General Partner, exercises exclusive control over the Operating Partnership. The equity interests of other investors are reflected as noncontrolling interests or redeemable noncontrolling interests. All significant intercompany transactions and balances are eliminated in consolidation. We account for our interests in joint ventures, which we do not control, using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP," requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past, current and expected events and economic conditions. Actual results could differ from these estimates.

Revenue Recognition and Accounts Receivable

Our leases with our tenants are classified as operating leases. When collection of substantially all lease payments during the lease term is considered probable, the lease qualifies for accrual accounting. Lease payments are recognized on a straight-line basis from the point in time when the tenant controls the space through the term of the related lease. Variable lease payments relating to percentage rent are recognized at the end of the lease year or earlier if we have determined the required sales level is achieved. Real estate tax and other cost reimbursements are recognized on an accrual basis over the periods in which the related expenditures are incurred. Many of our leases contain tenant options that enable the tenant to extend the term of the lease at

expiration at pre-established rental rates that often include fixed rent increases, consumer price index adjustments or other market rate adjustments from the prior base rent. For a tenant to terminate its lease agreement prior to the end of the agreed term, we may require that they pay a fee to cancel the lease agreement. Lease termination fees are generally recognized on the termination date if the tenant has relinquished control of the space. When a lease is terminated early but the tenant continues to control the space under a modified lease agreement, the lease termination fee is generally recognized evenly over the remaining term of the modified lease agreement. Lease concessions are evaluated to determine whether the concession represents a modification of the original lease contract. Modifications generally result in a reassessment of the lease term and lease classification, and remeasurement of lease payments received. Remeasured lease payments are recognized on a straight-line basis over the remaining term of the modified lease contract.

When collection of substantially all lease payments during the lease term is not considered probable, total lease revenue is limited to the lesser of revenue recognized under accrual accounting or cash received. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. This determination is impacted by numerous factors including our assessment of the tenant's credit worthiness, economic conditions, tenant sales productivity in that location, historical experience with the tenant and tenants operating in the same industry, future prospects for the tenant and the industry in which it operates, and the length of the lease term. If leases currently classified as probable are subsequently reclassified as not probable, any outstanding lease receivables (including straight-line rent receivables) would be written-off with a corresponding decrease in rental income. If leases currently classified as not probable are subsequently changed to probable, any lease receivables (including straight-line rent receivables) are re-instated with a corresponding increase to rental income.

As of December 31, 2025 and 2024, our straight-line rent receivables balance was $189.3 million and $164.6 million, respectively, and is included in "accounts and notes receivable, net" on our consolidated balance sheet.

Other revenue recognition policies

Sales of real estate are recognized upon the transfer of control, which usually occurs when the real estate is legally sold. When we enter into a transaction to sell a property or a portion of a property, we evaluate the recognition of the sale under ASC 610-20, "Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets." In accordance with ASC 610-20, we apply the guidance in ASC 606, "Revenue from Contracts with Customers," to determine whether and when control transfers and how to measure the associated gain or loss. We determine the transaction price based on the consideration we expect to receive. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of a gain recognized will not occur. We analyze the risk of a significant gain reversal and if necessary limit the amount of variable consideration recognized in order to mitigate this risk. The estimation of variable consideration requires us to make assumptions and apply significant judgment.

Other property income includes revenue for our Pike & Rose hotel, parking income and other incidental income from the properties and is generally recognized as the performance obligation is met.

Real Estate

Land, buildings and improvements are recorded at cost. Depreciation is computed using the straight-line method. Estimated useful lives range generally from 35 years to a maximum of 50 years on buildings and major improvements. Minor improvements, furniture and equipment are capitalized and depreciated over useful lives ranging from 2 to 20 years. Maintenance and repairs that do not improve or extend the useful lives of the related assets are charged to operations as incurred. Tenant improvements are capitalized and depreciated over the life of the related lease or their estimated useful life, whichever is shorter. If a tenant vacates its space prior to contractual termination of its lease, the undepreciated balance of any tenant improvements are written off if they are replaced or have no future value. In 2025, 2024 and 2023, real estate depreciation expense was $319.6 million, $302.4 million and $282.0 million, respectively, including amounts from real estate sold.

Our methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and/or appraised values. When we acquire operating real estate properties, the purchase price is allocated to land, building, improvements, leasing costs, intangibles such as acquired leases, assumed debt, if any, and to current assets acquired and current liabilities assumed, if any. The value allocated to acquired leases is amortized over the related lease term and reflected as rental income in the consolidated statements of comprehensive income. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of acquired lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any acquired lease value is written off to rental income.

Transaction costs related to asset acquisitions, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized as part of the acquisition cost. The acquisition of an operating shopping center typically qualifies as an asset acquisition.

We capitalize certain costs related to the development and redevelopment of real estate including pre-construction costs, real estate taxes, insurance, construction costs and salaries and related costs of personnel directly involved, are capitalized. Additionally, we capitalize interest costs related to development and redevelopment activities. Capitalization of these costs begin when the activities and related expenditures commence and cease when the project is substantially complete and ready for its intended use at which time the project is placed in service and depreciation commences. Additionally, we make estimates as to the probability of certain development and redevelopment projects being completed. If we determine the development or redevelopment is no longer probable of completion, we expense all capitalized costs which are not recoverable.

Long-Lived Assets and Impairment

There are estimates and assumptions made by management in preparing the consolidated financial statements for which the actual results will be determined over long periods of time. This includes the recoverability of long-lived assets, including our properties that have been acquired or redeveloped and our investment in certain joint ventures. Management's evaluation of impairment includes review for possible indicators of impairment as well as, in certain circumstances, undiscounted and discounted cash flow analysis. Since most of our investments in real estate are wholly-owned or controlled assets which are held for use, a property with impairment indicators is first tested for impairment by comparing the undiscounted cash flows, including residual value, to the current net book value of the property. If the undiscounted cash flows are less than the net book value, the property is written down to expected fair value.

The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows including revenues, operating expenses, required maintenance and development expenditures, market conditions, demand for space by tenants and rental rates over long periods. Because our properties typically have a long life, the assumptions used to estimate the future recoverability of book value requires significant management judgment. Actual results could be significantly different from the estimates. These estimates have a direct impact on net income, because recording an impairment charge results in a negative adjustment to net income. During the fourth quarter of 2025, we recognized a $7.4 million impairment charge related to our North Dartmouth property, as a result of an impairment analysis.

Cash and Cash Equivalents

We define cash and cash equivalents as cash on hand, demand deposits with financial institutions and short term liquid investments with an initial maturity, when purchased, under three months. Cash balances in individual banks may exceed the federally insured limit by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2025, we had $111.9 million in excess of the FDIC insured limit.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of lease costs, prepaid property taxes and acquired above market leases. Capitalized lease costs are incremental direct costs incurred which were essential to originate a successful leasing arrangement and would not have been incurred had the leasing transaction not taken place. These costs include third party commissions related to obtaining a lease. Capitalized lease costs are amortized over the initial life of the related lease which generally ranges from three to ten years. We view these lease costs as part of the up-front initial investment we made in order to generate a long-term cash inflow and therefore, we classify cash outflows related to leasing costs as an investing activity in our consolidated statements of cash flows. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any previously capitalized lease costs are written off.

Debt Issuance Costs

Costs related to the issuance of debt instruments are deferred and are amortized as interest expense over the estimated life of the related issue using the straight-line method which approximates the effective interest method. If a debt instrument is paid off prior to its original maturity date, the unamortized balance of debt issuance costs are written off to interest expense or, if significant, included in "early extinguishment of debt." Debt issuance costs related to our revolving credit facility and our undrawn $250.0 million unsecured term loan are classified as an asset and are included in "prepaid expenses and other assets" in our consolidated balance sheets. All other debt issuance costs are presented as a direct deduction from the carrying amount of the debt liability.

Derivative Instruments

We may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. We enter into derivative instruments that qualify as cash flow hedges and do not enter into derivative instruments for speculative purposes.

Interest rate swaps associated with cash flow hedges are recorded at fair value on a recurring basis. Effectiveness of cash flow hedges is assessed both at inception and on an ongoing basis. The effective portion of changes in fair value of the interest rate swaps associated with cash flow hedges is recorded in other comprehensive income (loss) which is included in accumulated other comprehensive income (loss) on the balance sheet and statement of shareholders' equity. Cash flow hedges become ineffective if critical terms of the hedging instrument and the debt instrument do not perfectly match such as notional amounts, settlement dates, reset dates, calculation period and SOFR rate. In addition, the default risk of the counterparty is evaluated by monitoring the credit worthiness of the counterparty which includes reviewing debt ratings and financial performance. If a cash flow hedge is deemed ineffective, the ineffective portion of changes in fair value of the interest rate swaps associated with cash flow hedges is recognized in earnings in the period affected.

At December 31, 2025, we have interest rate swap agreements that effectively fix the rate on the following debt instruments:

Debt	Notional Amount of Related Swap Agreements		Weighted Average Fixed Rate	Maturity Date of Related Swap Agreements
	(in millions)			
Consolidated Debt				
$750 million term loan	$	450.0	4.17 %	March 1, 2028
Hoboken mortgage loan	$	50.6	3.67 %	December 15, 2029
Unconsolidated Debt				
Assembly Row Hotel	$	37.9	6.11 %	May 30, 2028
Chandler Festival	$	51.0	4.93 %	October 4, 2030
Chandler Gateway	$	22.3	4.93 %	October 4, 2030

All swaps were designated and qualify as cash flow hedges. Hedge ineffectiveness has not impacted earnings in 2025, 2024 and 2023.

Mortgage Notes Receivable

We have invested in certain mortgage loans that, because of their nature, qualify as loan receivables. At the time of investment, we did not intend for the arrangement to be anything other than a financing and did not contemplate a real estate investment. We evaluate each investment to determine whether the loan arrangement qualifies as a loan, joint venture or real estate investment and the appropriate accounting thereon. Such determination affects our balance sheet classification of these investments and the recognition of interest income derived therefrom.

Mortgage notes receivable are recorded at cost, net of any valuation adjustments. We account for mortgage notes receivable using the "expected credit loss" model, and accordingly impairment losses are estimated and recorded for the entire life of the loan. Interest income is accrued as earned. Mortgage notes receivable are considered past due based on the contractual terms of the note agreement. On a quarterly basis, we evaluate the collectability of each mortgage note receivable and update our expected credit loss model based on various factors which may include payment history, expected fair value of the collateral securing the loan, internal and external credit information and/or economic trends. A loan is considered impaired when it is probable that we will be unable to collect all amounts due under the existing contractual terms. When a loan is considered impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the mortgage note receivable to the present value of expected future cash flows. As our loans are collateralized by mortgages, these loans have risk characteristics similar to the risks in owning commercial real estate.

At December 31, 2025, we had three mortgage notes receivable with an aggregate carrying amount, net of valuation adjustments, of $9.1 million, and a weighted average interest rate of 11.0%. The borrower on two of these mortgage notes receivable is in default. However, we believe the fair value of the property supports the $9.1 million carrying value of our notes.

Share Based Compensation

We grant share based compensation awards to employees and trustees typically in the form of restricted common shares, common shares, and options. We measure share based compensation expense based on the grant date fair value of the award and recognize the expense ratably over the requisite service period, which is typically the vesting period. See Note 12 to the consolidated financial statements for further discussion regarding our share based compensation plans and policies.

Variable Interest Entities

Certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest qualify as VIEs. VIEs are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Our equity method investments in the Assembly Row hotel joint venture, the La Alameda shopping center, the Chandler Festival and Chandler Gateway shopping centers, and our mortgage notes receivable are considered variable interests in a VIE. As we do not control the activities that most significantly impact the economic performance of our equity method joint ventures or the borrower entities related to our mortgage notes receivable, we are not the primary beneficiary and do not consolidate. As of December 31, 2025 and 2024, our investment in the equity method joint ventures and maximum exposure to loss was $27.9 million and $29.4 million, respectively. As of December 31, 2025 and 2024, our investment in mortgage notes receivable and maximum exposure to loss was $9.1 million.

In addition, we have 18 entities that meet the criteria of a VIE in which we hold a variable interest. For each of these entities, we control the significant operating decisions and consequently have the power to direct the activities that most significantly impact the economic performance of the entities. As we also have the obligation to absorb the majority of the losses and/or the right to receive a majority of the benefits for each of these entities, all are consolidated in our financial statements. Net real estate assets related to VIEs included in our consolidated balance sheets were approximately $1.4 billion as of December 31, 2025 and 2024, and mortgages related to VIEs included in our consolidated balance sheets were approximately $194.2 million and $186.6 million, as of December 31, 2025 and 2024, respectively.

Redeemable Noncontrolling Interests

We have certain noncontrolling interests that are redeemable for cash upon the occurrence of an event that is not solely in our control and therefore are classified outside of permanent equity. We adjust the carrying amounts of these noncontrolling interests that are currently redeemable to redemption value at the balance sheet date. Adjustments to the carrying amount to reflect changes in redemption value are recorded as adjustments to additional paid-in capital in shareholders' equity. These amounts are classified within the mezzanine section of the consolidated balance sheets.

The following table provides a rollforward of the redeemable noncontrolling interests:

	Year Ended December 31,			
		2025		2024
		(In thousands)		
Beginning balance	$	180,286	$	183,363
Net income		8,138		7,022
Contributions		1,725		—
Other comprehensive (loss) income - change in value of interest rate swaps		(210)		23
Distributions & redemptions		(8,459)		(8,854)
Change in redemption value		175		(1,268)
Ending balance	$	181,655	$	180,286

Leases

For operating leases where we are the lessee, the related operating lease right of use ("ROU") assets and lease liabilities are shown separately on the face of our consolidated balance sheet and reflect the present value of the minimum lease payments. A key input in the calculation is the discount rate. As the rate implied in the lease agreements is not readily determinable, we utilize our incremental borrowing rate that corresponds to the remaining term of the lease, our credit spread, and an adjustment to reflect the collateralized payment terms present in the lease. Our operating lease agreements may include options to extend the lease term or terminate it early. We include options to extend or terminate leases in the ROU operating lease asset and liability when it is reasonably certain we will exercise these options. Operating lease expense is recognized on a straight-line basis over the non-cancellable lease term and is included in rental expenses in our consolidated statements of operations. We recognize variable lease payments as expense in the period in which they are incurred. We do not record a ROU asset or lease liability for leases with terms of less than 12 months.

Income Taxes

We operate in a manner intended to enable us to qualify as a REIT for federal income tax purposes. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Therefore, federal income taxes on our taxable income have been and are generally expected to be immaterial. We are obligated to pay state taxes, generally consisting of franchise or gross receipts taxes in certain states. Such state taxes also have not been material.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). A TRS is subject to federal and state income taxes. Our TRS activities have not been material.

With few exceptions, we are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2020. As of December 31, 2025 and 2024, we had no material unrecognized tax benefits. While we currently have no material unrecognized tax benefits, as a policy, we recognize penalties and interest accrued related to unrecognized tax benefits as income tax expense.

Segment Information

Our primary business is the ownership, management, and redevelopment of retail and mixed-use properties. Our chief executive officer is our chief operating decision maker ("CODM"), who regularly reviews operating and financial information for commercial and, as applicable, residential components for each property on an individual basis. As a result, each commercial and, as applicable, residential component for each property represents an individual operating segment. We evaluate financial performance using property operating income ("POI"), a non-GAAP measure which consists of rental income and mortgage interest income, less rental expenses and real estate taxes.

Reconciliation of property operating income to consolidated net income:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Property operating income	$ 860,092	$ 810,653	$ 769,059
General and administrative expense	(46,913)	(49,739)	(50,707)
Depreciation and amortization	(367,842)	(342,598)	(321,763)
New market tax credit transaction income	14,176	—	—
Gain on sale of real estate	150,111	54,040	9,881
Impairment charge	(7,425)	—	—
Other interest income	3,143	4,294	4,687
Interest expense	(183,614)	(175,476)	(167,809)
Income from partnerships	1,920	3,160	3,869
Net income	423,648	304,334	247,217
Net income attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
Net income attributable to the Trust	$ 411,077	$ 295,208	$ 236,985

No individual commercial or residential property constitutes more than 10% of our revenues or property operating income and we have no operations outside of the United States of America. We do not distinguish or group our operations on a geographical basis for purposes of allocation of resources or capital. Therefore, we have aggregated our properties into one reportable segment as the properties share similar long-term economic characteristics and have other similarities including the fact that they are operated using consistent business strategies and are typically located in major metropolitan areas.

We do not present significant expense disclosures for our reportable segment as operating segment level expenses are not regularly provided to our CODM. However, a breakout of the principal components of rental expense can be found in Note 11 to the consolidated financial statements and real estate tax expense is presented on the face of the consolidated statement of comprehensive income.

We do not present a reconciliation of our reportable segment's assets to consolidated assets, as asset information by operating segment is not used by our CODM to allocate resources and capital or assess performance.

Forward Equity Sales

Our at-the-market ("ATM") equity program allows shares to be sold through forward sales contracts. Our forward sales contracts currently meet all the conditions for equity classification; and therefore, we record common stock on the settlement date at the purchase price contemplated by the contract. Furthermore, we consider the potential dilution resulting from forward sales contracts in our earnings per share calculations. We use the treasury stock method to determine the dilution, if any, from the forward sales contracts during the period of time prior to settlement. See Note 8 to the consolidated financial statements for details of our forward sales transactions.

Exchangeable Senior Notes

On January 11, 2024, our Operating Partnership issued $485.0 million aggregate principal amount of 3.25% Exchangeable Senior Notes due 2029 (the "Notes") in a private placement (see Note 5 for additional information). We account for our Notes in accordance with ASC 470-20, *Debt with Conversion and Other Options* (after the adoption of ASU 2020-06, *Debt - Debt and Other Options* (Subtopic 470-20) and *Derivatives and Hedging - Contracts in Entity's Own Equity* (Subtopic 815-40): *Accounting for Contracts in an Entity's Own Equity* (ASU 2020-06)). The embedded exchange feature is eligible for an exception from derivative accounting because it is indexed to our own stock and meets the equity classification under ASC 815-40; therefore, the exchange feature is not bifurcated. At each reporting period, we calculate the effect of the Notes on our dilutive earnings per common share and per common unit using the if-converted method. In connection with the Notes, we entered into privately negotiated capital call transactions with certain of the initial purchasers of the notes or their affiliates or other financial institutions. Similar to the exchange feature embedded in the Notes, the capped call transactions meet all the conditions for equity classification, and therefore, the related premiums paid are recorded in shareholders' equity for the Trust and capital for the Operating Partnership.

Recent Accounting Pronouncements

Standard	Description	Effect on the financial statements or significant matters
Issued in 2025:		
ASU 2025-01, January 2025, and ASU 2024-03, November 2024, *Income Statement— Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)*	This ASU requires the disaggregation of specific natural expense categories within relevant income statement captions. Public business entities are required to provide tabular disclosures which disaggregate expenses such as purchases of inventory, employee compensation, depreciation and amortization. A separate total of an entity's selling expenses is also required, along with the disclosure of how the company determines them. The guidance is required to be applied prospectively, but may be applied retrospectively for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15 2027. Early adoption is permitted.	We are assessing the impact of this ASU on our consolidated financial statements.

Standard	Description	Effect on the financial statements or significant matters
ASU 2025-09, November 2025, *Derivatives and Hedging (Topic 815), Hedge Accounting Improvements*	This ASU amends certain aspects of hedge accounting in ASC 815. The main amendments relate to cash flow hedging, but some of the amendments affect certain fair value and net investment hedges. The key changes include: (1) Allows individual forecasted transactions to be hedged in a group if they have similar risk exposure for cash flow hedges. (2) Establishes a model borrowers can use in cash flow hedges of forecasted interest payments on choose-your-rate debt instruments. (3) Expands hedge accounting for forecasted purchases and sales of nonfinancial assets. (4) Eliminates the requirement for the net written option test in certain instances to accommodate differences in the loan and swap markets that resulted from reference rate reform. (5) Eliminates the recognition and presentation mismatch for foreign currency-denominated debt used as both a net investment hedge instrument and a hedged item for interest rate risk. The guidance is applied prospectively for all hedging relationships as of the date of adoption. The guidance applies to all public entities and is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted.	We are assessing the impact of this ASU on our consolidated financial statements.
ASU 2025-10, December 2025, *Government Grants (Topic 832), Accounting for Government Grants Received by Business Entities*	This ASU establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. ASU 2025-10 introduces specific recognition thresholds (probability of compliance and receipt) and detailed disclosures, aiming to improve consistency and comparability in financial reporting for grants. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted in any period for which financial statements have not yet been issued. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis	We are assessing the impact of this ASU on our consolidated financial statements.
ASU 2025-11, December 2025, *Interim Reporting (Topic 270), Narrow-Scope Improvements*	This ASU clarifies that an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. This ASU also addresses the form and content of such financial statements, adds a comprehensive list of mandatory interim disclosures pulled from other ASC topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. The guidance can be applied either prospectively or retrospectively. The guidance applies to all public entities and is effective for interim reporting periods with annual reporting periods after December 15, 2027. Early adoption is permitted.	We are assessing the impact of this ASU on our consolidated financial statements.

Standard	Description	Effect on the financial statements or significant matters
ASU 2025-12, December 2025, *Codification Improvements*	This ASU clarifies, corrects errors in and makes improvements to several topics within the FASB Codification. The amendments are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements to make standards more consistent and easier to interpret for preparers and users. The guidance applies to all public entities and is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted.	We do not expect this ASU to have a material impact on our consolidated financial statements.
Issued in 2024:		
ASU 2024-04, November 2024, *Debt—Debt with Conversion and Other Options (Subtopic 470-20), Induced Conversions of Convertible Debt Instruments*	This ASU clarifies that to qualify for induced conversion accounting, an inducement offer must preserve the issuance of all of the consideration (in form and amount) issuable in accordance with the conversion privileges specified in the terms of the existing debt instrument. In addition, the ASU requires that to qualify for induced conversion accounting, an instrument must contain a substantive conversion feature as of the date on which both the issuance offer and the inducement offer are accepted by the convertible debt holder. An entity that doesn't meet all of the criteria for conversion accounting or induced conversion accounting applies extinguishment accounting and recognizes a gain or loss for the difference between the fair value of the entire consideration transferred and the net carrying amount of the debt. Entities have the option to apply the guidance either (1) prospectively to settlements of convertible debt instruments that occur during fiscal years (and interim periods within those fiscal years) beginning after the effective date or (2) retrospectively. Under the retrospective transition approach, the entity recasts prior periods and recognizes a cumulative-effect adjustment to equity as of the later of the beginning of the earliest period presented or the date the entity adopted ASU 2020-06. This is effective for all entities for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years.	We do not expect this ASU to have a material impact on our consolidated financial statements.
Issued in 2023:		
ASU 2023-06, October 2023, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*	This ASU amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standard Codification (the "Codification"). The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. These disclosure requirements are currently included in either SEC Regulation S-X or SEC Regulation S-K. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited and the amendments should be applied prospectively. If the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K by June 30, 2027, the amendments will be removed from the Codification and will not be effective.	We do not expect this ASU to have a material impact on our consolidated financial statements.

Consolidated Statements of Cash Flows—Supplemental Disclosures

The following table provides supplemental disclosures related to the Consolidated Statements of Cash Flows:

	Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
SUPPLEMENTAL DISCLOSURES:						
Total interest costs incurred	$	196,781	$	195,958	$	190,409
Interest capitalized		(13,167)		(20,482)		(22,600)
Interest expense	$	183,614	$	175,476	$	167,809
Cash paid for interest, net of amounts capitalized	$	171,945	$	169,333	$	158,796
Cash paid for income taxes	$	369	$	177	$	284
NON-CASH INVESTING AND FINANCING TRANSACTIONS:						
Mortgage loans refinanced	$	40,000	$	—	$	—
Shares issued under dividend reinvestment plan	$	1,614	$	1,670	$	1,704
DownREIT operating partnership units redeemed for common shares	$	103	$	1,715	$	883

	December 31,			
	2025		2024	
	(In thousands)			
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:				
Cash and cash equivalents	$	107,415	$	123,409
Restricted cash (1)		10,291		12,034
Total cash, cash equivalents, and restricted cash	$	117,706	$	135,443

(1) Restricted cash balances are included in "prepaid expenses and other assets" on our consolidated balance sheets, and is primarily related to escrow accounts.

NOTE 3—REAL ESTATE

2025 Property Acquisitions

During the year ended December 31, 2025, we acquired the following properties:

Date Acquired	Property	City/State	Gross Leasable Area (GLA)		Purchase Price	
			(in square feet)		(in millions)	
February 25, 2025	Del Monte Shopping Center	Monterey, California	675,000	$	123.5	(1)
July 1, 2025	Town Center Crossing and Town Center Plaza	Leawood, Kansas	552,000	$	289.0	(2)
October 10, 2025	Annapolis Town Center	Annapolis, Maryland	479,000	$	187.0	(3)
November 24, 2025	Village Pointe	Omaha, Nebraska	452,000	$	153.3	(4)

(1) Approximately $17.7 million and $0.8 million of net assets were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $23.5 million of net assets acquired were allocated to other liabilities for "below market leases."

(2) Approximately $31.0 million and $6.5 million of net assets were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $11.4 million of net assets acquired were allocated to other liabilities for "below market leases."

(3) Approximately $18.0 million and $2.9 million of net assets acquired were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $9.0 million of net assets acquired were allocated to other liabilities for "below market leases."

(4) Approximately $18.1 million and $1.0 million of net assets acquired were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $10.5 million of net assets acquired were allocated to other liabilities for "below market leases."

2025 Property Dispositions

During the year ended December 31, 2025, we sold the following properties:

Property	Sales Price		Gain	
	(in millions)		(in millions)	
Pike & Rose (one residential building)	$	125.0	$	41.9
Santana Row (one residential building)		73.9		49.1
Hollywood Boulevard		69.0		27.2
Bristol Plaza		44.4		30.6
White Marsh Other (portion)		3.4		0.8
	$	315.7	$	149.6

2024 Property Acquisitions

On May 31, 2024, we acquired the fee interest in Virginia Gateway, which comprises five adjacent shopping centers in Gainesville, Virginia, totaling 664,000 square feet, for $215.0 million. Approximately $21.1 million and $0.4 million of net assets acquired were allocated to other assets for "acquired lease costs" and "above market leases," respectively, and $13.3 million of net assets acquired were allocated to other liabilities for "below market leases."

On July 31, 2024, we acquired the fee interest in Pinole Vista Crossing, a 216,000 square foot retail shopping center in Pinole, California for $60.0 million. Approximately $5.7 million of net assets acquired were allocated to other assets for "acquired lease costs," and $4.0 million of net assets acquired were allocated to other liabilities for "below market leases."

2024 Property Disposition

During the year ended December 31, 2024, we sold our Third Street Promenade property and a portion of our White Marsh Other property for sales prices totaling $106.8 million, resulting in a gain on sale of $53.8 million.

NOTE 4—ACQUIRED LEASES

Acquired lease assets comprise of above market leases where we are the lessor and below market leases where we are the lessee. Acquired lease liabilities comprise below market leases where we are the lessor and above market leases where we are the lessee. As a lessor, acquired above market leases are included in prepaid expenses and other assets, and acquired below market leases are included in other liabilities and deferred credits. In accordance with our adoption of ASC Topic 842, acquired below market leases and acquired above market leases where we are the lessee are included in right of use assets. The following is a summary of our acquired lease assets and liabilities:

	December 31, 2025				December 31, 2024			
	Cost		Accumulated Amortization		Cost		Accumulated Amortization	
	(in thousands)							
Above market leases, lessor	$	52,219	$	(35,922)	$	42,171	$	(34,046)
Below market leases, lessee		28,101		(6,879)		28,101		(6,145)
Total	$	80,320	$	(42,801)	$	70,272	$	(40,191)
Below market leases, lessor	$	(325,025)	$	122,359	$	(277,883)	$	111,719
Above market leases, lessee		(11,127)		4,896		(11,127)		4,333
Total	$	(336,152)	$	127,255	$	(289,010)	$	116,052

The value allocated to acquired leases where we are the lessor is amortized over the related lease term and reflected as additional rental income for below market leases or a reduction of rental income for above market leases in the consolidated statements of comprehensive income. The related amortization of acquired leases where we are the lessee is reflected as additional rental expense for below market leases or a reduction of rental expenses for above market leases in the consolidated statements of comprehensive income. The following is a summary of acquired lease amortization:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(in thousands)					
Amortization of above market leases, lessor	$	(3,106)	$	(2,799)	$	(3,254)
Amortization of below market leases, lessor		17,862		16,290		15,864
Net increase in rental income	$	14,756	$	13,491	$	12,610
Amortization of below market leases, lessee	$	734	$	734	$	742
Amortization of above market leases, lessee		(563)		(562)		(563)
Net increase in rental expense	$	171	$	172	$	179

The following is a summary of the remaining weighted average amortization period for our acquired lease assets and acquired lease liabilities:

	December 31, 2025
Above market leases, lessor	2.8 years
Below market leases, lessee	29.0 years
Below market leases, lessor	16.6 years
Above market leases, lessee	16.1 years

The amortization for acquired leases during the next five years and thereafter, assuming no early lease terminations, is as follows:

	Acquired Lease Assets		**Acquired Lease Liabilities**	
	(In thousands)			
Year ending December 31,				
2026	$	4,734	$	17,075
2027		3,870		16,031
2028		3,221		14,693
2029		2,835		13,294
2030		2,223		12,374
Thereafter		20,636		135,430
	$	37,519	$	208,897

NOTE 5—DEBT

The following is a summary of our total debt outstanding as of December 31, 2025 and 2024:

Description of Debt	Principal Balance as of December 31,		Stated Interest Rate as of	Stated Maturity Date as of
	2025	2024	December 31, 2025	December 31, 2025
Mortgages payable	(Dollars in thousands)			
Bell Gardens	$ 10,885	$ 11,215	4.06 %	August 1, 2026
Bethesda Row (1)	200,000	200,000	SOFR + 0.95%	December 28, 2026
Plaza El Segundo	125,000	125,000	3.83 %	June 5, 2027
The Grove at Shrewsbury (East)	43,600	43,600	3.77 %	September 1, 2027
Azalea (2)(3)	55,000	40,000	SOFR + 0.85%	October 30, 2028
Brook 35	11,500	11,500	4.65 %	July 1, 2029
Hoboken (24 Buildings) (4)	50,568	52,123	SOFR + 1.95%	December 15, 2029
Various Hoboken (12 Buildings)(5)	23,568	28,838	Various	Various through 2029
Chelsea	3,091	3,568	5.36 %	January 15, 2031
Subtotal	523,212	515,844		
Net unamortized debt issuance costs and discount	(1,453)	(1,466)		
Total mortgages payable, net	521,759	514,378		
Notes payable				
Revolving credit facility (2)(6)	310,000	—	SOFR + 0.775%	April 5, 2027
$750 million term loan (2)(6)(7)	750,000	600,000	SOFR + 0.85%	March 20, 2028
$250 million term loan (2)(6)	—	—	SOFR + 0.85%	January 31, 2031
Various	1,190	1,680	Various	Various through 2059
Subtotal	1,061,190	601,680		
Net unamortized debt issuance costs	(3,859)	(266)		
Total notes payable, net	1,057,331	601,414		
Senior notes and debentures (6)				
1.25% notes	400,000	400,000	1.25 %	February 15, 2026
7.48% debentures	29,200	29,200	7.48 %	August 15, 2026
3.25% notes	475,000	475,000	3.25 %	July 15, 2027
6.82% medium term notes	40,000	40,000	6.82 %	August 1, 2027
5.375% notes	350,000	350,000	5.375 %	May 1, 2028
3.25% exchangeable notes	485,000	485,000	3.25 %	January 15, 2029
3.20% notes	400,000	400,000	3.20 %	June 15, 2029
3.50% notes	400,000	400,000	3.50 %	June 1, 2030
4.50% notes	550,000	550,000	4.50 %	December 1, 2044
3.625% notes	250,000	250,000	3.625 %	August 1, 2046
Subtotal	3,379,200	3,379,200		
Net unamortized debt issuance costs and premium	(15,190)	(21,360)		
Total senior notes and debentures, net	3,364,010	3,357,840		
Total debt	$ 4,943,100	$ 4,473,632		

_____

(1) We have one one-year extension, at our option to extend the maturity date of this mortgage loan to December 28, 2027.

(2) Our Azalea mortgage loan, revolving credit facility SOFR loans, and our term loans bear interest at Daily Simple SOFR, as defined in the respective credit agreements, plus a spread, based on our current credit rating.

(3) The Operating Partnership is a co-borrower on this mortgage loan. Additionally, we have two one-year extensions, at our option to extend the maturity date of this mortgage loan to October 30, 2030.

(4) The interest rate on this mortgage loan is fixed at 3.67% through two interest rate swap agreements.

(5) The interest rates on these mortgages range from 3.91% to 5.00%.

(6) The Operating Partnership is the obligor under our revolving credit facility, term loans, and senior notes and debentures. A wholly owned subsidiary of the Operating Partnership is also an obligor of the $750.0 million term loan.

(7)   The interest rate on $450.0 million of our term loan is fixed at a weighted average interest rate of 4.17% through March 1, 2028 through interest rate swap agreements.

On January 9, 2025 and October 1, 2025 we repaid two mortgage loans at our Hoboken property totaling $4.3 million,at par.

On March 20, 2025, we amended and restated our $600.0 million unsecured term loan, extending the maturity date to March 20, 2028, plus two one-year extensions, at our option. We also had the right to borrow up to an additional $150.0 million, which we exercised on September 22, 2025, bringing our total amount outstanding under this agreement to $750.0 million as of December 31, 2025. Debt issuance costs related to our term loan were $4.9 million. Under an accordion feature, we have the right to request additional loans, subject to an aggregate maximum of $1.0 billion borrowed under the restated agreement. Additionally, on May 1, 2025, the interest rate was reduced by removing the 0.10% adjustment to SOFR.

On October 30, 2025, we refinanced the $40.0 million mortgage loan at Azalea, with a new $55.0 million mortgage loan that bears interest at SOFR + 85 basis points, based on our credit rating, and matures on October 30, 2028, plus two one-year extensions, at our option. Debt issuance costs related to this mortgage loan were $0.6 million.

On November 17, 2025, we entered into an additional unsecured term loan agreement, which gives us the capacity to borrow up to $250.0 million at an interest rate of SOFR + 85 basis points, based on our current credit rating. The loan matures on January 31, 2031, and as of December 31, 2025, we do not have any outstanding borrowings under this agreement. Debt issuance costs related to this term loan were $1.5 million. Under an accordion feature, we have the right to request additional loans, subject to an aggregate maximum of $500.0 million.

On December 17, 2025, we exercised our first option to extend our $200.0 million mortgage loan at Bethesda Row by one year to December 28, 2026. We have one one-year extension, at our option remaining to extend the loan to December 28, 2027.

During 2025, 2024 and 2023, the maximum amount of borrowings outstanding under our revolving credit facility was $461.6 million, $202.7 million and $115.5 million, respectively. The weighted average amount of borrowings outstanding was $153.2 million, $33.5 million and $44.7 million, respectively, and the weighted average interest rate, before amortization of debt fees, was 5.0%, 6.1% and 5.9%, respectively. The revolving credit facility requires an annual facility fee which is $1.9 million under the amended credit agreement. At December 31, 2025, our revolving credit facility had $310.0 million outstanding, and had no balance outstanding at December 31, 2024. On October 30, 2025, the interest rate on our revolving credit facility was reduced by removing the 0.10% adjustment to SOFR.

Our revolving credit facility, term loans, and certain notes require us to comply with various financial covenants, including the maintenance of minimum shareholders' equity and debt coverage ratios and a maximum ratio of debt to net worth. As of December 31, 2025, we were in compliance with all default related debt covenants.

Exchangeable Senior Notes

On January 11, 2024, our Operating Partnership issued $485.0 million aggregate principal amount of 3.25% Exchangeable Senior Notes due 2029 (the "Notes") in a private placement. The notes bear interest at an annual rate of 3.25%, payable semiannually in arrears on January 15th and July 15th of each year, beginning July 15, 2024. The notes mature on January 15, 2029, unless earlier exchanged, purchased, or redeemed. Net proceeds after the initial purchaser's discount and offering costs were approximately $471.5 million. Interest expense related to these Notes was $18.5 million and $17.9 million, respectively for the years ended December 31, 2025 and 2024, and includes debt issuance cost amortization of $2.7 million and $2.6 million, respectively. Including the debt issuance cost amortization, the current effective interest rate on these notes is approximately 3.9%. The unamortized debt issuance costs related to the Notes were $8.2 million and $10.9 million, respectively, at December 31, 2025 and 2024.

Prior to the close of business on July 15, 2028, the Notes will be exchangeable at the option of the holders only upon certain circumstances and during certain periods. On or after July 15, 2028, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Notes, holders may exchange their Notes at any time. The Operating Partnership will settle exchanges of the Notes by delivering cash up to the principal amount of the Notes exchanged, and if applicable, cash, common shares of the Trust, or a combination thereof at our option, in respect of the remainder, if any, of the exchange obligation in excess of the principal amount. If we elect to settle any portion of the exchange obligation in excess of the principal amount with shares of the Trust, an equivalent number of common units will be issued by the Operating Partnership to the Trust. The exchange rate initially equals 8.1436 common shares per $1,000 principal amount of the Notes (which is equivalent to an exchange price of approximately $122.80 per common share and reflects an exchange premium of approximately 20% based on the closing price of $102.33 on January 8, 2024). The initial exchange rate is subject to adjustment upon the occurrence of certain events, including in the event of a payment of a quarterly common dividend in excess of $1.09 per share, but will not be adjusted for any accrued and unpaid interest. While our quarterly common dividend per share currently exceeds $1.09, the exchange rate has not materially changed.

The Operating Partnership may redeem the Notes, at its option, in whole or in part, on or after January 20, 2027 if the last reported sales price of the common shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 day consecutive trading period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Operating Partnership provides notice of redemption. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding the redemption date.

In connection with the Notes, we entered into privately negotiated capped call transactions with certain of the initial purchasers of the notes or their affiliates or other financial institutions. The capped call transactions cover, subject to customary adjustments, the number of our common shares that initially underlie the Notes. The capped call transactions are expected generally to reduce the potential dilution to our common shares upon exchange of any Notes and/or offset any cash payments we are required to make in excess of the principal amount of the Notes, with such reduction and/or offset subject to a cap. The cap price of the capped call transaction initially is approximately $143.26 per share, which represents a premium of approximately 40% over the last reported sale price of our common shares of $102.33 on the New York Stock Exchange on January 8, 2024, and is subject to certain adjustments under the terms of the capped call transactions. A portion of the proceeds from the Notes were used to pay the capped call premium of $19.4 million, which was recorded in shareholders' equity for the Trust and capital for the Operating Partnership.

Scheduled principal payments on mortgages payable, notes payable, senior notes and debentures as of December 31, 2025 are as follows:

	Mortgages Payable		Notes Payable		Senior Notes and Debentures	Total Principal	
			(In thousands)				
Year ending December 31,							
2026	$ 226,242	(1)	$ 153		$ 429,200	$ 655,595	
2027	178,282		310,037	(2)	515,000	1,003,319	
2028	57,511	(3)	750,000	(4)	350,000	1,157,511	
2029	60,434		—		885,000	945,434	
2030	684		—		400,000	400,684	
Thereafter	59		1,000		800,000	801,059	
	$ 523,212		$ 1,061,190		$ 3,379,200	$ 4,963,602	(5)

_____

(1) Our $200.0 mortgage loan secured by Bethesda Row matures on December 28, 2026 plus one one-year extension, at our option to December 28, 2027.
(2) Our $1.25 billion revolving credit facility matures on April 5, 2027 plus two six-month extensions, at our option to April 5, 2028. As of December 31, 2025, there was $310.0 million outstanding under this credit facility.
(3) Our $55.0 million mortgage loan secured by Azalea matures on October 30, 2028, plus two one-year extensions at our option to October 30, 2030.
(4) Our $750.0 million term loan matures on March 20, 2028, plus two one-year extension at our option to March 20, 2030.
(5) The total debt maturities differ from the total reported on the consolidated balance sheet due to the unamortized net debt issuance costs and premium/discount on mortgage loans, notes payable, and senior notes as of December 31, 2025.

NOTE 6—FAIR VALUE OF FINANCIAL INSTRUMENTS

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value are as follows:

1.   Level 1 Inputs—quoted prices in active markets for identical assets or liabilities

2.   Level 2 Inputs—observable inputs other than quoted prices in active markets for identical assets and liabilities

3.   Level 3 Inputs—prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Except as disclosed below, the carrying amount of our financial instruments approximates their fair value. The fair value of our mortgages payable, notes payable and senior notes and debentures is sensitive to fluctuations in interest rates. Quoted market prices (Level 1) were used to estimate the fair value of our marketable senior notes and debentures and discounted cash flow analysis (Level 2) is generally used to estimate the fair value of our mortgages and notes payable. Considerable judgment is necessary to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. A summary of the carrying amount and fair value of our mortgages payable, notes payable and senior notes and debentures is as follows:

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Mortgages and notes payable	$ 1,579,090	$ 1,572,977	$ 1,115,792	$ 1,098,271
Senior notes and debentures	$ 2,887,190	$ 2,743,096	$ 2,883,713	$ 2,645,097
Exchangeable senior notes	$ 476,820	$ 492,912	$ 474,127	$ 495,510

The following table is a summary of our outstanding interest rate swap agreements on consolidated debt as of December 31, 2025:

Interest Rate Swap	Notional Amount	Maturity Date of Related Swap Agreements	Weighted Average Interest Rate	Balance Sheet Location	Fair Value
	(in millions)				(in millions)
$750 million term loan (1)	$ 450.0	March 1, 2028	4.17 %	Other liabilities and deferred credits	$ (0.5)
Hoboken	50.6	December 15, 2029	3.67 %	Prepaid expenses and other assets	3.1
	$ 500.6				$ 2.6

(1) These interest rate swaps were entered into during the year ended December 31, 2025, and fix the interest rate on $450.0 million of our unsecured term loan.

The fair values of the interest rate swap agreements are based on the estimated amounts we would receive or pay to terminate the contracts at the reporting date and are determined using interest rate pricing models and interest rate related observable inputs. During 2025, the value of our interest rate swaps decreased $2.6 million (including $2.5 million reclassified from other comprehensive income as a decrease to interest expense). A summary of our net financial assets that are measured at fair value on a recurring basis, by level within the fair value hierarchy is as follows:

	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(In thousands)							
Interest rate swaps	$ —	$ 2,601	$ —	$ 2,601	$ —	$ 5,208	$ —	$ 5,208

During the year ended December 31, 2025, we entered into interest rate swap agreements for two of our equity method investees. Therefore, as of December 31, 2025, three of our equity method investees have interest rate swaps which qualify as cash flow hedges. At December 31, 2025 and December 31, 2024, our share of the change in fair value of the related swaps included in "accumulated other comprehensive (loss) income" was a loss of $0.3 million and income of $0.2 million, respectively.

NOTE 7—COMMITMENTS AND CONTINGENCIES

We are sometimes involved in lawsuits, warranty claims, and environmental matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters.

We are currently a party to various legal proceedings. We accrue a liability for litigation if an unfavorable outcome is probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Legal fees related to litigation are expensed as incurred. We do not believe that the ultimate outcome of these matters, either individually or in the aggregate, could have a material adverse effect on our financial position or overall trends in results of operations; however, litigation is subject to inherent uncertainties. Also under our leases, tenants are typically obligated to indemnify us from and against all liabilities, costs and expenses imposed upon or asserted against us (1) as owner of the properties due to certain matters relating to the operation of the properties by the tenant, and (2) where appropriate, due to certain matters relating to the ownership of the properties prior to their acquisition by us.

We are self-insured for general liability costs up to predetermined retained amounts per claim, and we believe that we maintain adequate accruals to cover our retained liability. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. Management considers a number of factors, including third-party actuarial analysis, previous experience in our portfolio, and future increases in costs of claims, when making these determinations. If our liability costs exceed these accruals, it will reduce our net income.

At December 31, 2025 and 2024, our reserves for general liability costs were $5.0 million and $4.4 million, respectively, and are included in "accounts payable and accrued expenses" in our consolidated balance sheets. Any potential losses which exceed our estimates would result in a decrease in our net income. During 2025 and 2024, we made payments from these reserves of $2.9 million and $2.1 million, respectively. Although we consider the reserve to be adequate, there can be no assurance that the reserve will prove to be adequate over-time to cover losses due to the difference between the assumptions used to estimate the reserve and actual losses.

On December 11, 2019, we received proceeds related to the sale under threat of condemnation at San Antonio Center as discussed in our Annual Report on Form 10-K for the year ended December 31, 2019. We indemnified the condemning authority for all costs incurred related to the condemnation proceedings including any payments required to tenants at the property and recorded a corresponding liability for our estimate of these costs. At December 31, 2025, we have a liability of $3.4 million to reflect our estimate of the remaining costs.

In June 2018, we formed a joint venture to develop Freedom Plaza (formerly Jordan Downs Plaza), for which we own 92%. The investment in this development qualified for tax credits under the New Market Tax Credit ("NMTC") Program, established by the Community Renewal Tax Relief Act of 2000. In 2018, we transferred the earned tax credits to a third-party bank in exchange for cash proceeds. The proceeds received and related transaction costs were deferred until the end of the seven-year NMTC compliance period, which concluded in June 2025. As a result, for the year ended December 31, 2025, we recognized $14.2 million ($13.0 million, net of income attributable to noncontrolling interest) in income related to the sale of the new market tax credits.

At December 31, 2025, we had letters of credit outstanding of approximately $5.5 million.

As of December 31, 2025 in connection with capital improvement, development, and redevelopment projects, we have contractual obligations of approximately $314.2 million.

We are obligated under operating lease agreements on several shopping centers and one office lease requiring minimum annual payments as follows, as of December 31, 2025:

	(In thousands)
Year ending December 31,	
2026	$ 5,618
2027	5,325
2028	5,389
2029	5,422
2030	5,427
Thereafter	184,020
Total future minimum operating lease payments	211,201
Less amount representing interest	(138,897)
Operating lease liabilities	$ 72,304

Future minimum lease payments and their present value for properties under finance leases as of December 31, 2025, are as follows:

		(In thousands)
Year ending December 31,		
2026	$	713
2027		748
2028		801
2029		801
2030		802
Thereafter		66,272
Total future minimum finance lease payments		70,137
Less amount representing interest		(57,234)
Finance lease liabilities	$	12,903

Under the terms of the Congressional Plaza partnership agreement, a minority partner has the right to require us and the other minority partner to purchase its 26.63% interest in Congressional Plaza at the interest's then-current fair market value. If the other minority partner defaults in their obligation, we must purchase the full interest. Based on management's current estimate of fair market value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from approximately $62 million to $63 million.

The master lease for Melville Mall, as amended on January 15, 2026, includes a fixed price put option at any time on or prior to June 30, 2030 for $4.5 million. Additionally, we have the right to purchase Melville Mall in 2031 for approximately $5.0 million.

The other member in The Grove at Shrewsbury and Brook 35 has the right to require us to purchase all of its approximately 4.1% interest in The Grove at Shrewsbury and approximately 6.5% interest in Brook 35 at the interests' then-current fair market value. Based on management's current estimate of fair market value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $9 million to $10 million.

The other member in Hoboken has the right to require us to purchase all of its 10.0% ownership interest at the interest's then-current fair market value. Based on management's current estimate of fair market value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $12 million to $13 million.

Effective June 14, 2026, the other member in Camelback Colonnade and The Shops at Hilton Village has the right to require us to purchase all of its 2.0% ownership interest at the interest's then-current fair market value. Based on management's current estimate of fair value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $4 million to $5 million.

Effective October 6, 2027, the other member in the partnership that owns equity method investments in Chandler Festival and Chandler Gateway has the right to require us to purchase its 2.5% net ownership interest. Based on management's current estimate of fair value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $1 million and $2 million.

Effective June 1, 2029, the other member in Grossmont Center has the right to require us to purchase all of its 40.0% ownership interest at the interest's then-current fair market value. Based on management's current estimate of fair value as of December 31, 2025, our estimated maximum liability upon exercise of the put option would range from $68 million to $73 million.

Under the terms of certain partnership agreements, the partners have the right to exchange their operating partnership units for cash or the same number of our common shares, at our option. A total of 526,915 downREIT operating partnership units are outstanding which have a total fair value of $53.1 million, based on our closing stock price on December 31, 2025.

NOTE 8—SHAREHOLDERS' EQUITY

We have a Dividend Reinvestment Plan (the "Plan"), whereby shareholders may use their dividends and optional cash payments to purchase shares. In 2025, 2024 and 2023, 19,139 shares, 18,101 shares, and 19,847 shares, respectively, were issued under the Plan.

As of December 31, 2025, 2024, and 2023, we had 6,000,000 Depositary Shares outstanding, each representing 1/1000th interest of 5.0% Series C Cumulative Redeemable Preferred Share, par value $0.01 per share ("Series C Preferred Shares"), at the liquidation preference of $25.00 per depositary share (or $25,000 per Series C Preferred share). The Series C Preferred

Shares accrue dividends at a rate of 5.0% of the $25,000 liquidation preference per year and are redeemable at our option. Additionally, they are not convertible and holders of these shares generally have no voting rights, unless we fail to pay dividends for six or more quarters.

As of December 31, 2025, 2024, and 2023, we had 392,878 shares of 5.417% Series 1 Cumulative Convertible Preferred Shares ("Series 1 Preferred Shares") outstanding that have a liquidation preference of $25 per share and par value $0.01 per share. The Series 1 Preferred Shares accrue dividends at a rate of 5.417% per year and are convertible at any time by the holders to our common shares at a conversion rate of $104.69 per share. The Series 1 Preferred Shares are also convertible under certain circumstances at our election. The holders of the Series 1 Preferred Shares have no voting rights.

On February 14, 2025, we amended our existing at-the-market ("ATM") equity program under which we may from time to time offer and sell common shares. This amendment reset the aggregate offering price of the program to $750.0 million. Our ATM equity program also allows shares to be sold through forward sales contracts. We intend to use the net proceeds to fund potential acquisition opportunities, fund our development and redevelopment pipeline, repay indebtedness and/or for general corporate purposes.

During 2025, there were no sales and we did not enter into any forward sales contracts under the amended ATM equity program, and therefore we have the remaining capacity to issue up to $750.0 million in common shares under this program as of December 31, 2025.

For the year ended December 31, 2024, we issued 2,059,654 common shares at a weighted average price per share of $109.20 for net cash proceeds of $222.3 million including paying $2.2 million in commissions and $0.4 million in additional offering expenses related to the sales of these common shares.

For the year ended December 31, 2024, we also entered into forward sales contracts for 1,186,422 common shares under our ATM equity program at a weighted average offering price of $115.72. During 2024, we settled a portion of the forward sales agreements entered into during the year by issuing 709,925 common shares for net proceeds of $81.7 million. During 2025, we settled our remaining open forward sales agreements by issuing 476,497 common shares for net proceeds of $54.2 million.

In April 2025, our Board of Trustees approved a new common share repurchase program, under which we may purchase up to $300.0 million of our outstanding common shares of beneficial interest, $0.01 par value per share from time to time using a variety of methods, including open market, privately negotiated transactions or otherwise. The specific timing and amount of common share repurchases, if any, will depend on a number of factors, including prevailing share prices, trading volume and general market conditions, along with our working capital requirements, cash flow, and other factors. The program does not require us to repurchase any dollar amount or number of common shares and may be suspended or discontinued at any time. As of December 31, 2025, no common shares have been repurchased through the program.

NOTE 9—DIVIDENDS

The following table provides a summary of dividends declared and paid per share:

	Year Ended December 31,					
	2025		2024		2023	
	Declared	Paid	Declared	Paid	Declared	Paid
Common shares	$ 4.460	$ 4.430	$ 4.380	$ 4.370	$ 4.340	$ 4.330
5.417% Series 1 Cumulative Convertible Preferred shares	$ 1.354	$ 1.354	$ 1.354	$ 1.354	$ 1.354	$ 1.354
5.0% Series C Cumulative Redeemable Preferred shares (1)	$ 1.250	$ 1.250	$ 1.250	$ 1.250	$ 1.250	$ 1.250

(1) Amount represents dividends per depositary share, each representing 1/1000th of a share.

A summary of the income tax status of dividends per share paid is as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Common shares						
Ordinary dividend	$	3.810	$	3.583	$	3.551
Capital gain		0.620		0.656		0.130
Return of capital		—		0.131		0.649
	$	4.430	$	4.370	$	4.330
5.417% Series 1 Cumulative Convertible Preferred shares						
Ordinary dividend	$	1.164	$	1.151	$	1.313
Capital gain		0.190		0.203		0.041
	$	1.354	$	1.354	$	1.354
5.0% Series C Cumulative Redeemable Preferred shares						
Ordinary dividend	$	1.075	$	1.063		1.213
Capital gain		0.175		0.187		0.037
	$	1.250	$	1.250	$	1.250

On October 31, 2025, the Trustees declared a quarterly cash dividend of $1.13 per common share, payable January 15, 2026 to common shareholders of record on January 2, 2026.

NOTE 10— LEASES

At December 31, 2025, our 104 predominantly retail shopping center and mixed-use properties are located in 14 states and the District of Columbia. There are approximately 3,700 commercial leases and 2,700 residential leases. Our commercial tenants range from sole proprietorships to national retailers and corporations. At December 31, 2025, no one tenant or corporate group of tenants accounted for more than 2.4% of annualized base rent.

Our leases with commercial property and residential tenants are classified as operating leases. Commercial property leases generally range from three to ten years (certain leases with anchor tenants may be longer), and in addition to minimum rents, may provide for percentage rents based on the tenant's level of sales achieved and cost recoveries for the tenant's share of certain operating costs. Leases on apartments are generally for a period of 1 year or less.

As of December 31, 2025, future minimum rentals from noncancelable commercial operating leases (excluding both tenant reimbursements of operating expenses and percentage rent based on tenants' sales) are as follows:

	(In thousands)
Year ending December 31,	
2026	$ 849,788
2027	809,503
2028	714,912
2029	618,592
2030	514,022
Thereafter	1,938,559
	$ 5,445,376

The following table provides additional information on our operating and finance leases where we are the lessee:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
LEASE COST:			
Finance lease cost:			
Amortization of right-of-use assets	$ 220	$ 220	$ 998
Interest on lease liabilities	833	825	4,332
Operating lease cost	5,914	6,048	6,232
Variable lease cost	401	413	348
Total lease cost	$ 7,368	$ 7,506	$ 11,910
OTHER INFORMATION:			
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for finance leases	$ 713	$ 713	$ 4,227
Operating cash flows for operating leases	$ 6,214	$ 6,276	$ 6,146
Financing cash flows for finance leases	$ —	$ —	$ 55,228

	December 31,	
	2025	2024
Weighted-average remaining term - finance leases	68.7 years	69.7 years
Weighted-average remaining term - operating leases	53.7 years	53.2 years
Weighted-average discount rate - finance leases	6.5 %	6.5 %
Weighted-average discount rate - operating leases	4.8 %	4.8 %

NOTE 11—COMPONENTS OF RENTAL EXPENSES

The principal components of rental expenses are as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Repairs and maintenance	$ 108,267	$ 99,367	$ 87,349
Utilities	42,703	38,676	35,109
Management fees and costs	34,558	32,203	30,203
Payroll	22,876	22,302	20,598
Insurance	19,412	19,383	18,273
Marketing	7,934	7,536	7,978
Ground rent	5,892	5,259	5,303
Other operating	25,803	24,843	26,853
Total rental expenses	$ 267,445	$ 249,569	$ 231,666

NOTE 12—SHARE-BASED COMPENSATION PLANS

A summary of share-based compensation expense included in net income is as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Grants of common shares, restricted stock units, and options	$ 15,561	$ 17,379	$ 15,427
Capitalized share-based compensation	(953)	(1,022)	(1,119)
Share-based compensation expense	$ 14,608	$ 16,357	$ 14,308

As of December 31, 2025, we have grants outstanding under two share-based compensation plans. In May 2020, our shareholders approved the 2020 Performance Incentive Plan ("the 2020 Plan"), which authorized the grant of share options, common shares, and other share-based awards for up to 1,750,000 common shares of beneficial interest. Our 2010 Long Term Incentive Plan, as amended (the "2010 Plan"), which expired in May 2020, authorized the grant of share options, common shares and other share-based awards for up to 2,450,000 common shares of beneficial interest.

Option awards under the plans are required to have an exercise price at least equal to the closing trading price of our common shares on the date of grant. Options and restricted share awards under the plan generally vest over three to seven years and option awards typically have a ten-year contractual term. We pay dividends on unvested shares. Certain options and share awards provide for accelerated vesting if there is a change in control. Additionally, the vesting on certain option and share awards can accelerate in part or in full upon termination without cause.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. Expected volatilities, term, dividend yields, employee exercises and estimated forfeitures are primarily based on historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of each share award is determined based on the closing trading price of our common shares on the grant date. No options were granted in 2025 and 2023. The following table provides a summary of the assumptions used to value options granted in 2024:

	Year Ended December 31,
	2024
Volatility	31.9 %
Expected dividend yield	4.3 %
Expected term (in years)	7.5
Risk free interest rate	4.1 %

The weighted-average grant-date fair value of options granted in 2024 was $24.59 per share. The following table provides a summary of option activity for 2025:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at December 31, 2024	3,019	$ 98.09		
Granted	—	—		
Exercised	—	—		
Forfeited or expired	—	—		
Outstanding at December 31, 2025	3,019	$ 98.09	6.3	$ 9
Exercisable at December 31, 2025	1,701	$ 96.59	5.5	$ 7

The following table provides a summary of restricted share award activity for 2025:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2024	268,220	$ 107.57
Granted	146,086	110.17
Vested	(128,262)	110.26
Forfeited	(5,489)	121.76
Unvested at December 31, 2025	280,555	$ 107.42

The weighted-average grant-date fair value of stock awarded in 2025, 2024 and 2023 was $110.17, $101.84 and $109.44, respectively. The total vesting-date fair value of shares vested during the year ended December 31, 2025, 2024 and 2023, was $14.0 million, $17.3 million and $14.4 million, respectively.

On February 10, 2021, 10,441 restricted stock units were awarded to an officer, of which 7,204 vested on January 7, 2025, based on meeting certain market based performance criteria. The amount of dividend equivalent rights related to these units is approximately $0.1 million, and was recorded against retained earnings for the year ended December 31, 2024. The weighted-average grant-date fair value of the restricted stock units awarded in 2021 was $97.01.

As of December 31, 2025, there was $17.2 million of total unrecognized compensation cost related to unvested share-based compensation arrangements (i.e. options and unvested shares) granted under our plans. This cost is expected to be recognized over the next 4.3 years with a weighted-average period of 1.8 years.

Subsequent to December 31, 2025, common shares were awarded under various compensation plans as follows:

Date	Award		Vesting Term	Beneficiary
January 2, 2026	7,786	Shares	Immediate	Trustees
February 11, 2026	157,723	Restricted Shares	3-5 years	Officers and key employees

NOTE 13—SAVINGS AND RETIREMENT PLANS

We have a savings and retirement plan in accordance with the provisions of Section 401(k) of the Code. Generally, employees can elect, at their discretion, to contribute a portion of their compensation up to a maximum of $23,500 for 2025, $23,000 for 2024, and 22,500 for 2023. Under the plan, we contribute 50% of each employee's elective deferrals up to 5% of eligible earnings. In addition, we may make discretionary contributions within the limits of deductibility set forth by the Code. Our full-time employees are immediately eligible to become plan participants. Employees are eligible to receive matching contributions immediately on their participation; however, these matching payments will not vest until their third anniversary of employment. Our expense for the years ended December 31, 2025, 2024 and 2023 was approximately $1,061,000, $1,012,000 and $960,000, respectively.

A non-qualified deferred compensation plan for our officers and certain other employees was established in 1994 that allows the participants to defer a portion of their income. As of December 31, 2025 and 2024, we are liable to participants for approximately $27.0 million and $24.0 million, respectively, under this plan. Although this is an unfunded plan, we have purchased certain investments to match this obligation. Our obligation under this plan and the related investments are both included in the accompanying consolidated financial statements.

NOTE 14—EARNINGS PER SHARE AND UNIT

We have calculated earnings per share ("EPS") and earnings per unit ("EPU") under the two-class method. The two-class method is an earnings allocation methodology whereby EPS and EPU for each class of common stock and partnership units, respectively, and participating securities is calculated according to dividends or distributions declared and participation rights in undistributed earnings. For 2025, 2024, and 2023, we had 0.3 million weighted average unvested shares and units outstanding, which are considered participating securities. Therefore, we have allocated our earnings for basic and diluted EPS and EPU between common shares and units and unvested shares and units; the portion of earnings allocated to the unvested shares and units is reflected as "earnings allocated to unvested shares" or "earnings allocated to unvested units" in the reconciliation below.

The following potentially issuable shares were excluded from the diluted EPS and EPU calculations because their impact is anti-dilutive:

- exercise of 1,190 stock options in both 2025 and 2024 and 1,829 stock options in 2023,
- shares issuable upon the assumed redemption of outstanding downREIT operating partnership units for 2024, and 2023
- 5.417% Series 1 Cumulative Convertible Preferred Shares and units for 2025, 2024, and 2023, and
- the issuance of 1.2 million shares and units issuable under common share forward sales agreements in 2024.

Potentially issuable shares and units in exchange for the 3.25% Exchangeable Senior Notes due 2029 for both 2025 and 2024, did not have a dilutive effect on the diluted EPS and EPU calculations.

Additionally, 7,204 unvested restricted stock shares and units are included in the diluted EPS and EPU calculations for 2024, as certain market based performance criteria in the award was achieved as of December 31, 2024.

Federal Realty Investment Trust Earnings per Share

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share data)		
NUMERATOR			
Net income	$ 423,648	$ 304,334	$ 247,217
Less: Preferred share dividends	(8,032)	(8,032)	(8,032)
Less: Income from operations attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
Less: Earnings allocated to unvested shares	(1,342)	(1,283)	(1,286)
Net income available for common shareholders, basic	401,703	285,893	227,667
Add: Income attributable to downREIT operating partnership units	2,455	—	—
Net income available for common shareholders, diluted	$ 404,158	$ 285,893	$ 227,667
DENOMINATOR			
Weighted average common shares outstanding—basic	85,852	83,559	81,313
Effect of dilutive securities:			
Unvested performance shares	—	7	—
DownREIT operating partnership units	553	—	—
Weighted average common shares outstanding—diluted	86,405	83,566	81,313
EARNINGS PER COMMON SHARE, BASIC AND DILUTED			
Net income available for common shareholders	$ 4.68	$ 3.42	$ 2.80

Federal Realty OP LP Earnings per Unit

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per unit data)		
NUMERATOR			
Net income	$ 423,648	$ 304,334	$ 247,217
Less: Preferred unit distributions	(8,032)	(8,032)	(8,032)
Less: Income from operations attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
Less: Earnings allocated to unvested units	(1,342)	(1,283)	(1,286)
Net income available for common unit holders, basic	401,703	285,893	227,667
Add: Income attributable to downREIT operating partnership units	2,455	—	—
Net income available for common unit holders, diluted	$ 404,158	$ 285,893	$ 227,667
DENOMINATOR			
Weighted average common units outstanding—basic	85,852	83,559	81,313
Effect of dilutive securities:			
Unvested performance units	—	7	—
DownREIT operating partnership units	553	—	—
Weighted average common units outstanding—diluted	86,405	83,566	81,313
EARNINGS PER COMMON UNIT, BASIC AND DILUTED			
Net income available for common unit holders	$ 4.68	$ 3.42	$ 2.80

NOTE 15—SUBSEQUENT EVENT

On January 6, 2026, we purchased the fee interest under one of our ground leases at Bethesda Row for $2.5 million.

On February 5, 2026, we sold a residential building at our Santana Row property and our Courthouse Center property for sales prices totaling $158.5 million.

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
29TH PLACE (Virginia)		$ 10,211	$ 18,863	$ 11,994	$ 10,182	$ 30,886	$ 41,068	$ 19,777	1975 - 2001	5/30/2007	(1)
ANDORRA (Pennsylvania)		2,432	12,346	39,127	2,432	51,473	53,905	22,032	1953	1/12/1988	(1)
ANNAPOLIS TOWN CENTER (Maryland)		26,755	150,546	128	26,755	150,674	177,429	1,702	2007-2010	10/10/2025	(1)
ASSEMBLY ROW/ASSEMBLY SQUARE MARKETPLACE (Massachusetts)		93,252	34,196	1,024,008	69,421	1,082,035	1,151,456	227,346	2005, 2012-2023	2005-2013	(1)
AZALEA (California)	54,465	40,219	67,117	1,684	40,219	68,801	109,020	19,557	2014	8/2/2017	(1)
BALA CYNWYD ON CITY AVENUE (Pennsylvania)		3,565	14,466	115,264	3,435	129,860	133,295	30,108	1955/2020/2025	9/22/1993	(1)
BARCROFT PLAZA (Virginia)		12,617	29,603	10,128	12,617	39,731	52,348	13,536	1963, 1972, 1990, & 2000	1/13/16 & 11/7/16	(1)
BARRACKS ROAD (Virginia)		4,363	16,459	57,744	4,356	74,210	78,566	55,698	1958	12/31/1985	(1)
BELL GARDENS (California)	10,864	24,406	85,947	10,094	24,406	96,041	120,447	36,107	1990, 2003, 2006	8/2/17 & 11/29/18	(1)
BETHESDA ROW (Maryland)	199,735	46,579	35,406	193,640	44,382	231,243	275,625	126,029	1945-2008	12/31/93, 6/2/97, 1/20/06, 9/25/08, 9/30/08, & 12/27/10	(1)
BIRCH & BROAD (Virginia)		1,798	1,270	23,197	1,819	24,446	26,265	13,995	1960/1962	9/30/67 & 10/05/72	(1)
BRICK PLAZA (New Jersey)		—	24,715	80,531	4,385	100,861	105,246	71,923	1958	12/28/1989	(1)
BROOK 35 (New Jersey)	11,428	7,128	38,355	9,365	7,128	47,720	54,848	16,986	1986/2004	1/1/2014	(1)
CAMELBACK COLONNADE (Arizona)		52,658	126,646	6,134	52,658	132,780	185,438	20,592	1977/2019	6/14/2021	(1)
CAMPUS PLAZA (Massachusetts)		16,710	13,412	1,989	16,710	15,401	32,111	5,397	1970	1/13/2016	(1)
CHELSEA COMMONS (Massachusetts)	3,002	8,689	19,466	12,918	8,669	32,404	41,073	13,331	1962/1969/2008	8/25/06, 1/30/07, & 7/16/08	(1)
CHESTERBROOK (Virginia)		13,042	24,725	13,479	13,042	38,204	51,246	5,570	1967/1991	4/30/21	(1)

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
COCOWALK (Florida)		32,513	71,536	102,416	48,943	157,522	206,465	40,751	1990/1994, 1922-1973, 2018-2021	5/4/15, 7/1/15, 12/16/15, 7/26/16, 6/30/17, & 8/10/17	(1)
COLORADO BLVD (California)		2,415	3,964	7,723	2,415	11,687	14,102	10,866	1905-1988	8/14/98	(1)
CONGRESSIONAL PLAZA (Maryland)		2,793	7,424	99,450	2,793	106,874	109,667	73,768	1965/2003/2016	4/1/1965	(1)
COURTHOUSE CENTER (Maryland)		1,750	1,869	4,024	1,750	5,893	7,643	4,504	1975	12/17/1997	(1)
CROSSROADS (Illinois)		4,635	11,611	21,881	4,635	33,492	38,127	27,419	1959	7/19/1993	(1)
CROW CANYON COMMONS (California)		27,245	54,575	12,624	27,245	67,199	94,444	39,542	Late 1970's/ 1998/2006	12/29/05 & 2/28/07	(1)
DARIEN COMMONS (Connecticut)		30,368	19,523	104,899	30,368	124,422	154,790	15,521	1920-2009/ 2022-2023	4/3/13 & 7/20/18	(1)
DEDHAM PLAZA (Massachusetts)		16,354	13,413	24,638	16,354	38,051	54,405	23,901	1959	12/31/93, 12/14/16, 1/29/19, & 3/12/19	(1)
DEL MAR VILLAGE (Florida)		15,624	41,712	19,151	15,587	60,900	76,487	36,090	1982/1994/ 2007	5/30/08, 7/11/08, & 10/14/14	(1)
DEL MONTE SHOPPING CENTER (California)		39,612	89,949	723	39,612	90,672	130,284	3,905	1968, 1976, 1984, 2004	2/25/2025	(1)
EAST BAY BRIDGE (California)		29,069	138,035	12,156	29,069	150,191	179,260	64,493	1994-2001, 2011/2012	12/21/2012	(1)
ELLISBURG (New Jersey)		4,028	11,309	24,630	4,013	35,954	39,967	25,951	1959	10/16/1992	(1)
ESCONDIDO PROMENADE (California)		29,281	105,736	791	29,281	106,527	135,808	15,508	1987	5/26/2023	(1)
FAIRFAX JUNCTION (Virgina)		16,768	23,825	6,246	16,768	30,071	46,839	7,960	1981/1986/ 2000	2/8/19 & 1/10/20	(1)
FEDERAL PLAZA (Maryland)		10,216	17,895	47,132	10,216	65,027	75,243	57,602	1970	6/29/1989	(1)
FINLEY SQUARE (Illinois)		9,252	9,544	23,237	9,252	32,781	42,033	22,553	1974	4/27/1995	(1)
FLOURTOWN (Pennsylvania)		1,345	3,943	14,713	1,507	18,494	20,001	9,477	1957	4/25/1980	(1)
FOURTH STREET (California)		13,978	9,909	4,226	13,978	14,135	28,113	5,908	1948,1975	5/19/2017	(1)

F-42

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP

SCHEDULE III

SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2025

(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
FREEDOM PLAZA (California)		—	3,255	40,780	—	44,035	44,035	6,809	2018-2020	6/15/2018	(1)
FRESH MEADOWS (New York)		24,625	25,255	49,772	24,633	75,019	99,652	55,923	1946-1949	12/5/1997	(1)
FRIENDSHIP CENTER (District of Columbia)		12,696	20,803	6,341	12,696	27,144	39,840	15,132	1998	9/21/2001	(1)
GAITHERSBURG SQUARE (Maryland)		7,701	5,271	26,745	5,973	33,744	39,717	24,032	1966	4/22/1993	(1)
GARDEN MARKET (Illinois)		2,677	4,829	9,909	2,677	14,738	17,415	11,584	1958	7/28/1994	(1)
GEORGETOWNE SHOPPING CENTER (New York)		32,202	49,586	6,447	32,202	56,033	88,235	11,813	1969/2006/2015	11/15/19	(1)
GOVERNOR PLAZA (Maryland)		2,068	4,905	28,793	2,068	33,698	35,766	25,388	1963	10/1/1985	(1)
GRAHAM PARK PLAZA (Virginia)		642	7,629	20,154	653	27,772	28,425	21,031	1971	7/21/1983	(1)
GRATIOT PLAZA (Michigan)		525	1,601	19,588	525	21,189	21,714	17,254	1964	3/29/1973	(1)
GREENLAWN PLAZA (New York)		10,590	20,869	3,411	10,946	23,924	34,870	8,194	1975/2004	1/13/2016	(1)
GREENWICH AVENUE (Connecticut)		7,484	5,445	10,819	7,484	16,264	23,748	8,836	1968	4/12/1995	(1)
GROSSMONT CENTER (California)		125,434	50,311	3,659	125,434	53,970	179,404	13,197	1961, 1963, 1982-1983, 2002	6/1/2021	(1)
HASTINGS RANCH PLAZA (California)		2,257	22,393	1,347	2,257	23,740	25,997	7,080	1958, 1984, 2006, 2007	2/1/2017	(1)
HAUPPAUGE (New York)		8,791	15,262	18,688	8,518	34,223	42,741	19,752	1963	8/6/1998	(1)
HOBOKEN (New Jersey)	73,913	56,866	167,835	11,414	56,872	179,243	236,115	32,680	1887-2006	9/18/19, 11/26/19, 12/19/19, 2/12/20, & 11/18/22	(1)
HUNTINGTON (New York)		12,194	16,008	85,745	12,294	101,653	113,947	26,158	1962/2022-2024	12/12/88, 10/26/07, & 11/24/15 8/16/2010	(1)
HUNTINGTON SQUARE (New York)		12,023	33,509	6,378	12,534	39,376	51,910	10,227	1980/2004-2007/2019	1/31/2023	(1)
IDYLWOOD PLAZA (Virginia)		4,308	10,026	5,832	4,308	15,858	20,166	11,587	1991	4/15/1994	(1)
KINGSTOWNE TOWNE CENTER (Virginia)		72,234	137,466	2,721	72,234	140,187	212,421	18,379	1996/2001/2006	4/20/22 & 7/27/22	(1)
LANCASTER (Pennsylvania)		—	2,103	6,602	432	8,273	8,705	6,949	1958	4/24/1980	(1)

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
LANGHORNE SQUARE (Pennsylvania)		720	2,974	21,091	720	24,065	24,785	19,774	1966	1/31/1985	(1)
LAUREL (Maryland)		7,458	22,525	32,386	7,551	54,818	62,369	48,584	1956	8/15/1986	(1)
LAWRENCE PARK (Pennsylvania)		6,150	8,491	51,692	6,161	60,172	66,333	30,704	1972	7/23/1980 & 4/3/17	(1)
LINDEN SQUARE (Massachusetts)		79,382	19,247	61,693	79,346	80,976	160,322	42,199	1960-2008	8/24/2006	(1)
MELVILLE MALL (New York)		35,622	32,882	40,409	35,522	73,391	108,913	33,580	1974	10/16/2006	(1)
MERCER ON ONE (New Jersey)		19,152	44,384	63,215	19,102	107,649	126,751	51,570	1975	10/14/03, 1/31/17, & 10/12/2023	(1)
MONTROSE CROSSING (Maryland)		48,624	91,819	31,660	48,624	123,479	172,103	56,463	1960s, 1970s, 1996 & 2011	12/27/11 & 12/19/13	(1)
MOUNT VERNON/SOUTH VALLEY/7770 RICHMOND HWY. (Virginia)		15,769	33,501	50,112	15,851	83,531	99,382	56,892	1966/1972/ 1987/2001	3/31/03, 3/21/03, 1/27/06 & 1/4/21	(1)
NORTH DARTMOUTH (Massachusetts)		9,366	—	(7,422)	1,941	3	1,944	2	2004	8/24/2006	(1)
NORTHEAST (Pennsylvania)		938	8,779	26,660	939	35,438	36,377	25,884	1959	8/30/1983	(1)
OLD KEENE MILL (Virginia)		638	998	18,575	638	19,573	20,211	9,356	1968	6/15/1976	(1)
OLD TOWN CENTER (California)		3,420	2,765	38,276	3,420	41,041	44,461	28,992	1962, 1997-1998	10/22/1997	(1)
OLIVO AT MISSION HILLS (California)		15,048	46,732	21,127	15,048	67,859	82,907	14,545	2017-2018	8/2/2017	(1)
PERRING PLAZA (Maryland)		2,800	6,461	34,168	2,800	40,629	43,429	25,185	1963	10/1/1985	(1)
PIKE & ROSE (Maryland)		27,102	10,335	762,658	32,890	767,205	800,095	142,373	1963, 2012-2025	5/18/82, 10/26/07, & 7/31/12	(1)
PIKE 7 PLAZA (Virginia)		14,970	22,799	19,278	14,914	42,133	57,047	25,930	1968	3/31/97 & 7/8/15	(1)
PINOLE VISTA CROSSING (California)		25,218	33,286	(12)	25,218	33,274	58,492	2,472	1995, 2015	7/31/2024	(1)
PLAZA DEL MERCADO (Maryland)		10,305	21,553	15,363	10,305	36,916	47,221	14,253	1969	1/13/2016	(1)
PLAZA DEL SOL (California)		5,605	12,331	31	5,605	12,362	17,967	3,342	2009	8/2/2017	(1)

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
PLAZA EL SEGUNDO/THE POINT (California)	124,891	62,127	153,556	95,586	64,463	246,806	311,269	100,720	2006/2007/ 2016	12/30/11, 6/14/13, 7/26/13, & 12/27/13	(1)
PROVIDENCE PLACE (formerly Pan Am) (Virginia)		8,694	12,929	16,232	8,695	29,160	37,855	19,947	1979	2/5/1993	(1)
QUEEN ANNE PLAZA (Massachusetts)		3,319	8,457	8,127	3,319	16,584	19,903	13,353	1967	12/23/1994	(1)
QUINCE ORCHARD (Maryland)		3,197	7,949	30,656	2,992	38,810	41,802	30,992	1975	4/22/1993	(1)
RIVERPOINT CENTER (Illinois)		15,422	104,572	3,086	15,422	107,658	123,080	29,406	1989, 2012	3/31/2017	(1)
SAN ANTONIO CENTER (California)		26,400	18,462	7,556	26,400	26,018	52,418	9,608	1958, 1964-1965, 1974-1975, 1995-1997	1/9/2015, 9/13/19	(1)
SANTANA ROW (California)		65,930	7,502	1,315,096	56,840	1,331,688	1,388,528	364,278	1999-2006, 2009, 2014, 2016-2025	3/5/97, 7/13/12, 9/6/12, 4/30/13 & 9/23/13	(1)
SHOPS AT PEMBROKE GARDENS (Florida)		39,506	141,356	9,884	39,506	151,240	190,746	18,812	2007	7/27/2022	(1)
SYLMAR TOWNE CENTER (California)	—	18,522	24,637	5,827	18,522	30,464	48,986	7,371	1973	8/2/2017	(1)
THE AVENUE AT WHITE MARSH (Maryland)		20,682	72,432	45,091	20,685	117,520	138,205	63,192	1997	3/8/2007	(1)
THE GROVE AT SHREWSBURY (New Jersey)	43,461	18,016	103,115	17,490	18,021	120,600	138,621	43,997	1988/1993/ 2007	1/1/2014 & 10/6/14	(1)
THE SHOPPES AT NOTTINGHAM SQUARE (Maryland)		4,441	12,849	2,366	4,441	15,215	19,656	8,861	2005 - 2006	3/8/2007	(1)
THE SHOPS AT HILTON VILLAGE (Arizona)		—	85,431	2,833	—	88,264	88,264	12,205	1982/1989	6/14/21 & 7/18/22	(1)
TOWER SHOPPING CENTER (Virginia)		7,170	10,518	12,513	7,292	22,909	30,201	13,394	1953-1960	8/24/1998	(1)
TOWER SHOPS (Florida)		29,940	43,390	33,048	29,962	76,416	106,378	35,535	1989, 2017	1/19/11 & 6/13/14	(1)
TOWN CENTER CROSSING/ TOWN CENTER PLAZA (Kansas)		31,361	232,083	1,440	31,361	233,523	264,884	4,545	1995, 2005-2008, 2014, 2015	7/1/2025	(1)

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions	Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
TROY HILLS (New Jersey)	$	3,126	5,193	29,144	5,865	31,598	37,463	22,720	1966	7/23/1980	(1)
TWINBROOKE CENTRE (Virginia)		16,484	18,898	8,369	16,484	27,267	43,751	3,336	1977	9/2/2021	(1)
TYSON'S STATION (Virginia)		388	453	5,977	493	6,325	6,818	4,579	1954	1/17/1978	(1)
VILLAGE AT SHIRLINGTON (Virginia)		9,761	14,808	53,893	6,323	72,139	78,462	43,234	1940, 2006-2009	12/21/1995	(1)
VILLAGE POINTE (Nebraska)		23,250	121,993	3	23,250	121,996	145,246	472	2004	11/24/2025	(1)
VIRGINIA GATEWAY (Virginia)		93,767	114,609	2,609	93,767	117,218	210,985	7,475	1999, 2006-2008, 2013-2016	5/31/2024	(1)
WESTGATE CENTER (California)		6,319	107,284	50,830	6,319	158,114	164,433	92,926	1960-1966	3/31/2004	(1)
WESTPOST (Virginia)		—	2,955	117,907	—	120,862	120,862	72,502	1999 - 2002	1998 & 11/22/10	(1)
WHITE MARSH PLAZA (Maryland)		3,478	21,413	2,294	3,514	23,671	27,185	14,075	1987	3/8/2007	(1)
WHITE MARSH OTHER (Maryland)		23,703	—	125	23,703	125	23,828	59	1985	3/8/2007	(1)
WILDWOOD (Maryland)		9,111	1,061	18,221	9,111	19,282	28,393	12,440	1958	5/5/1969	(1)
WILLOW GROVE (Pennsylvania)		1,499	6,643	46,993	1,499	53,636	55,135	25,550	1953	11/20/1984	(1)
WILLOW LAWN (Virginia)		3,192	7,723	98,231	8,211	100,935	109,146	76,657	1957	12/5/1983	(1)
WYNNEWOOD (Pennsylvania)		8,055	13,759	26,589	8,055	40,348	48,403	30,130	1948	10/29/1996	(1)
TOTALS	$ 521,759	$ 1,932,134	$ 3,851,563	$ 5,856,205	$ 1,922,252	$ 9,717,650	$11,639,902	$ 3,351,881			

(1) Depreciation of building and improvements is calculated based on useful lives ranging from the life of the lease to 50 years.

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
Three Years Ended December 31, 2025
Reconciliation of Total Cost
(in thousands)

Balance, December 31, 2022	$ 10,104,499
Additions during period	
Improvements	287,286
Reconsolidation of VIE	135,017
Acquisitions	74,723
Deduction during period—dispositions and retirements of property	(55,338)
Balance, December 31, 2023	10,546,187
Additions during period	
Acquisitions	266,877
Improvements	249,043
Deduction during period—dispositions and retirements of property	(158,394)
Balance, December 31, 2024	10,903,713
Additions during period	
Acquisitions	715,549
Improvements	300,724
Deduction during period	
Dispositions and retirements of property	(272,659)
Impairment of property	(7,425)
Balance, December 31, 2025 (1)	$ 11,639,902

---

(1) For Federal tax purposes, the aggregate cost basis is approximately $10.2 billion as of December 31, 2025.

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
Three Years Ended December 31, 2025
Reconciliation of Accumulated Depreciation and Amortization
(In thousands)

Balance, December 31, 2022	$ 2,715,817
Additions during period	
Depreciation and amortization expense	282,896
Reconsolidation of VIE	2,869
Deductions during period -dispositions and retirements of property	(38,063)
Balance, December 31, 2023	2,963,519
Additions during period-depreciation and amortization expense	302,635
Deductions during period -dispositions and retirements of property	(113,355)
Balance, December 31, 2024	3,152,799
Depreciation and amortization expense	319,819
Deductions during period -dispositions and retirements of property	(120,737)
Balance, December 31, 2025	$ 3,351,881

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
Year Ended December 31, 2025

(Dollars in thousands)

Column A	Column B	Column C	Column D	Column E		Column F	Column G	Column H
								Principal Amount of Loans Subject to delinquent Principal or Interest
Description of Lien	**Interest Rate**	**Maturity Date**	**Periodic Payment Terms**	**Prior Liens**		**Face Amount of Mortgages**	**Carrying Amount of Mortgages(1)**	
Second mortgage on a retail shopping center in Rockville, MD (2)	11.5%	February 2026	Interest only monthly; balloon payment due at maturity	$58,750	(3)	$ 5,075	$ 4,591	$ —
Second mortgage on a retail shopping center in Rockville, MD (2)	10.75%	February 2026	Interest only monthly; balloon payment due at maturity	58,750	(3)	4,500	4,500	—
Second mortgage on a retail shopping center in Baltimore, MD	7.0%	October 2031	Principal and interest monthly; balloon payment due at maturity	4,990	(4)	399	—	—
				$63,740		$ 9,974	$ 9,091	$ —

---

(1) The amounts are net of any expected losses in accordance with ASU 2016-13. See note 2 to the consolidated financial statements. For Federal tax purposes, the aggregate tax basis is approximately $10.0 million as of December 31, 2025.

(2) The borrower on the noted mortgage notes receivable is in default. However, we believe the fair value of the property supports the $9.1 million carrying value of our notes.

(3) These mortgages are both subordinate to a first mortgage of $58.8 million in total. We do not hold the first mortgage loan on this property. Accordingly, the amount of the prior lien at December 31, 2025 is estimated.

(4) This mortgage is subordinate to a first mortgage of $5.0 million. We do not hold the first mortgage loan on this property. Accordingly, the amount of the prior lien at December 31, 2025 is estimated.

FEDERAL REALTY INVESTMENT TRUST AND FEDERAL REALTY OP LP
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE - CONTINUED
Three Years Ended December 31, 2025
Reconciliation of Carrying Amount
(In thousands)

Balance, December 31, 2022	$	9,456
Deductions during period:		
Valuation adjustments		(213)
Collection and satisfaction of loans		(47)
Balance, December 31, 2023		9,196
Deductions during period:		
Collection and satisfaction of loans		(50)
Valuation adjustments		(2)
Balance, December 31, 2024		9,144
Deductions during period:		
Collection and satisfaction of loans		(54)
Valuation adjustments		1
Balance, December 31, 2025	$	9,091

2026

Annual Meeting Notice

And Proxy Statement



FEDERAL 1962

Letter to Our Shareholders

March 27, 2026

To our Shareholders:

On behalf of the Board of Trustees and the entire Federal team, we invite you to join us for the 2026 Annual Meeting of Shareholders to be held virtually beginning at 9:00 a.m. eastern time on May 6, 2026. This proxy statement includes important information about how you can join and ask questions at the meeting and about the matters that will be voted on at the meeting.

Federal's performance in 2025 was marked by a near record level of leasing activity demonstrating continued demand for our retail space and by a record level of new property acquisitions in existing markets as well as new markets that share the same key market characteristics. The strength of these activities combined with the ability to sell assets and realize the significant value that had been created over time allowed us to deliver record levels of revenue, net income and funds from operations for common shareholders in 2025. All parts of our business are working together to position us to be able to deliver strong results for years to come.

Our strong performance would not have been possible without the extraordinary efforts of our Board and each and every one of our employees. We are extremely proud of the work this team has accomplished.

Thank you for your continued support of Federal and we look forward to your participation in this year's annual meeting.

David W. Faeder
Non-Executive Chairman of the Board

Donald C. Wood
Chief Executive Officer

Notice of Annual Meeting of Shareholders

ANNUAL MEETING PROPOSALS

			Board Voting Recommendation
Proposal 1	Election of 8 trustees for 1 year terms	✓	FOR each nominee
Proposal 2	Non-binding advisory vote on 2025 executive compensation	✓	FOR
Proposal 3	Ratification of Grant Thornton, LLC as our independent registered public accounting firm	✓	FOR

Other business will be transacted as may properly come before the 2026 annual meeting of shareholders ("Annual Meeting").

2026 ANNUAL MEETING INFORMATION



Date and Time	Location	Record Date
Wednesday, May 6, 2026 9:00 a.m., Eastern Time	Virtual Meeting https://edge.media-server.com/mmc/p/h5ru67ve	March 16, 2026

Only holders of record of our common shares of beneficial interest, $.01 par value per share, at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting. References to "Common Shares", "Shares", "common shares" and "shares" in this proxy statement refer to our common shares of beneficial interest, $.01 par value per share.

Proxy Voting:

Whether or not you plan to attend the Annual Meeting and vote your Shares at the Annual Meeting, we urge you to vote your Shares as instructed in the proxy statement. If you received a copy of the proxy card by mail, you may sign, date and mail the proxy card in the postage-paid envelope provided. If your Shares are held by a broker, bank or other nominee, please follow the instructions you receive from your broker, bank or other nominee to have your Shares voted. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

By Order of the Board of Trustees,

Dawn M. Becker
Executive Vice President
Chief Legal Officer And Secretary

March 27, 2026

> **Important Notice Regarding Internet Availability of Proxy Materials**
>
> The proxy statement and annual report to shareholders, including our annual report on Form 10-K for the year ended December 31, 2025, are available at *www.federalrealty.com*. References in this proxy statement to our website are provided for your convenience only and the content on our website does not constitute part of this proxy statement.

Table of Contents

Company Information

Following is basic information about the Company and summary highlights of information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. References to "we," "us," "our," "Federal" and the "Company" in this proxy statement refer to Federal Realty Investment Trust together with its subsidiaries, unless the context requires otherwise. References to the "Board" or "board" refer to our Board of Trustees, and references to "Trustees" and "trustees" refer to the members of our Board.

Federal Realty Investment Trust is an S&P 500 company headquartered in North Bethesda, Maryland that specializes in the ownership, management, and redevelopment of high quality retail and mixed-use properties located primarily in major coastal markets and select underserved markets that we believe have strong economic and demographic fundamentals.

Company Information	Our Properties*	Our Employees*
Established in 1962 Member of the S&P 500	104 Properties ≈29M SF of commercial space ≈2,700 residential units	329 full-time employees 6 primary offices Average tenure of more than 9 years

* Information as of December 31, 2025.

➤ **HIGHLIGHTS OF 2025 COMPANY PERFORMANCE**

Key business and financial achievements for 2025, in addition to net income available for common shareholders of $4.68 per diluted share, included:

	NAREIT FFO Per Share Growth	NAREIT FFO per diluted share** of $7.22 representing growth of 6.6% over 2024 driven by record levels of total revenue, positive impacts from capital investment, and overall continued strength in the broader retail real estate market
	Strong Leasing Activity	Signed new and renewal comparable space leases covering more than 2.3 million square feet of space and approximately $88.9 million of year 1 revenue
	Productive Capital Investments	Investments in new acquisitions such as Del Monte Shopping Center, Town Center Plaza and Town Center Crossing, Annapolis Town Center and Village Pointe producing year over year growth and positioning the company for continued growth
	58th Year of Dividend Increases	Raised the dividend on our common shares for the 58th consecutive year, a record in the REIT industry, representing a compound annual growth rate of approximately 6.5% over that 58-year period
	Sustainability	Achieved ≈ 35% decrease in Scope 1 and 2 GHG emissions through 2024 versus 2019 baseline in alignment with our 2030 GHG reduction target set in accordance with the Science-Based Target initiative

** NAREIT FFO per diluted share ("NAREIT FFO per share") is a non-GAAP financial measure that we consider significant in our business. See Appendix A for a reconciliation of NAREIT FFO per share to net income.

➢ CORPORATE VALUES

Our four core values drive the behaviors, actions and decisions we make towards achieving our business objectives and promote a unified approach to our individual jobs. We strive to achieve **Excellence** in all that we do as we operate, develop and redevelop properties to serve the needs of the local communities. **Innovation** is key to introducing new ways of conducting our business to continue to meet the evolving economic, environmental and social challenges the real estate industry must address both in the short- and long-term. We hold ourselves **Accountable** for our work and our results and always act with the highest level of **Integrity** in our dealings with our shareholders, our employees, our tenants, our business partners and our community partners. Living these values underpins our ability to successfully deliver results for all stakeholders.

➢ OUR BOARD

We have eight (8) trustees serving on our Board, all of whom are independent except for Mr. Wood who serves as our CEO. Each of these individuals has been nominated to stand for election at the 2026 annual shareholder meeting.

Name and Principal Occupation	Age	Trustee Since	Independent	Committee Memberships		
				AC	CC	NC
David W. Faeder± Managing Partner/Fountain Square Properties and Managing Member/Kensington Senior Living	69	2003	Yes	✓$		✓
Joseph. D. Fisher President, Chief Financial Officer/Public Storage	46	2026	Yes	✓$	✓	
Elizabeth I. Holland Chief Executive Officer/Abbell Credit Corporation and Abbell Associates, LLC	60	2017	Yes	✓	C	
Nicole Y. Lamb-Hale Vice President, Chief Administrative Officer and Corporate Secretary/Cummins Inc.	59	2020	Yes		✓	✓
Thomas A. McEachin Former Chief Financial Officer/Covidien Surgical Solutions	73	2022	Yes		✓	✓
Anthony P. Nader, III Managing Director/SWaN & Legend Partners	62	2020	Yes	✓$		C
Gail P. Steinel Owner/Executive Advisors	69	2006	Yes	C$	✓	
Donald C. Wood Chief Executive Officer/Federal Realty Investment Trust	65	2003	No			

Legend:
AC-Audit Committee; CC-Compensation and Human Capital Management Committee; NC-Nominating and Corporate Governance Committee

- ± Indicates Chairman of the Board
- C Indicates Committee Chair
- $ Indicates Audit Committee Financial Expert

> **SUSTAINABILITY SNAPSHOT**

Our sustainability initiatives are directly tied to supporting our business objective of using our real estate to create long-term value for all of our constituencies, including our shareholders. We have focused our efforts around the five areas that we believe are most impactful to supporting our business objectives.

Advance Decarbonization* Manage potential financial exposure of transitioning real estate assets to a low carbon economy by decarbonizing our portfolio	✓ Science Based Target to reduce Scope 1&2 emissions by 46% by 2030 (2019 baseline) ✓ ≈35% Scope 1&2 GHG emissions reduction from 2019 through 2024 ✓ More than 5 million square feet of LEED certified buildings built or in process ✓ 51% of electric consumption in 2024 provided by zero carbon sources ✓ 15.3 MW solar power generating capacity in solar arrays at 28 properties
Strengthen Resiliency* Minimize financial impact to our real estate assets from increased frequency and severity of weather events and depletion of natural resources	✓ Climate change scenario analysis using RCP 8.5 showing minimal financial risk over short-, medium- and long-term ✓ Management of water usage through technology and landscaping choices ✓ Focus on increasing waste diverted to recycling ✓ Physical risk exposures incorporated into property level capital planning and investment decisions
Connect Communities* Foster loyalty and connection to communities around our properties to drive long-term property and community success	✓ Local cultural programming and events at properties ✓ Support local philanthropic initiatives and tenants ✓ Feature work of local artists in art installations at our properties ✓ Significant contributions to tax base of communities
Empower Teams* Attract, develop and retain the best talent with diverse perspectives to best position us to deliver strong long-term results	✓ Competitive pay and benefits ✓ Average tenure of 9.4 years ✓ Pay equity analysis shows no pay anomalies based on race or gender ✓ Women represented 54% of our workforce in 2025 ✓ Minorities represented 48% of all new hires in 2025 ✓ Comprehensive health and wellness programs through our Be Well at Federal program

Govern Responsibly* Implement and maintain a framework of controls to grow portfolio value while managing risk	✓ Annual election of all trustees ✓ Independent Non-Executive Chairman ✓ Majority voting and proxy access for trustee elections ✓ Prohibition on hedging and pledging our shares combined with clawback policy and equity hold requirements ✓ Maintain a policy addressing the use of artificial intelligence

* All information provided is as of December 31, 2025 unless otherwise indicated.

More information about our sustainability initiatives can be found in our 2024 Sustainability Report which is available under the Sustainability tab on our website and can be accessed by using this link **frt-2024-sustainability-report.pdf.** The report provides additional, detailed information in alignment with the frameworks established by the Global Reporting Initiative, Task Force for Climate Related Financial Disclosures and Sustainability Accounting Standards Board.

Our overall efforts on these 5 initiatives have earned us an AA rating from MSCI ESG ratings, best workplaces awards for our corporate headquarters and regional offices in San Jose, Northern Virginia and Philadelphia and wellness awards from the American Heart Association and Aetna.

Governing the Company

➢ **GOVERNANCE DOCUMENTS**

The Board is responsible for providing governance and oversight of the strategy, operations and management of the Company and has delegated to our senior management the authority to manage the day-to-day operations of the Company. The Board has adopted the following policies:

- Corporate Governance Guidelines
- Code of Business Conduct
- Code of Ethics for our Senior Financial Officers

These documents are reviewed periodically and revised when needed to reflect changing regulatory and governmental requirements and best practices. Complete copies of these documents are available in the Investor/ Corporate Governance section of our website at *www.federalrealty.com*. Printed copies of these documents are available upon written request to our Investor Relations department at 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852.

➢ GOVERNANCE POLICIES AND PROCEDURES

Our commitment to good governance is an integral part of our business. Highlights of our corporate governance practices include:

✓ Annual election of Trustees and annual Board and Trustee evaluations	✓ Independent non-executive chairman since 2003	✓ Board oversight of sustainability, cyber security, data protection, artificial intelligence practices and human resources
✓ Prohibition on Trustees serving on excessive numbers of other boards	✓ Majority voting in uncontested elections	✓ Proxy access for all shareholders
✓ Prohibition on Trustees and management hedging and pledging our shares	✓ Shareholder approval required to classify our Board	✓ Robust share ownership guidelines in place for Trustees and senior management

➢ BOARD LEADERSHIP

Our Board has been led by an independent, Non-Executive Chairman for more than 20 years. Mr. Faeder has filled that role since May 2021. The Board determined and continues to believe that separating the roles of Board chairman and CEO is the most effective way to govern the Company. The separation allows our Chairman to focus on Board administration, to facilitate communication among Trustees and to serve as a liaison to our CEO while allowing our chief executive to focus on the day-to-day management and implementation of long-term strategy of the Company.

➢ BOARD AND COMMITTEE MEETINGS

The Board met five (5) times in 2025 and our trustees collectively attended 99% of all of the meetings of the Board and the committees on which they serve. Our policy is for all trustees to attend all meetings of each of the Board's standing committees to ensure that each Trustee is fully informed on all issues facing the Company and has the opportunity to participate in discussions surrounding those issues. Only trustees who are members of the specific committee are entitled to vote on matters presented to that committee. At each quarterly meeting, the Trustees met in executive session with all Trustees and then with just non-management Trustees, all of whom are independent. All Trustees are also expected to attend our annual shareholder meeting and all Trustees attended the 2025 annual shareholder meeting.

100%
Attendance at the annual shareholder meeting

99%
Attendance by all Trustees of total Board meetings and meetings of Committees on which they serve

➢ BOARD COMMITTEES

The Board has three standing committees – the Audit Committee, the Compensation and Human Capital Management Committee ("Compensation Committee") and the Nominating and Corporate Governance Committee ("Nominating Committee"). Each committee operates under a written charter that is available in the Investors/Corporate Governance section of our website at *www.federalrealty.com*. Each committee consists entirely of independent, non-employee trustees.

AUDIT COMMITTEE



Members
Gail P. Steinel (Chair)*
David W. Faeder*
Joseph D. Fisher*†
Elizabeth I. Holland
Anthony P. Nader, III*

Number of Meetings in 2025: 4

* Audit committee financial expert as defined by the SEC.
† Effective January 1, 2026

The Audit Committee's responsibilities include:

✓ Select and oversee our independent auditor

✓ Oversee our financial reporting including reviewing results with management and independent auditors

✓ Oversee internal audit function

✓ Oversee adequacy and integrity of financial statements, financial reporting and disclosures

✓ Oversee financial risks and risks related to cybersecurity, data security, artificial intelligence and information protection

✓ Review and approve any related party transactions requiring disclosure

Additional information on the Audit Committee is included in "Proposal 3: Ratification of Independent Registered Public Accounting Firm" and the Audit Committee Report.

COMPENSATION COMMITTEE



Members
Elizabeth I. Holland (Chair)
Joseph D. Fisher†
Nicole Y. Lamb-Hale
Thomas A. McEachin
Gail P. Steinel

Number of Meetings in 2025: 2

† Effective January 1, 2026

The Compensation Committee's responsibilities include:

✓ Evaluate performance of our CEO and recommend annual compensation and benefits for our CEO

✓ Review and approve compensation and benefits for our senior officers, including our NEOs

✓ Administer certain other benefit plans of the Company

✓ Review and approve employment related agreements for senior officers, including our NEOs

✓ Administer and make equity awards under our long-term plan

✓ Oversee key strategies and human resource policies and practices for all employees

The Compensation Committee report is included below and more detail on the work of the Compensation Committee is included in the "Compensation Discussion and Analysis".

NOMINATING COMMITTEE



Members

Anthony P. Nader, III (Chair)
David W. Faeder
Nicole Y. Lamb-Hale
Thomas A. McEachin

Number of Meetings in 2025: 2

The Nominating Committee's responsibilities include:

✓ Identify and recommend individuals to stand for election to the Board

✓ Develop and oversee corporate governance policies and procedures

✓ Oversee annual trustee evaluation process

✓ Recommend members of the Board to serve on its committees and in leadership roles

✓ Oversee corporate responsibility and sustainability efforts and monitor priorities and progress on goals

➢ **BOARD'S ROLE IN RISK OVERSIGHT**

The full Board has overall responsibility for risk oversight which it accomplishes directly and through its committees. The Board's committees are primarily responsible for certain matters relating to the risks inherent in the committees' respective areas of oversight as set forth in the committee charters. One of the primary ways the Board and its committees discharge their risk oversight responsibilities is through regular reporting from management which identifies key risks to enable the Board and management to identify and implement appropriate measures to manage and mitigate those risks. The chart below provides more detail on how the Board oversees risk management for the Company. The Board believes that this structure and division of responsibility is the most effective way to monitor and manage the Company's risk.

BOARD OF TRUSTEES		
Audit Committee	**Compensation and Human Capital Management Committee**	**Nominating and Corporate Governance Committee**
• Integrity of financial reporting and controls over financial reporting • Performance and independence of our independent auditors • Performance of our internal audit function • Cyber security, artificial intelligence and data privacy risks	• Ability to attract, retain and motivate talent needed to achieve business objectives • Use of our compensation plans to align interests of our executives with our shareholders • Influence of incentive compensation programs on excessive risk taking • Succession planning	• Composition, leadership, independence and operation of Board and committees • Conducting annual evaluations of Board and Trustees • Compliance with our corporate governance documents and applicable laws and regulations • Sustainability risks and issues that could affect Company performance or reputation and progress made on Sustainability goals

COMPANY MANAGEMENT	
Regular reporting on material risks including: • Market Conditions • Tenant credit risk • Leasing activity/occupancy levels • Status of development projects • Compliance with financial covenants • Access to debt and equity capital • Capital needs of the Company • Existing and potential legal claims • Sustainability risks/goal progress	Presentation for approval by the Board of significant transactions and other matters including: • Acquisition/disposition of properties above a specified dollar value • Development/redevelopment projects above a specified dollar value • Capital market activities including debt and equity issuances • Appointment of executive officers and consideration of all other officers • Transactions with related parties and conflicts of interest

➢ **BOARD AND COMMITTEE EVALUATION PROCESS**

Our Board and each standing committee conducts annual evaluations that cover overall effectiveness of the Board and the committee as well as the effectiveness of each individual trustee. The Nominating Committee leads the process for the evaluation of the overall Board and each individual trustee and each committee chair leads the evaluation process for his or her committee. Results of the evaluations are taken into account in determining trustees to stand for election at the next annual meeting and in determining committee assignments and leadership roles.

COMMITTEE ASSESSMENTS	**TRUSTEE EVALUATIONS**
Annual assessment by each committee of its effectiveness using a committee specific list of topics to guide an in-depth discussion of performance.	Each Trustee completes a confidential questionnaire evaluating the performance of each other trustee with the results provided to the chair of the Nominating Committee.

Topics include: ▪ Skills and expertise of committee members ▪ Adherence to committee charter ▪ Committee specific topics ▪ Information provided by and access to management	**Topics include:** ▪ Preparedness for meetings and understanding company business ▪ Overall contributions to Board and Committees ▪ Skill set ▪ Effectiveness in leadership roles (if applicable)

One-on-One Discussions
The chair of the Nominating Committee discusses the individual assessments and overall Board effectiveness with each trustee. The Board chairman conducts the same process for the Nominating Committee chair.

CONTINUAL FEEDBACK

The Board and the committees provide ongoing feedback on Board and Trustee performance throughout the year outside the formal evaluation process through executive session discussions.

Results Summary and Action Taken
Results of the assessments are provided to and discussed by the full Board. Identified issues are addressed with changes incorporated into Board policies and governance as needed.

➢ **SUCCESSION PLANNING**

The Board is responsible for ensuring that we have a high performing management team in place. The Board regularly conducts a detailed review of management development and succession planning activities to ensure that top management positions, including the CEO role, can be filled without significant interruption both in an emergency situation as well as on a longer-term basis.

➢ **COMMUNICATIONS WITH THE BOARD**

Shareholders and other interested parties may communicate with the Board or any Trustee by sending the communication to the intended recipient at c/o Corporate Secretary, 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852. Any communication which indicates it is for the Board of Trustees or fails to identify a particular Trustee will be deemed to be a communication intended for our Non-Executive Chairman of the Board. Our Secretary will promptly forward to the appropriate Trustee all communications received for the Board or any individual Trustee which relate to our business, operations, financial condition, management, employees or similar matters. Our Secretary will not forward to any Trustee any advertising, solicitation or similar materials as she determines.

➢ COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Ms. Holland, Mr. Fisher (joined January 1, 2026), Ms. Lamb-Hale, Mr. McEachin and Ms. Steinel. There are no Compensation Committee interlocks and no member of the Compensation Committee serves, or has in the past served, as an employee or officer of the Company.

➢ RELATED PARTY TRANSACTIONS

Our Trustees and employees are required to deal with the Company on an arms-length basis in any related party transaction. Transactions between us and any of our Trustees or corporate officers must be approved in advance by the Audit Committee. Audit Committee approval is not required for us to enter into a lease with an entity in which any of our Trustees is a director, employee or owner so long as the lease is entered into in the ordinary course of business and is negotiated at arms-length and on market terms.

We have no related party transactions with any of our Trustees that are required to be disclosed. None of our named executive officers ("NEOs") has any indebtedness to the Company or any relationship with the Company other than as an employee, shareholder or Trustee. Employment and change-in-control arrangements between the Company and the NEOs are described in the "Potential Payments on Termination of Employment and Change-in-Control" section below.

➢ TRUSTEE INDEPENDENCE

The Board has adopted a standard designed to assist the Board in assessing trustee independence. This standard, included in our Corporate Governance Guidelines, states that a Trustee's position as a director, officer or owner of a company with which we do business does not constitute a material relationship impacting independence so long as payments made by or to that company do not account for more than five percent (5%) of our gross revenues or more than ten percent (10%) of the gross revenues of that company. The Board performs an annual review of independence of all trustees and nominees. In order to make a determination that an individual is independent, the Board has to affirmatively conclude that the individual does not have any direct or indirect material relationship with the Company. This independence determination takes into account the requirements of our Corporate Governance Guidelines and any additional requirements imposed by law, regulation or the New York Stock Exchange ("NYSE") listing standards and is only made after a thorough review of all relationships that exist between the Company and a trustee.

Based on this review process, the Nominating Committee recommended, and the Board concluded, that all of our Trustees, other than Mr. Wood, our chief executive officer, are independent under all applicable standards for service on the Board and each of its committees. In making this determination, the Board considered certain indirect passive investments Mr. Nader has directly and indirectly in three of the Company's small shop tenants. The Board determined that Mr. Nader's passive investment in these three small shop tenants did not constitute a material relationship with the Company and would not interfere with Mr. Nader's ability to exercise independent judgment.

Proposal 1: Election of Trustees

On recommendation of the Nominating Committee, our Board has nominated eight (8) candidates for election as trustees at the Annual Meeting. All of the nominees are incumbent trustees and all other than Mr. Fisher were elected as trustees by our shareholders in May 2025. Mr. Fisher was appointed to the Board effective as of January 1, 2026 to fill a newly created trustee position. More detailed biographical information on each nominee can be found in the following pages.

At the Annual Meeting, each trustee will be elected to hold office for a one-year term expiring at the 2027 annual meeting of shareholders and until his or her successor is elected and qualified.

➢ **VOTE REQUIRED AND MAJORITY VOTING STANDARD**

You are entitled to cast one vote per share for each of the eight nominees. Proxies may not be voted for more than eight individuals. In an uncontested election such as this one, our Bylaws require that a nominee receive a majority of votes cast with respect to that nominee in order to be elected. Accordingly, any nominee who does not receive a majority of votes cast will be required to resign from the Board within ninety (90) days. Broker non-votes and abstentions, if any, will not be treated as votes cast and as a result, will have no effect on the outcome of the vote for this proposal. Over the past 5 years, our nominees who have stood for election have received, on average, nearly 97% votes "for" at each shareholder meeting.

 Our Board recommends a vote **FOR** each of the eight nominees

➢ **NOMINEE CHARACTERISTICS AND SELECTION**

The Nominating Committee has primary responsibility for identifying and recommending individuals to be added to the Board and to stand for election by shareholders. Individuals identified must have the highest personal and professional integrity, demonstrated exceptional intelligence and judgment, have proven leadership skills, be committed to our success, have the requisite skills necessary to advance our long-term strategy, and have the ability to work effectively with our Chief Executive Officer and other members of the Board. In addition, the Nominating Committee assesses the contribution that a particular candidate's skills and expertise will make with respect to guiding our strategy and management when considered as a whole with the skills and expertise of other trustees.

The chart below highlights some of the key qualifications and experience that our Board believes are relevant to the effective oversight of the Company and the execution of our long-term strategy and were considered as relevant for each nominee. The absence of a mark for an attribute for any nominee does not necessarily mean that the nominee does not possess that attribute; it means only that when the Board considered that nominee in the overall context of the composition of our Board, that attribute was not a key factor in the determination to nominate that individual. Further information on each nominee's qualifications and relevant experience is provided in the individual biographical descriptions included below.

NOMINEE QUALIFICATIONS AND EXPERIENCE								
Qualification/Experience	Faeder	Fisher	Holland	Lamb-Hale	McEachin	Nader	Steinel	Wood
Strategic Planning and Leadership	●	●	●	●	●	●	●	●
CEO/Executive Management	●	●	●	●	●	●	●	●
REIT/Public Company Executive	●	●		●				●
Public Company Board Service	●	●	●	●	●	●	●	●
Financial Expertise/Literacy	●	●	●		●	●	●	●
Real Estate Investing/Finance	●	●	●			●		●
Retail Industry			●			●		
Risk Management	●	●	●	●	●	●	●	●
Human Capital Management	●	●	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●
Sustainability	●	●	●					●
DEMOGRAPHICS								
Race/Ethnicity	Faeder	Fisher	Holland	Lamb-Hale	McEachin	Nader	Steinel	Wood
Black or African American				●	●			
White	●	●	●			●	●	●
Gender								
Female			●	●			●	
Male	●	●			●	●		●

The Company's Corporate Governance Guidelines provide that no trustee who is the CEO of a publicly traded company can serve on more than two public company boards, including the Board of the Company, and no other trustee who is not the CEO or a named executive officer of a public company can serve on more than four public company boards, including the Board of the Company. These limitations were considered before nominating our existing trustees to stand for reelection in 2026.

To identify, recruit and evaluate qualified candidates for the Board, the Board first looks to individuals known to current Board members through business and other relationships. If the Board is not able to identify qualified candidates in the foregoing way, the services of a professional search firm would be used. In addition, any shareholder, or a group of up to 20 shareholders, that has continuously owned for 3 years at least 3% of the Company's outstanding Common Shares can nominate and include in the Company's annual meeting proxy materials up to the greater of two trustees or 20% of the number of trustees serving on the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements set forth in our Bylaws. For further information regarding submission of a trustee nominee using the Company's proxy access Bylaw provision or otherwise, see the "Shareholder Proposals for the 2027 Annual Meeting" section later in this proxy statement.

➢ **NOMINEE DIVERSITY AND TENURE**

The Board believes that a mix of skills, qualifications, ages, tenure and diversity are important considerations in identifying nominees so that the Board as a whole has the different viewpoints needed to provide appropriate oversight of the Company's business. Among the many items the Board takes into account, the Board specifically considers the gender and race/ethnicity of prospective nominees in order to ensure diverse representation on the Board.

AGE	TENURE	GENDER & ETHNIC DIVERSITY
		
Average age of independent trustees **62.6 years**	Average tenure of independent trustees **9.7 years**	Committees chaired by women **67%**

➢ **OUR NOMINEES**

The following biographical descriptions set forth certain information with respect to each nominee for election at the Annual Meeting as well as the specific experience, qualifications, attributes and skills that led to our Board's conclusion that each nominee should serve as a trustee of our Company.



DAVID W. FAEDER
Age: 69
Trustee Since: 2003
Non-Executive Chairman
Managing Partner of Fountain Square Properties and Managing Member of Kensington Senior Living

Mr. Faeder has been the managing partner of Fountain Square Properties since 2003 and managing member of Kensington Senior Living since 2011, both of which are focused on the ownership, operation and development of senior housing. Prior to that, he held various positions at Sunrise Senior Living from 1993 to 2003. Those positions included Vice Chairman, President and Executive Vice President-Chief Financial Officer. Mr. Faeder began his career in public accounting before moving into investment banking immediately prior to joining Sunrise. Mr. Faeder received a BS in Business Administration from Old Dominion University and an MBA from the Colgate Darden Graduate School of Business at the University of Virginia. Mr. Faeder has been designated by the Board as an audit committee financial expert in accordance with the SEC definition.

Skills and Qualifications
Mr. Faeder has deep levels of experience in leadership, real estate investment and development as well as finance and accounting acquired from his time as a private investor and as a public company real estate CFO coupled with his public company and accounting background. This experience provides valuable perspective on our investment decisions, alignment of our capital structure to support those investments and on our financial reporting. His experience in senior living also provides valuable insights for a growing area that could be a source of additional value creation at a number of our properties.

Prior Public Company Directorships:
Arlington Asset Investment Corp. (until 2023)

Committees:
Audit Committee
Nominating Committee



JOSEPH D. FISHER
Age: 46
Trustee Since: 2026
President, Chief Financial Officer of Public Storage

Mr. Fisher is the President, Chief Financial Officer of Public Storage (2026 to present), a publicly traded real estate investment trust that primarily acquires, develops, owns, and operates self-storage facilities. Prior to that, Mr. Fisher served as the President (2022 – 2025), Chief Financial Officer (2017 – 2025) and Chief Investment officer (2025) of UDR, Inc., a publicly traded real estate investment trust focused on managing, buying, selling, developing and redeveloping multifamily properties in targeted U.S. markets. Before joining UDR, Mr. Fisher held various positions at Deutsche Asset and Wealth Management (now known as DWS), a global asset management firm, where he held various roles, including Co-Head of the Americas and Co-Lead Portfolio Manager (2007 – 2016), Associate, Structured Debt Investments (2005 – 2007) and Portfolio Analyst, Portfolio Management Group (2004 – 2006). Mr. Fisher began his career as an Asset Management Analyst for Principal Real Estate Advisors (2003 – 2004). Mr. Fisher received a Bachelor of Business Administration from the University of Iowa and an MBA from the Kellogg School of Management at Northwestern University. Mr. Fisher has been designated by the Board as an audit committee financial expert in accordance with the SEC definition.

Skills and Qualifications
Mr. Fisher has extensive experience in public company and real estate financing and investment and expertise in the multifamily apartment industry. His financial and investment acumen, experience as a public real estate investment trust executive and deep knowledge of the multifamily industry provide a multitude of valuable insights into areas critical for our success.

Committees:
Audit Committee
Compensation Committee



ELIZABETH I. HOLLAND
Age: 60
Trustee Since: 2017
Chief Executive Officer of Abbell Credit Corporation and Abbell Associates, LLC



NICOLE Y. LAMB HALE
Age: 59
Trustee Since: 2020
Vice President, Chief Administrative Officer and Corporate Secretary of Cummins, Inc.

Ms. Holland is the Chief Executive Officer of Abbell Credit Corporation and Abbell Associates, LLC, a private retail real estate company. She has held that position since 1997. Ms. Holland is also Chief Executive Officer of Consortial Technologies, L.L.C., a software development company since 2017. Prior to that, she served as a senior staff attorney on the Congressional Bankruptcy Review Commission (1996-1997), as a business reorganization attorney at Skadden, Arps, Slate, Meagher & Flom (1993-1996) and as a fixed income portfolio manager at Brown Brothers Harriman & Company from (1989-1990). From 2016-2017, Ms. Holland served as the Chairman of the Board of Trustees for ICSC (f/k/a International Council of Shopping Centers) and has served as a trustee for that organization since 2004. Ms. Holland earned a BA from Hamilton College and a JD from Brooklyn Law School. In addition to her public board service, Ms. Holland serves on the boards of The Village Bank & Trust, a Chicago based owner, manager and developer of multi-family properties, and Primo Center for Women & Children, a non-profit organization whose mission is to provide family shelter and permanent supportive housing and other supportive services to homeless families in Chicago.

Skills and Qualifications
Ms. Holland brings valuable insights into retailers and the retail industry in general from her time in leadership positions with ICSC and her own investing experience in retail real estate as well as a wealth of business and leadership experience from running a private real estate company. Those perspectives are invaluable for a retail based real estate company.

Current Public Company Directorships:
VICI Properties, Inc.

Committees:
Audit Committee
Compensation Committee (Chair)

Ms. Lamb-Hale currently serves as the Vice President, Chief Administrative Officer and Corporate Secretary of Cummins Inc., a position she has held since 2025 overseeing multiple global functions including product compliance and regulatory affairs, communications, marketing, government relations, corporate responsibility, facilities, security, global enterprise risk, ethics and compliance and the company's global shared services organization. She also serves as Corporate Secretary advising the company's board of directors and executive management on corporate governance and compliance with SEC reporting requirements and NYSE rules. While at Cummins Inc., Ms. Lamb-Hale has also held the titles Vice President and Chief Legal Officer (2023-2025) and Vice President and General Counsel (2021-2022). Prior to that time, she was a Managing Director at Kroll, a global governance, risk and transparency consultant (2016-2021), a Senior Vice President at Albright Stonebridge Group (2013-2016), a global strategy consultancy, and served as the Assistant Secretary of Commerce for Manufacturing and Services in the International Trade Administration of the U.S. Department of Commerce (2010-2013) and as the Deputy General Counsel for the U.S. Department of Commerce (2009-2010). Ms. Lamb-Hale is a licensed attorney who began her career at law firms (1991-2009) where she practiced in the areas of business restructuring and public finance. Ms. Lamb-Hale earned an AB in Political Science from the University of Michigan and a JD from Harvard Law School. In addition to her service on Federal's Board, Ms. Lamb-Hale serves on the board of Delta Parent Holdings, Inc. as well as the boards of several non-profit groups including the Cummins Foundation and the U.S. Chamber of Commerce Foundation.

Skills and Qualifications
Ms. Lamb-Hale's 30 years of experience, spanning the private and public sectors, in law, executive level risk management and mitigation, and restructuring, coupled with her leadership skills gained from her varied executive roles, provides the company with diverse and valuable insights as it develops and implements its current and long-term business strategies.

Committees:
Compensation Committee
Nominating Committee



THOMAS A. McEACHIN
Age: 73
Trustee Since: 2022
Retired Vice President and Group Chief Financial Officer of Covidien Surgical Solutions



ANTHONY P. NADER, III
Age: 62
Trustee Since: 2020
Managing Director of SWaN & Legend Venture Partners

Mr. McEachin has served as Vice President and Group Chief Financial Officer (2008-2012) at Covidien Surgical Solutions, a division of Covidien plc, a global health care products company and manufacturer of medical devices and supplies. From 1997 to 2008, Mr. McEachin served in various finance capacities at United Technologies Corporation, a global leader in the aerospace and building industries, and its subsidiaries, including as chief Investor Relations officer, Vice President and Controller of Pratt & Whitney, and Vice President and Chief Financial Officer of UTC Power. Prior to that, he held several executive positions with Digital Equipment Corporation, a vendor of computer systems, including computers, software, and peripherals, from 1986 to 1997. Mr. McEachin was with Xerox Corporation, a global corporation that sells print and digital document products and services, from 1975 to 1986, serving as Controller of the procurement organization. Mr. McEachin formerly served as a trustee and officer of the Wadsworth Atheneum (Hartford, CT), the oldest public art institution in the United States, serving on their executive, finance and investment committees. He also is a past board member of the Connecticut Science Center and chair of the audit committee. Mr. McEachin holds a B.S. from New York University School of Engineering, an MBA from Stanford University and completed the Advanced Management Program at University of Pennsylvania's Wharton School.

Skills and Qualifications
Mr. McEachin's history as a CFO plus his extensive finance and executive management experience and in-depth knowledge as a CFO of financial reporting, compliance, accounting and controls and corporate governance matters provides the company with important skills.

Current Public Company Directorships:
Pediatrix Medical Group, Inc.

Prior Public Company Directorships:
Surgalign Holdings, Inc. (until 2023)

Committees:
Compensation Committee
Nominating Committee

Mr. Nader is a Managing Director of SWaN & Legend Venture Partners, an investment firm that Mr. Nader co-founded in 2006, making investments in growth-oriented companies. Mr. Nader served as Vice Chairman of Asurion, a privately held company with over 19,000 employees that provides technology protection to approximately 300 million customers worldwide until the end of 2025. In 2008, Mr. Nader successfully merged his prior company, National Electronics Warranty ("NEW") with Asurion. Mr. Nader joined NEW in 1990 as Chief Operating Officer, was named President in 1999 and Chief Executive Officer in 2006, a position he held until 2013. Under his leadership, NEW grew to be the largest global provider of extended service plans for the consumer electronics and appliance industry. Mr. Nader earned a BSBA in Finance from John Carroll University and an MBA from Weatherhead School of Management at Case Western Reserve University. Mr. Nader also served as the Chairman of the Inova Health System Board of Trustees until December 31 2023. Mr. Nader has been designated by the Board as an audit committee financial expert in accordance with the SEC definition.

Skills and Qualifications
Mr. Nader provides our Board with more than 30 years of business and leadership experience as well as a deep investment background in both real estate and growth-oriented companies including retailers. This background complements others on our Board and adds to our depth of financial and investing expertise that is so critical to the success of the Company.

Prior Public Company Directorships:
Arlington Asset Investment Corp. (until 2023)

Committees:
Audit Committee
Nominating Committee (Chair)



GAIL P. STEINEL
Age: 69
Trustee Since: 2006
Owner of Executive Advisors



DONALD C. WOOD
Age: 65
Trustee Since: 2003
Chief Executive Officer of Federal Realty Investment Trust

Ms. Steinel is the owner of Executive Advisors (2007-present), a business that provides consulting services to chief executives and senior officers and leadership seminars/speeches to various organizations. Prior to creating her own consulting firm, Ms. Steinel was the Executive Vice President of Global Commercial Services of Bearing Point (2002-2007) and a global managing partner for Arthur Andersen's Business Consulting Practice (1984-2002) after beginning her career as an auditor at Arthur Andersen (1977-1984). Ms. Steinel received a BA in Accounting from Rutgers University. Ms. Steinel's public company board service experience includes MTS Systems Corporation (2009-2020). In addition, Ms. Steinel serves as the lead independent director since 2024 of Invesque, Inc., a Toronto stock exchange company that invests in a highly diversified portfolio of properties across the health care spectrum throughout the US and Canada, and serves on the board of DAI, an international development company that tackles fundamental social and economic development problems caused by inefficient markets, ineffective governance, and instability, and the Center for Hope & Safety, a nonprofit that assists women and children suffering from domestic violence. Ms. Steinel has been designated by the Board as an audit committee financial expert in accordance with the SEC definition.

Skills and Qualifications
Ms. Steinel's history as a CPA combined with her more than 35 years of experience in auditing, leadership, leadership development and financial systems provides us with valuable insights on leadership, leadership development, risk management and systems operations.

Prior Public Company Directorships:
MTS Systems Corporation (until 2020)

Committees:
Audit Committee (Chair)
Compensation Committee

Mr. Wood currently serves as our Chief Executive Officer, a role he has held since 2003. Before assuming that role, he served as our President (2001-2003) and held the titles of Chief Operating Officer and Chief Financial Officer at various points from 1998-2003. Prior to joining Federal, Mr. Wood served as the Chief Financial Officer for Caesers World, Inc. (1996-1998), the Assistant/Deputy Controller of ITT Corporation (1990-1996), the VP of Finance for Trump Taj Mahal Associates (1989-1990) and as an audit manager with Arthur Andersen (1982-1989). Mr. Wood is a CPA and received a BS in Business Administration from Montclair State College. Mr. Wood previously served as a director of public companies Quality Care Properties (2016-2018) and Post Properties (2011-2016). In addition to his public company board service, Mr. Wood served as Chairman of the Board of Trustees of the National Association of Real Estate Investment Trusts (2011-2012) and previously served on the Board of Governors of ICSC (f/k/a International Council of Shopping Centers).

Skills and Qualifications
Mr. Wood's more than 27 years of experience with Federal, including his responsibilities as chief executive officer and as a REIT CFO, provide the Board with familiarity and details on all aspects of the operations and financial condition of the Company.

Current Public Company Directorships:
Healthcare Realty Trust Incorporated

Prior Public Company Directorships:
Quality Care Properties (until 2018)
Post Properties (until 2016)

➢ TRUSTEE COMPENSATION

As of December 31, 2025, our standard arrangement for compensation for our non-management trustees included the following:

Trustee Compensation Element	Amount	Payment Form
Board Service		
Annual Retainer	$ 225,000	40% cash; 60% equity
Annual Retainer Non-Executive Chairman	$ 275,000	60% cash; 40% equity
Committee Chairs		
Audit Committee	$ 25,000	Cash
Compensation Committee	$ 15,000	Cash
Nominating Committee	$ 15,000	Cash

All amounts are prorated for any partial years of service and shares issued are fully vested on the grant date.

Our non-management Trustees are required to maintain ownership of our shares having a value equal to at least 5 times the amount of their annual cash retainer. This requirement must be met within 5 years after joining the Board. As of December 31, 2025, all of our Trustees were in full compliance with this ownership requirement except for Mr. McEachin who joined the Board in 2022. We expect Mr. McEachin to be in compliance with this equity ownership requirement within the 5-year time frame.

The actual compensation awarded to our Trustees for service in 2025 was as set forth in the table below. Mr. Fisher did not serve as a Trustee in 2025 and accordingly received no compensation for 2025.

Name	Annual Retainer Paid in Cash	Annual Retainer Paid in Shares[1]	Committee Chair Fees	Total
David W. Faeder	$ 165,000	$ 110,000	$ -	$ 275,000
Elizabeth I. Holland	$ 90,000	$ 135,000	$ 15,000	$ 240,000
Nicole Y. Lamb-Hale	$ 90,000	$ 135,000	$ -	$ 225,000
Thomas A. McEachin	$ 90,000	$ 135,000	$ -	$ 225,000
Anthony P. Nader, III	$ 90,000	$ 135,000	$ 15,000	$ 240,000
Gail P. Steinel	$ 90,000	$ 135,000	$ 25,000	$ 250,000
Total	**$ 615,000**	**$ 785,000**	**$ 55,000**	**$ 1,455,000**

[1] Shares were issued on January 2, 2026 with the number of shares received by each Trustee determined by dividing the amount to be paid in shares by $100.80, the closing price of our shares on the NYSE on December 31, 2025.

Proposal 2: Approving our Executive Compensation

We are seeking an advisory vote to approve our executive compensation for 2025. We have always held our "Say on Pay" vote annually and in 2023, a majority of our shareholders voted to continue to hold this vote annually. Although this "Say on Pay" vote is advisory and is not binding on our Board, our Compensation Committee will take into consideration the outcome of this vote when making future executive compensation decisions.

The text of the resolution if Proposal 2 is passed is:

> RESOLVED, that the shareholders of the Company hereby approve, on an advisory basis, the compensation of our NEOs as described in the CD&A and the Executive Compensation section that follows as required by Item 402 of Regulation S-K.

The affirmative vote of a majority of votes cast at the Annual Meeting, in person or by proxy, is required to approve this proposal. An "abstention" or "broker non-vote" will have no effect on the outcome of the vote for this proposal.

Our Board has designed our current executive compensation program to appropriately link compensation realized by our NEOs to our performance and properly align the interests of our NEOs with those of our shareholders. The details of this compensation for 2025, and the reasons we awarded it, are described in the "Compensation Discussion and Analysis," starting below.

 Our Board recommends a vote **FOR** the compensation of our NEOs

Compensation Discussion and Analysis

Current NEOs





DONALD C. WOOD
Chief Executive Officer and President
Age: 65   Joined Federal: 1998
              In position since: 2003



DANIEL GUGLIELMONE
EVP-Chief Financial Officer and Treasurer
Age: 59   Joined Federal: 2016
              In position since: 2016



DAWN M. BECKER
EVP-Chief Legal Officer and Secretary
Age: 62   Joined Federal: 1997
              In position since: 2002

➤ **2025 BUSINESS HIGHLIGHTS SUPPORTING COMPENSATION DECISIONS:**

Business accomplishments for the year ended December 31, 2025 that were considered as part of compensation decisions included, without limitation, the following:

	NAREIT FFO Per Share Growth	NAREIT FFO per diluted share* of $7.22 representing growth of 6.6% over 2024 driven by record levels of total revenue, positive impacts from capital investment, and overall continued strength in the broader retail real estate market
	Strong Leasing Activity	Signed new and renewal comparable space leases covering more than 2.3 million square feet of space and approximately $88.9 million of year 1 revenue
	Productive Capital Investments	Investments in new acquisitions such as Del Monte Shopping Center, Town Center Plaza and Town Center Crossing, Annapolis Town Center and Village Pointe producing year over year growth and positioning the company for continued growth
	58th Year of Dividend Increases	Raised the dividend on our common shares for the 58th consecutive year, a record in the REIT industry, representing a compound annual growth rate of approximately 6.5% over that 58-year period
	Sustainability	Achieved ≈ 35% decrease in Scope 1 and 2 GHG emissions through 2024 versus 2019 baseline in alignment with our 2030 GHG reduction target set in accordance with the Science-Based Target initiative

* NAREIT FFO per share is a non-GAAP financial measure that we consider significant in our business. See Appendix A for a reconciliation of NAREIT FFO per share to net income.

➤ **PROGRAM PHILOSOPHY AND OBJECTIVES**

Our executive compensation philosophy and practices reflect a commitment to paying for performance – both short-term and long-term. Our programs are designed to attract, retain, motivate and reward talented, experienced executives to successfully manage our business, execute our strategy and drive shareholder value. We have three key objectives within this philosophy:

- Establish a strong link between pay and performance
- Align the financial interest of our NEOs with our shareholders, particularly over the longer term
- Reinforce business strategies and objectives and drive sustained shareholder value

➤ **EXECUTIVE COMPENSATION PRACTICES**

The following table summarizes key governance elements related to our compensation programs:

What We Do	What We Don't Do
✓ Maintain a pay mix that is heavily performance-based	✗ Have employment agreements with our NEOs with required fixed compensation increases
✓ Align compensation with company and individual performance	✗ Grant options below fair market value or reprice options
✓ Seek annual shareholder advisory approval of executive compensation	✗ Permit hedging or pledging of our shares
✓ Maintain strong share ownership guidelines of 7x base salary for our CEO and 2.5x base salary plus annual bonus for our other NEOs	✗ Provide perquisites that are not made available to all of our employees
✓ Maintain incentive compensation clawback policy	
✓ Conduct annual compensation risk assessment	

➤ **COMPONENTS OF COMPENSATION**

The following table sets out the three components of our compensation plan as well as key information about each component.

	Pay Component	Time	Metric	Purpose	Impact	
Annual / Short-Term	**Base Pay**	1 year	Individual performance	To provide fair and competitive compensation for individual performance and level of responsibility of position held	Attract and retain talent	Fixed
	Annual Performance Bonus	1 year	NAREIT FFO per Share* Individual performance	To provide performance based annual cash awards to motivate and reward employees for achieving our short-term business objectives	Drive near-term corporate and individual performance goals	Variable / At risk
Long-Term	**Equity Incentive**	3 years	Relative total shareholder return (34%) NAREIT FFO multiple premium (33%) Return on invested capital (33%)	To provide performance-based equity compensation in the form of restricted shares to drive medium and longer-term business objectives	Drive medium and long-term performance goals and retain talent	

* NAREIT FFO per share is a non-GAAP financial measure that we consider significant in our business. See Appendix A for a reconciliation of NAREIT FFO per share to net income.

COMPENSATION SETTING PROCESS

➢ **ANNUAL COMPENSATION DECISION MAKING**

Our Compensation Committee develops and executes our executive compensation program on behalf of the Board, including creating compensation programs and policies, setting target compensation levels for our NEOs, setting performance metrics for incentive compensation plans, establishing expectations for individual NEO performance and determining payouts of incentive compensation for completed performance periods.

In setting NEO compensation, the Compensation Committee considers competitive market data for similar jobs and job levels in the market, Company performance measured against financial metrics and targets established by the Compensation Committee, general business climate and each individual's experience, knowledge, skills and personal contributions.

➢ **ROLE OF THE COMPENSATION COMMITTEE**

The Compensation Committee approves all final compensation arrangements for our NEOs including final payouts under our incentive compensation programs. It also oversees an annual evaluation of our CEO's performance by all of our independent Trustees.

➢ **ROLE OF MANAGEMENT**

Our CEO makes recommendations to the Compensation Committee regarding compensation for our NEOs (other than himself) taking into account Company performance, each executive's personal contributions to the Company's accomplishments and relevant market data.

➢ **ROLE OF INDEPENDENT COMPENSATION CONSULTANT**

The Compensation Committee retains consultants periodically to assist with setting compensation. For 2025 compensation, we did not use any compensation consultant; however, we did ask Semler Brossy Consulting Group ("SBCG") to identify acceptable ways to calculate long-term incentive awards for a 3-year performance period when the third party measuring index used in the calculation is discontinued approximately 2.5 years into the 3-year performance period. See "Long-Term Incentive Program" below for a discussion of the discontinuation of the BBRESHOP.

2025 COMPENSATION DECISIONS

➢ **SETTING 2025 TARGET COMPENSATION**

The Compensation Committee determined target compensation for each NEO by considering numerous individual factors, including job responsibilities and skill sets, performance in their position, importance to achieving our corporate objectives, retention risk, ability to replace the role, previously issued equity awards and tenure with the company. The Compensation Committee then reviewed the annual NAREIT compensation survey that gathers data from more than 100 REITs for the market compensation information for our NEOs. Applying their individual judgments to our NEOs after consulting the NAREIT survey, the Compensation Committee established the following target compensation for our NEOs in 2025.

	Base Pay	Target Annual Bonus % of Base	Target Annual Bonus Amount	Target Long-Term Incentive	Total 2025 Target
Mr. Wood	$ 1,000,000	150%	$ 1,500,000	$ 6,000,000	$ 8,500,000
Mr. Guglielmone	$ 650,000	150%	$ 975,000	$ 1,500,000	$ 3,125,000
Ms. Becker	$ 575,000	100%	$ 575,000	$ 1,000,000	$ 2,150,000

The 2025 target compensation set for Mr. Wood and Ms. Becker was unchanged from 2024. The 2025 compensation for Mr. Guglielmone included a base pay increase and a change to his target bonus percentage. The target pay packages for all of our NEOs are heavily weighted to components that are paid based on both company and individual performance which creates significant alignment between our NEOs and shareholders.



	Base Pay	Annual Bonus	Long-Term
CEO Pay Mix	**12%**	**18%**	**70%**
		88% Performance-Based At Risk	

	Base Pay	Annual Bonus	Long-Term
Average Other NEOs Pay Mix	**23%**	**29%**	**48%**
		77% Performance-Based At Risk	

➢ INDIVIDUAL ELEMENTS OF 2025 PAY

Base Pay

The base pay level established for each of our NEOs represents a modest portion of each individual's total compensation package and the Compensation Committee believes them to be competitive and appropriate based on market data.

Annual Bonus Program

Our bonus plan is an annual cash incentive program designed to reward achievement for the current year based on achieving a level of NAREIT FFO per share that the Compensation Committee has determined is necessary for the Company to achieve its business objectives for the year. The Compensation Committee has determined that NAREIT FFO per share is the appropriate measure to use for our annual bonus program because it is a key annual metric used by investors, the Board and management to evaluate the Company's annual performance and it reflects the full range of decision making and execution for the Company for the year. The Compensation Committee sets the required performance level for NAREIT FFO per share at the beginning of each year with levels reflecting performance that ranges from acceptable at the threshold level to exceptional at the stretch level based on budgets reviewed by the entire Board. Approximately 96% of our employees participate in this annual bonus plan.

	Performance Levels			
Performance Goal	**Threshold**	**Target**	**Stretch**	**Actual**
Payout as Percentage of Target	*75%*	*100%*	*125%*	
NAREIT FFO per diluted Share	$7.04	$7.14	$7.24	$7.22
			Final Payout	**120.0%**

The required achievement levels of NAREIT FFO per share were consistent with the annual budget approved by the Board in February 2025.

Each NEO had a maximum potential bonus opportunity established as a percentage of base pay combined with the performance level achieved by the Company. Our NEOs are entitled to receive 25% of the final bonus amount solely based on Company performance. The remaining 75% is earned based on the Compensation Committee's assessment of each individual's performance and whether that NEO achieved the objectives set out by the Company within that NEO's area of responsibility. Based on a review of each individual's performance and the considerations outlined in detail below, the Compensation Committee elected to award each of our NEOs the full amount of the individual performance portion of his/her bonus potential.

NEO	Target (% Base Pay)	Target ($)	Potential Maximum Payout	Actual Earned		
				Company Performance	Individual Performance	Total Paid
Mr. Wood	150%	$ 1,500,000	$ 1,800,000	$ 450,000	$ 1,350,000	$ 1,800,000
Mr. Guglielmone	150%	$ 975,000	$ 1,170,000	$ 292,500	$ 877,500	$ 1,170,000
Ms. Becker	100%	$ 575,000	$ 690,000	$ 172,500	$ 517,500	$ 690,000

Our NEOs have the option to receive up to 25% of the final bonus payout in the form of shares that vest equally over three years with accelerated vesting on death, disability, change in control and termination without cause. In consideration of the extended payment period for this portion of the bonus already earned, the employee receives shares valued at 120% of the portion of the annual bonus he/she elects to receive in shares. This option is made available to all participants in our annual bonus plan at the level of Director and above. The cash portion of the 2025 annual bonus is reflected in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table in this proxy statement. The portion of the annual bonus paid in shares will be included in the "Stock Awards" column in the Summary Compensation Table and the Grants of Plan-Based Awards Table in next year's proxy statement.

Long-Term Incentive Program

The largest portion of compensation for each of our NEOs comes from our equity based long-term incentive program that aligns the interests of our NEOs with shareholders by incentivizing our NEOs to identify and accomplish medium and longer-term business objectives that generate value through share price appreciation, dividend growth and prudent capital allocation decisions. Performance for purposes of our long-term incentive program is measured against the following preset metrics.

Plan Metric	Description
Relative Total Shareholder Return (34% weighting)	Compares our total shareholder return, taking into account share price appreciation and assuming reinvestment of dividends, against the total return achieved by the Bloomberg REIT Shopping Center Index ("BBRESHOP") which is comprised of publicly traded companies that own and operate open air shopping centers. The Compensation Committee believes that the BBRESHOP provides an appropriate basis to compare our performance against similarly situated companies.*
NAREIT FFO Multiple Premium (33% weighting)	Compares the NAREIT FFO multiple at which the Company is trading at the end of the performance period against the average NAREIT FFO multiple at which all other public shopping center companies (other than the Company) are trading at that time. The NAREIT FFO multiples are provided by a third party investment bank and serve as measures of investor expectations of our long-term growth potential and confidence in our management team versus other publicly traded open air shopping center companies.
Return on Invested Capital (33% weighting)	Reflects how effectively we have allocated our shareholders' capital during the 3-year performance period and incentivizes sound, long-term investment decisions focused on generating strong future shareholder returns. The metric encompasses all aspects of capital allocation decisions. Required performance levels are established to reflect changing market expectations as we acquire, sell and develop assets.

* The BBRESHOP was discontinued on July 18, 2025. On the recommendation of SBCG, we retained an independent third party consultant to complete the calculation of the index performance for the last 5.5 months of the 3-year performance period ending December 31, 2025. The Compensation Committee is considering alternatives for the BBRESHOP going forward.

The required performance levels for each of these metrics and the actual performance achieved for the 3-year performance period from 2023 through 2025 is set forth below.

Performance Goal	Weighting	Performance Targets			Payout Factor	
		Threshold	Target	Stretch	Unweighted	Weighted
Payout as Percentage of Target		*50%*	*100%*	*150%*		
Relative Total TSR	34%	5% < Index	Index	5% > Index	103.7%	35.3%
NAREIT FFO Multiple Premium	33%	5% Premium	15% Premium	20% Premium	60.0%	19.8%
Return on Invested Capital	33%	6.75%	7.00%	7.25%	150.0%	49.5%
					Final Payout	**104.6%**

The Compensation Committee has the right to increase or decrease each NEO's award under our long-term incentive program by up to 20% to reflect individual performance and chose not to exercise that discretion for any of our NEOs. See the discussions below for the factors considered by the Compensation Committee in determining the final long-term incentive awards payable to our NEOs for the 2023 through 2025 performance period.

The equity awards under our long-term incentive program are paid in the form of restricted shares that are issued after completion of the 3-year performance period and then vest equally over an additional period of 3 years from the date they are earned and issued. As a result, each NEO is required to hold all of their earned shares for 1 year after they have been earned, two-thirds of their earned shares for 2 years after they are earned and one-third of their earned shares for 3 years after they are earned.

Performance Period			Award Earned	Shares Vest		
Year 1	Year 2	Year 3		Year 4	Year 5	Year 6
			Shares issued			

The actual number of shares awarded to each of our NEOs is determined by dividing the amount of the award by the closing price of our shares on the NYSE on the date the awards are made.

There is no amount included in the Summary Compensation Table or Grants of Plan-Based Awards Table in this proxy statement for long-term incentive awards earned for the 2023-2025 performance period. Those amounts will be included in next year's proxy statement. The long-term incentive awards included in the Summary Compensation Table and the Grants of Plan-Based Awards Table for our NEOs in this proxy statement relate to awards made in February 2025 for the 3-year performance period ending December 31, 2024.

2025 NEO PERFORMANCE SUMMARY

Listed below are the individual performance achievements for each of our NEOs that the Compensation Committee considered to be instrumental in its determination to award each of our NEO's the full amount of compensation he or she was eligible to receive for 2025.



Donald C. Wood
Chief Executive Officer

2025 Compensation (in 000s)

Base Pay	$1,000
Annual Bonus	$1,800
Long-Term Equity	$6,274
Total	$9,074
Total as % of Target	107%

Key Responsibilities

Mr. Wood is responsible for setting and overseeing the Company's strategic direction and priorities, delivering both short- and long-term financial results, setting the culture for the Company and setting direction for all aspects of corporate responsibility.

2025 Achievements

✓ Led the Company's efforts that delivered record levels of NAREIT FFO per share, record top line revenue and near record levels of comparable space leasing

✓ Led increased focus on acquisitions that resulted in more than $750 million invested in newly acquired assets with strong growth potential, a company record

✓ Led continued focus on sustainability initiatives relating to decarbonization and resilience

✓ Led decisions on reinvestment in our assets to position them for continued growth

✓ Led efforts that resulted in a near fully-leased mixed-use office portfolio as of year-end



Daniel Guglielmone
Executive Vice President
Chief Financial Officer

2025 Compensation (in 000s)

Base Pay	$ 650
Annual Bonus	$1,170
Long-Term Equity	$1,568
Total	$3,388
Total as % of Target	108%

Key Responsibilities

Mr. Guglielmone has overall responsibility for all Company related financial activity including forecasting, reporting and capital allocation, in addition to management of investor relations activities and East Coast property transactions.

2025 Achievements

✓ Co-led the Company's capital recycling efforts that resulted in the acquisition of five assets for more than $750 million totaling more than 2.1 million square feet and the disposition of two non-core retail assets and two peripheral residential buildings generating proceeds of nearly $315 million, positioning the Company for better long-term growth

✓ Improved the Company's borrowing flexibility with an increase in capacity of one term loan and a new term loan facility

✓ Led financial efforts enabling the Company to increase our annual dividend rate to common shareholders for the 58th consecutive year



Dawn M. Becker
Executive Vice President
Chief Legal Officer

2025 Compensation (in 000s)

Base Pay	$ 575
Annual Bonus	$ 690
Long-Term Equity	$1,046
Total	$2,311
Total as % of Target	107%

Key Responsibilities

Ms. Becker has overall responsibility for all legal functions within the Company and heads all of our sustainability efforts in addition to overseeing our Human Resources, Information Technology and other administrative functions.

2025 Achievements

✓ Led the Company's sustainability efforts
✓ Led the Company's progress to date on reducing Scope 1 and 2 GHG emissions, on pace to achieve our established science-based emission reduction target
✓ Guided the Company's legal efforts that contributed to strong leasing volumes and a record year of acquisition and disposition activity
✓ Oversaw efforts that resulted in continued strong employee engagement results and improved succession planning in the Company
✓ Led continued technology system improvements and reporting to drive Company-wide efficiency and data availability, advance efforts around use of artificial intelligence and improve cyber security readiness

OTHER COMPENSATION PRACTICES AND POLICIES

➢ **CONSIDERATION OF SAY ON PAY VOTE**

The Company conducts an annual "say on pay" vote to approve executive compensation. At the 2025 annual meeting of shareholders, more than 92% of the shares voted were in support of the compensation paid to our NEOs. Although the vote is advisory and non-binding on the Board, the Compensation Committee regularly considers the results of this vote in evaluating the Company's compensation programs, including for 2025 compensation. In light of the feedback from our shareholders and the Compensation Committee's evaluation, the Compensation Committee concluded that the Company provides executive competitive programs that effectively attract, motivate, reward and retain executives in a manner aligned with our shareholder interests and made no material changes to our executive compensation programs for 2026.

➢ **NO HEDGING OR PLEDGING OF OUR SHARES**

The Company prohibits all officers and Trustees from engaging in short sales of our securities, establishing margin accounts, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities or otherwise engaging in hedging transactions (such as zero-cost dollars, exchange funds, and forward sale contracts) involving our securities.

➢ **SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS**

We do not have employment agreements in place with any of our NEOs or any other employee which provides the Compensation Committee with maximum flexibility to modify compensation as warranted based on market conditions and Company considerations. We do, however, have in place with each of our NEOs a severance agreement that provides for certain payments and benefits to be provided to the NEO if he/she is terminated from employment under the conditions set forth in those agreements. The circumstances in which payments may be made and the potential amounts of those payments are described in more detail in the "Potential Payments on Termination of Employment and Change-in-Control" section below. We believe that the payments provided for in these agreements are consistent with market and important as part of the total compensation packages available for our NEOs.

➣ CLAWBACK POLICY

We have a clawback policy that provides for the return from an NEO of performance based compensation if we issue a restatement of financial results to correct material non-compliance with reporting requirements and the performance compensation paid to that NEO is more than it would have been based on the restated financial results. This clawback policy complies with the most current NYSE requirements.

➣ SHARE OWNERSHIP GUIDELINES

We maintain guidelines requiring each of our NEOs as well as other executive vice presidents to maintain a specific level of ownership of our shares as shown below. These guidelines are intended to link the interests of our NEOs and other executive vice presidents with the interests of our shareholders. Each individual subject to these guidelines has five years to achieve the required level of ownership after becoming subject to the guidelines.

Compliance with our ownership guidelines gets measured and reviewed by the Board at the end of each fiscal year and the ownership level of each of our NEOs as of December 31, 2025 is shown below based on the closing price of our shares on December 31, 2025.



Our current NEOs were in compliance with our equity ownership requirements as of December 31, 2025.



➣ RISK ASSESSMENT OF COMPENSATION PROGRAMS

The Compensation Committee completed its last annual review of our compensation programs and policies from a risk perspective in February 2026. The Compensation Committee does not believe that our programs encourage unnecessary or excessive risk or are likely to have a material adverse effect on the Company. Our compensation programs use both short- and long-term incentives with different metrics driven by corporate performance, and have differing performance requirements. Further, we have in place policies to mitigate risk including robust share ownership requirements and vesting periods on equity awards made as part of our compensation programs.

➢ EQUITY GRANT PRACTICES

We do not grant equity awards in anticipation of the release of material non-public information and we do not time the release of material non-public information based on equity award grant dates or for the purpose of affecting the value of executive compensation. In addition, we do not take material non-public information into account when determining the timing and terms of such awards. Although we do not have a formal policy with respect to the timing of our equity award grants, the Compensation Committee has historically granted such awards on a predetermined annual schedule. In 2025, we did not grant new awards of stock options, stock appreciation rights, or similar option-like instruments to our NEOs. All of our options have an exercise price equal to the closing price of our shares on the date of grant and our 2020 Performance Incentive Plan ("2020 Plan") expressly prohibits any repricing of options. The Compensation Committee has delegated to our CEO, in his capacity as a Trustee, authority to make equity awards to non-executive officers, subject to various limitations set forth in the delegation.

➢ INSIDER TRADING POLICY

We have adopted an insider trading policy the governs the purchase, sale and/or other dispositions of our securities by our trustees and all employees, including our NEOs and other corporate officers, that is reasonably designed to promote compliance with insider trading laws, rules and regulations as well as New York Stock Exchange listing standards.

➢ TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally limits deductibility of compensation paid to our NEOs to $1 million. Although the Compensation Committee considers the impact of Section 162(m) in structuring compensation programs, the primary focus is on creating programs and compensation packages that address the needs and objectives of the Company regardless of the impact of Section 162(m). As a result, the Compensation Committee has made and may continue to make awards and to structure programs that are non-deductible under Section 162(m).

➢ HEALTH AND WELFARE BENEFITS

We provide health and welfare perquisites to our NEOs on the same basis as we provide those benefits to all employees. These benefits are competitive with those offered by companies with whom we compete for talent and provide another tool that allows us to attract and retain talented executives. Since 2005, we have agreed to provide to Mr. Wood, his spouse and one of his children continuation of health coverage after Mr. Wood's termination upon death, disability, retirement, change in control or otherwise (other than a termination with cause or resignation). This coverage will continue as to Mr. Wood and his spouse until their death, or with respect to his spouse until divorce, if earlier, and coverage continues for one of Mr. Wood's children until death. We are required to provide coverage of at least the same level as provided to Mr. Wood and his family at the time of his termination and such coverage will be secondary to certain other coverages that may be available to Mr. Wood and his family.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed the CD&A required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement. Mr. Fisher did not participate in such recommendation because he was not a member of the Board or the Compensation Committee in 2025.

Submitted by:

Elizabeth I. Holland, Chairperson
Joseph D. Fisher (joined the Compensation Committee on January 1, 2026)
Nicole Y. Lamb-Hale
Thomas A. McEachin
Gail P. Steinel

Compensation Tables and Narratives

➢ **SUMMARY COMPENSATION TABLE**

The table below summarizes the total compensation earned by or paid to the individuals who were NEOs for the fiscal years ended December 31, 2025, 2024 and 2023. All amounts are calculated in accordance with current SEC rules.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5]	Total
Donald C. Wood (PEO)	2025	$ 1,000,000	$ -	$ 7,554,434	$ 1,350,000	$ 24,712	$ 9,929,147
Chief Executive Officer and	2024	$ 1,000,000	$ -	$ 6,946,529	$ 1,265,625	$ 28,376	$ 9,240,530
President	2023	$ 1,000,000	$ -	$ 6,502,565	$ 1,406,250	$ 33,005	$ 8,941,820
Daniel Guglielmone (PFO)	2025	$ 650,000	$ -	$ 1,762,056	$ 877,500	$ 13,118	$ 3,302,674
Executive Vice President-	2024	$ 575,000	$ -	$ 1,063,974	$ 646,875	$ 13,340	$ 2,299,188
Chief Financial Officer & Treasurer	2023	$ 575,000	$ 150,000	$ 989,990	$ 718,750	$ 12,389	$ 2,446,128
Dawn M. Becker	2025	$ 575,000	$ -	$ 1,368,720	$ 517,500	$ 14,391	$ 2,475,611
Executive Vice President-	2024	$ 575,000	$ -	$ 1,279,594	$ 485,156	$ 18,868	$ 2,358,619
Chief Legal Officer & Secretary	2023	$ 575,000	$ -	$ 1,205,597	$ 539,063	$ 17,644	$ 2,337,304

[1] Amounts shown in the Salary column include all amounts deferred at the election of the NEOs into our non-qualified deferred compensation plan.

[2] Amounts represent a one-time cash bonus.

[3] Amounts shown in this column reflect the aggregate grant date fair value of the awards calculated in accordance with FASB ASC Topic 718 that were issued in the year shown.

[4] Amounts shown in this column represent the cash amount paid under our annual bonus plan and include amounts deferred by our NEOs into our non-qualified deferred compensation plan.

[5] The amounts shown in this column for the most recent fiscal year include: (a) Company contributions to our 401(k) plan of $8,750 for each of our NEOs; and (b) payments for various life, long-term disability and other medical related insurance of $15,962 for Mr. Wood, $4,368 for Mr. Guglielmone, and $5,641 for Ms. Becker.

➢ **GRANTS OF PLAN BASED AWARDS TABLE**

The following equity awards were made in 2025 to our NEOs.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value[4]
Donald C. Wood	2/12/2025 [1]	4,579	$ 506,208
	2/12/2025 [2]	63,756	$ 7,048,226
Daniel Guglielmone	2/12/2025 [2]	15,939	$ 1,762,056
Dawn M. Becker	2/12/2025 [1]	1,755	$ 194,015
	2/12/2025 [2]	10,626	$ 1,174,704

[1] Issued under our annual bonus plan for the 1-year performance period ending December 31, 2024. These shares vest equally over 3 years.

[2] Issued under our long-term incentive award program for the 3-year performance period ending December 31, 2024. These shares vest equally over 3 years.

[3] Dividends are paid on these shares issued at the same rate and time as paid to all other holders of our shares as declared by our Board from time to time.

[4] Represents the grant date fair value of share awards as computed in accordance with FASB ASC Topic 718.

➤ OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table sets forth information about outstanding equity awards held by our NEOs as of December 31, 2025:

Name	Share Awards	
	Number of Shares or Units of Shares That Have Not Vested	Market Value of Shares or Units of Shares That Have Not Vested[5]
Donald C. Wood	4,579 [1]	$ 461,563
	63,756 [1]	$ 6,426,605
	3,689 [2]	$ 371,851
	41,865 [2]	$ 4,219,992
	1,704 [3]	$ 171,763
	17,990 [3]	$ 1,813,392
Daniel Guglielmone	15,939 [1]	$ 1,606,651
	6,977 [2]	$ 703,282
	2,998 [3]	$ 302,198
	1,714 [4]	$ 172,771
Dawn M. Becker	1,755 [1]	$ 176,904
	10,626 [1]	$ 1,071,101
	1,414 [2]	$ 142,531
	6,977 [2]	$ 703,282
	653 [3]	$ 65,822
	2,998 [3]	$ 302,198

[1] One-third of these shares vested on February 12, 2026 and the remaining shares will vest equally on February 12 of each of 2027 and 2028.
[2] One-half of these shares vested on February 12, 2026 and the remaining shares will vest on February 12, 2027.
[3] These shares vested on February 12, 2026.
[4] These shares will vest on August 3, 2026.
[5] The value of shares is calculated based on $100.80, the closing price of our shares on the NYSE on December 31, 2025.

➤ OPTIONS EXERCISED AND STOCK VESTED IN 2025

The following table includes information with respect to shares held by our NEOs that vested in 2025. None of our NEOs holds any options or exercised any options during 2025.

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Donald C. Wood	59,532	$ 6,581,263
Daniel Guglielmone	10,550	$ 1,132,125
Dawn M. Becker	9,765	$ 1,079,521

[1] The amounts in this column were calculated using the closing price of a share on the date the shares vested.

➢ **NON-QUALIFIED DEFERRED COMPENSATION**

We maintain a non-qualified deferred compensation plan that is open to participation by 43 members of our management team, including our NEOs. Each participant can elect to defer up to 100% of his or her base salary and cash payment under our annual bonus plan with deferral elections made in December of each year for amounts to be earned in the following year. A number of widely available investment options are made available to each plan participant who then decides how to allocate amounts deferred among those investment options. The amount earned by plan participants on their deferrals is calculated by our third party plan administrator as if the amounts deferred had actually been invested in the investment options selected by each participant. We do not make any contributions to the deferred compensation plan for any individual nor do we guarantee any rate of return on amounts deferred. Amounts deferred into the plan, including amounts earned on the deferrals, are generally payable to the participant shortly after he or she retires or is otherwise no longer employed by us; however, there are a few other alternatives where amounts may be paid to a participant sooner. Both Mr. Wood and Ms. Becker participate in our deferred compensation plan. 2025 activity for the participants in our plan is described below.

Name	Executive Contributions in Last Fiscal Year[1]	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End
Donald C. Wood	$ 250,000	$ -	$ 2,397,039	$ -	$ 15,473,689
Dawn M. Becker	$ 57,500	$ -	$ 478,073	$ -	$ 3,309,104

[1] All amounts in this column are included in either the "Salary" or "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2025.

➢ **POTENTIAL PAYMENTS ON TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL**

We have entered into severance agreements with each of our NEOs that require us to make certain payments and provide certain benefits to them in the event of a termination of employment, whether following a change in control of the Company or in connection with other circumstances. Regardless of the reason for an NEO's termination of employment, he or she will be entitled to receive upon termination a distribution of any amounts in our non-qualified deferred compensation plan as described in the "Non-Qualified Deferred Compensation" section above. No NEO is entitled to receive a new award under the annual bonus plan or our long-term incentive plan for the year in which the termination occurs. The agreements with each of our NEOs contain provisions restricting the executive from engaging in competing behavior and soliciting and/or hiring our employees for a period of time after termination. The payments that will be made to an NEO on termination vary depending on the reason for termination and may be conditioned on the signing of a release in favor of the Company.

The amount of compensation payable to each of our NEOs under various termination scenarios is reflected below assuming that the separation of service was effective on December 31, 2025.

Name	Type of Compensation	For Cause Termination[1]	Termination Without Cause[1]	Change-in-Control Termination[1][5]	Termination on Death[1]	Termination on Disability[1]
Donald C. Wood	Cash Benefits (multiple)	6 months	1.5x	3.0x	N/A	N/A
	Cash Benefits (amount)	$ 500,000	$ 4,312,500	$ 8,625,000	$ -	$ 1,350,633
	Medical Benefits[2]	$ 20,403	$ 1,764,605	$ 1,856,418	$ 1,485,000	$ 1,722,806
	Accelerated Equity[3]	$ -	$13,465,166	$13,465,166	$13,465,166	$13,465,166
	Other Benefits[4]	$ -	$ 60,000	$ 166,665	$ -	$ -
	Excise Tax Gross-Up	N/A	N/A	$ -	N/A	N/A
Total		**$ 520,403**	**$19,602,271**	**$24,113,250**	**$14,950,166**	**$16,538,606**
Daniel Guglielmone	Cash Benefits (multiple)	4 months	1.0x	2.0x	N/A	N/A
	Cash Benefits (amount)	$ 216,667	$ 1,368,750	$ 2,737,500	$ -	$ 778,812
	Medical Benefits[2]	$ 16,222	$ 48,666	$ 97,332	$ -	$ 48,666
	Accelerated Equity[3]	$ -	$ 2,784,902	$ 2,784,902	$ 2,784,902	$ 2,784,902
	Other Benefits[4]	$ -	$ 60,000	$ 90,000	$ -	$ -
	Excise Tax Gross-Up	N/A	N/A	N/A	N/A	N/A
Total		**$ 232,889**	**$ 4,262,319**	**$ 5,709,735**	**$ 2,784,902**	**$ 3,612,380**
Dawn M. Becker	Cash Benefits (multiple)	6 months	1.0x	2.0x	N/A	N/A
	Cash Benefits (amount)	$ 287,500	$ 1,293,750	$ 2,587,500	$ -	$ 606,085
	Medical Benefits[2]	$ 8,970	$ 13,454	$ 35,878	$ -	$ 17,939
	Accelerated Equity[3]	$ -	$ 2,461,838	$ 2,461,838	$ 2,461,838	$ 2,461,838
	Other Benefits[4]	$ -	$ 60,000	$ 90,000	$ -	$ -
	Excise Tax Gross-Up	N/A	N/A	$ -	N/A	N/A
Total		**$ 296,470**	**$ 3,829,043**	**$ 5,175,216**	**$ 2,461,838**	**$ 3,085,863**

[1] For all NEOs, the cash payments for termination without cause and termination following a change-in-control include base salary plus the highest bonus earned during 2024, 2023 and 2022, the last three completed fiscal years. The cash payments on termination with cause for Mr. Wood, Mr. Guglielmone and Ms. Becker are 1 month of base pay for every year of service above 5 years, capped at 6 months of base pay. The cash payments on disability for Mr. Wood, Mr. Guglielmone and Ms. Becker represent 1 year of base salary less amounts received from disability insurance maintained by the Company, grossed up for taxes on non-tax exempt payments.

[2] Amounts in this row represent our estimate of the COBRA equivalent rates for health care benefits and current life and long-term disability premiums for all NEOs. The period of time for which these benefits are provided varies as follows: (a) termination without cause – 9 months for Mr. Wood and Ms. Becker and 12 months for Mr. Guglielmone; (b) termination following a change-in-control – 3 years for Mr. Wood and 2 years for Ms. Becker and Mr. Guglielmone; (c) termination for cause – 1 month for every year of service above 5 years, capped at 6 months for all NEOs; and (d) disability – 1 year for all NEOs. All amounts shown in this row for Mr. Wood also include the estimated costs (calculated in accordance with GAAP) of satisfying the obligations under his Health Continuation Coverage Agreement.

[3] All unvested restricted shares held by our NEOs will vest in the event of termination without cause, termination following a change-in-control, death or disability. Values were calculated by multiplying the number of unvested shares that vest under each termination event using the closing price of the Company's shares on December 31, 2025.

[4] Amounts in this row are estimated costs for an administrative assistant and outplacement assistance for a period of 6 months in the event of a termination without cause for all NEOs and for a period of 12 months for Mr. Wood and 9 months for Mr. Guglielmone and Ms. Becker in the event of a termination following a change-in-control. The amount also includes the cost of providing a company vehicle to Mr. Wood for three years in the event of a termination following a change-in-control should he choose to use that benefit.

(5) Change-in-control is deemed to have occurred when a person acquires a 20% interest in us, or our current Trustees, or those subsequently approved by our current Trustees, constitute less than 50% of our Board. Upon a change-in-control, each NEO is entitled to receive payments and benefits in the following circumstance: (a) the NEO is terminated from employment by the Company (other than for cause) or leaves for good reason within 2 years after the change-in-control; or (b) Mr. Wood or Ms. Becker voluntarily leaves employment within the 30-day window following the 1-year anniversary of the change-in-control.

➢ CEO PAY RATIO

Our compensation and benefit programs are substantially similar throughout the Company and are designed to reward all employees who contribute to our success with a total compensation package that is competitive in the marketplace for each employee's position and performance. We are required to calculate and disclose the compensation of our median paid employee as well as the ratio of the total annual compensation paid to our CEO to the annual compensation of our median paid employee. The determination of our median paid employee was used taking our total employee population as of December 31, 2025, excluding our CEO, which included full-time and part-time employees ranging from executive vice presidents to maintenance technicians. For the determination, we used annual base pay plus annual bonus at target levels plus overtime actually paid, the combination of which we believe most closely approximates the total annual direct compensation of our employees. For purposes of the calculation, base pay was annualized for the 43 employees who started with us in 2025. No other adjustments were made.

The actual total annual compensation of our Chief Executive Officer and median paid employee for 2025 was calculated in accordance with the requirements of the Summary Compensation Table included in this proxy statement. Based on this methodology, we have determined that the total annual compensation paid to our Chief Executive Officer in 2025 was $9,929,147 and the total annual compensation paid to our median paid employee in 2025 was $130,520 resulting in a ratio of 76:1.

We calculated our pay ratio in accordance with SEC rules; however, those rules allow companies discretion in methodologies used to identify the median paid employee and the compensation used to determine the median paid employee. As a result, this ratio is unique to our Company. Other companies may make their determinations differently so that the ratio may not be comparable across companies. We believe our ratio is a reasonable estimate. Our ratio is very heavily influenced by what employees/services we choose to provide through employees as opposed to through third parties who are not taken into account in the calculation of the pay ratio.

➤ PAY VERSUS PERFORMANCE DISCLOSURE

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[1]	Average Summary Compensation Table Total for non-PEO NEOs[2]	Average Compensation Actually Paid to non-PEO NEOs[2]	Value of Initial Fixed $100 Investment Based On:		Net Income (in 000s)	NAREIT FFO per Diluted Share[4]
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[3]		
2025	$9,929,147	$ 8,370,328	$2,889,143	$2,588,140	$134.06	$154.56	$423,648	$7.22
2024	$9,240,530	$11,336,876	$2,328,903	$2,705,899	$153.40	$171.23	$304,334	$6.77
2023	$8,941,820	$ 9,972,582	$2,416,716	$2,590,452	$136.87	$155.04	$247,217	$6.55
2022	$8,916,031	$ 6,570,796	$2,026,318	$1,623,013	$128.32	$141.90	$395,661	$6.32
2021	$7,520,917	$15,446,709	$2,266,502	$3,606,101	$165.92	$163.52	$269,081	$5.57

[1] Mr. Wood was our principal executive officer for all years shown. Following are the adjustments made during each year shown to arrive at compensation actually paid to our principal executive officer during each year.

Adjustments	PEO				
	2025	2024	2023	2022	2021
Amounts reported under "Stock Awards" in SCT	$ (7,554,434)	$ (6,946,529)	$ (6,502,565)	$ (6,474,391)	$ (5,213,719)
Change Fair Value of Awards Granted in Year and Unvested as of Year-End	$ 6,888,168	$ 7,649,655	$ 6,203,610	$ 5,171,732	$ 7,421,261
Change in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that w ere Outstanding and Unvested as of Year-End	$ (1,391,297)	$ 991,042	$ 406,886	$ (1,546,034)	$ 4,544,000
Change in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	$ (83,345)	$ (128,475)	$ 449,965	$ 66,969	$ 765,243
Increase based on Dividends or Other Earnings Paid During Year prior to Vesting Date of Award	$ 582,089	$ 530,653	$ 472,866	$ 436,488	$ 409,008
Total Adjustments	$ (1,558,819)	$ 2,096,346	$ 1,030,762	$ (2,345,236)	$ (7,925,792)

[2] Following are the adjustments made during each year shown to arrive at the average compensation actually paid to our other NEOs during each year.

Adjustments	Average of Other NEOs				
	2025	2024	2023	2022	2021
Amounts reported under "Stock Awards" in SCT	$ (1,565,388)	$ (1,171,784)	$ (1,097,793)	$ (809,283)	$ (1,290,104)
Change Fair Value of Awards Granted in Year and Unvested as of Year-End	$ 1,427,328	$ 1,290,392	$ 1,047,323	$ 646,454	$ 1,708,703
Change in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	$ (245,556)	$ 174,088	$ 73,187	$ (319,754)	$ 726,323
Change in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	$ (30,162)	$ (11,124)	$ 65,154	$ (2,952)	$ 124,066
Increase based on Dividends or Other Earnings Paid During Year prior to Vesting Date of Award	$ 112,776	$ 95,424	$ 85,866	$ 82,230	$ 70,610
Total Adjustments	$ (301,003)	$ 376,996	$ 173,736	$ (403,305)	$ 1,339,599

(3)   Peer group is the BBRESHOP Index which included an independent third party calculated return for the last 5.5 months of 2025. The total shareholder return shown for both the company and the peer group is calculated on a cumulative basis from January 1, 2021 through the last day of the applicable year shown. The compensation, net income and NAREIT FFO per diluted share shown for the applicable calendar year are calculated over different periods of time. As a result, the total returns shown for any given year are unlikely to correlate to the compensation, net income and NAREIT FFO per diluted share shown for that calendar year.

(4)   The Company has identified NAREIT FFO per diluted share as the most important additional financial metric used to link pay and performance. Our annual bonus program pays out based on our absolute level of NAREIT FFO per diluted share achieved for the year and one-third of our long-term incentive plan pays out based on a metric tied to NAREIT FFO per diluted share. NAREIT FFO per diluted share is a non-GAAP financial measure of a real estate company's operating performance and is defined by the National Association of Real Estate Investment Trusts. We consider NAREIT FFO per diluted share a meaningful measure of operating performance primarily because it avoids the assumption that the value of real estate assets diminishes predictably over time and is a primary way of evaluating our operating performance as compared to other real estate investment trusts. A reconciliation of NAREIT FFO per diluted share to net income is included as Appendix A.

Relationship to Compensation Actually Paid

The following charts show the relationship of the compensation actually paid to our CEO and the average compensation actually paid to our other NEOs as compared to the total shareholder return for the Company and for the BBRESHOP Index.





*   Compensation actually paid is shown in thousands.

The following charts show the relationship of the compensation actually paid to our CEO and the average compensation actually paid to our other NEOs as compared to our GAAP reported net income and our NAREIT FFO per diluted share.





*   Net income is shown in ten thousands.

One of our primary compensation objectives is to align the financial interests of our NEOs with our shareholders. The high correlation shown above between the compensation actually paid to our CEO and other NEOs and the total shareholder return for us and the BBRESHOP Index reflects our success in achieving that objective. This is a direct result of the high percentage of our NEOs' compensation that is paid in the form of Company shares and our equity retention policies which directly align the interests of our NEOs with the interests of our shareholders. There is a less direct correlation between the compensation of our NEOs and our net income because no portion of our compensation program is linked directly to net income. There is also little correlation between the compensation of our NEOs and NAREIT FFO per diluted share because NAREIT FFO per diluted share metric is directly used only for our annual bonus plan which is a relatively modest portion of our NEOs' total compensation package and is only a component of the calculation that determines only a third of our NEOs' awards under our long-term incentive plan.

Other Important Financial Performance Measures for Executive Compensation

Following is a list of the most important financial and non-financial measures used to link executive compensation and company performance.

- • Return on invested capital

- • Relative total shareholder return compared to the BBRESHOP Index

- • Relative NAREIT FFO per diluted share multiple premium

- • Individual performance including consideration of things such as leasing and occupancy activity, investment activity and advancement of ESG objectives

Please see the Compensation Discussion and Analysis for more information on these measures and how they are taken into account in determining compensation for each of our NEOs.

➤ **EQUITY COMPENSATION PLAN INFORMATION**

The following table sets forth certain information on the 2020 Plan, our only active equity compensation plan, as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (Column A)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (excluding securities reflected in Column A)
Equity compensation plans approved by security holders	3,019	$98.09	1,006,719
Equity compensation plans not approved by security holders	-	-	-
Total	**3,019**	**$98.09**	**1,006,719**

Proposal 3: Ratification of Independent Registered Public Accounting Firm

Shareholders are being asked to ratify in a non-binding vote the selection of Grant Thornton, LLP ("GT") as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Shareholder ratification of GT is not required by our governance documents; however, the Board is soliciting shareholder views on this matter. GT has served in this role since 2002 and the Board believes it is in the best interests of the Company and our shareholders for GT to continue in this role. If the selection of GT is not ratified, the Audit Committee may (but will not be required to) reconsider whether to retain GT. Even if the selection of GT is ratified, the Audit Committee may change the appointment of GT at any time if it determines such a change would be in the best interests of the Company and our shareholders. A representative of GT will be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and answer appropriate questions from shareholders.

The Audit Committee reviews and approves in advance all audit and permissible non-audit services provided by GT to the Company as required by and in accordance with the rules and regulations of the SEC and the Sarbanes-Oxley Act of 2002.

The following table sets forth the fees for services rendered by GT for the years ended December 31, 2025 and 2024:

	2025	2024
Audit Fees[1]	$1,021,650	$ 948,975
Audit-Related Fees[2]	$ 60,900	$ 83,275
All Other Fees	$ -	$ -
Total Fees	**$1,082,550**	**$1,032,250**

[1] Audit fees include all fees and expenses for services in connection with: (a) the audit of our financial statements included in our annual reports on Form 10-K; (b) Sarbanes-Oxley Section 404 relating to our annual audit; (c) the review of the financial statements included in our quarterly reports on Form 10-Q; and (d) consents and comfort letters issued in connection with securities offerings.

[2] Audit-related fees primarily include the audit of our employee benefit plan, which are paid by the plan and not the Company, and certain property level audits.

The affirmative vote of a majority of votes cast at the Annual Meeting, in person or by proxy, is required to approve this proposal. An "abstention" or "broker non-vote" will have no effect on the outcome of the vote for this proposal.

 Our Board recommends a vote **FOR** the ratification of the appointment of GT as our independent registered public accounting firm for fiscal year 2026

➢ **AUDIT COMMITTEE REPORT**

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee is made up entirely of trustees who meet all independence requirements under the rules of the SEC and NYSE and have the requisite financial competence to serve on the Audit Committee. The Audit Committee meets at least quarterly and operates pursuant to a written charter that is reviewed at least every three years. That charter can be accessed under the Investors/Corporate Governance section of our website at *www.federalrealty.com*. In 2025, the Audit Committee met four times and each meeting included an executive session with our independent registered public accounting firm and no members of management present.

The Audit Committee is directly responsible for the appointment, retention and oversight of GT, the independent registered public accounting firm retained to audit our financial statements, and also oversees management of our internal audit firm in performance of their financial functions. Specifically, management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States and for reporting on internal control over financial reporting. Management uses Pricewaterhouse Coopers, LLC ("PwC") to provide its internal audit function, including oversight of the ongoing testing of the effectiveness of our internal controls. The Audit Committee met regularly with PwC in 2025 and one meeting included an executive session with PwC with no members of GT or management present. GT is responsible for auditing the consolidated financial statements of the Company and expressing an opinion on the financial statements and the effectiveness of internal controls over financial reporting.

As part of its oversight function, the Audit Committee:

- Met with management and GT and reviewed and discussed the Company's December 31, 2025 audited financial statements;

- Worked with GT to oversee the audit of the Company's financial statements beginning with fiscal year 2025;

- Discussed with GT the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- Reviewed and discussed with management and GT, individually and collectively, all annual and quarterly financial statements and operating results prior to their issuance;

- Received the written disclosures and the letter from GT required by applicable requirements of the PCAOB regarding GT's communications with the audit committee concerning independence, and has discussed with GT its independence;

- Discussed with GT matters required to be discussed pursuant to applicable audit standards, including the reasonableness of judgments and the clarity and completeness of financial disclosures;

- Monitored the non-audit services provided by GT to ensure that performance of such services did not adversely impact GT's independence; and

- Discussed with management cybersecurity various cybersecurity matters including use of artificial intelligence ("AI") and the company's AI policy. The Committee was advised that there were no known material cybersecurity incidents, including third-party incidents, during 2025 and that cybersecurity insurance had been procured.

Based on the Audit Committee's reviews and discussions with GT, PwC and management, the Audit Committee recommended to the Board of Trustees that the Board approve the inclusion of our audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Submitted by the Audit Committee:

Gail P. Steinel, Chairperson
David W. Faeder
Jospeh D. Fisher (joined the Audit Committee on January 1, 2026)
Elizabeth I. Holland
Anthony P. Nader, III

Beneficial Ownership

➤ **OWNERSHIP OF PRINCIPAL SHAREHOLDERS**

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Our Outstanding Shares[1]
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	12,537,358	14.5%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	7,614,616	8.8%
Norges Bank (The Central Bank of Norway)[4] Bankplassen 2, PO Box 1179 Sentrum NO 0107 Oslo Norway	7,213,760	8.4%
State Street Corporation[5] One Congress Street, Suite 1 Boston, MA 02114	6,113,255	7.1%
JP Morgan Chase & Co.[6] 383 Madison Avenue New York, NY 10179	4,530,657	5.2%

[1] The percentage of outstanding shares is calculated by taking the number of shares stated in the Schedule 13G or 13G/A, as applicable, filed with the SEC divided by 86,388,213, the total number of shares outstanding on March 16, 2026.

[2] Information based on the most recently available Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group which states that The Vanguard Group, an investment advisor, has shared voting power over 145,649 shares, sole dispositive power over 12,144,222 shares and shared dispositive power over 393,136 shares. The Schedule 13G/A contained information as of December 31, 2023 and may not reflect The Vanguard Group's current holdings of our shares.

[3] Information based on the most recently available Schedule 13G/A filed with the SEC on April 24, 2025 by BlackRock, Inc., which states that BlackRock, Inc., a parent holding company, has sole voting power over 7,073,222 shares and sole dispositive power over 7,614,616 shares. The Schedule 13G/A contained information as of March 31, 2025 and may not reflect BlackRock, Inc.'s current holdings of our shares.

[4] Information based on the most recently available Schedule 13G/A filed with the SEC on February 13, 2024 by Norges Bank (The Central Bank of Norway) which states that Norges Bank (The Central Bank of Norway) has sole voting power and sole dispositive power over 7,213,760 shares. The Schedule 13G/A contained information as of December 31, 2023 and may not reflect Norges Bank's current holdings of our shares.

[5] Information based on the most recently available Schedule 13G/A filed with the SEC on October 16, 2024 by State Street Corporation, which states that State Street Corporation, a parent holding company, has shared voting power over 4,381,569 shares and shared dispositive power over 6,112,938 shares. The Schedule 13G/A contained information as of September 30, 2024 and may not reflect State Street Corporation's current holdings of our shares.

[6] Information based on the most recently available Schedule 13G filed with the SEC on October 9, 2024 by JP Morgan Chase & Co., which states that JP Morgan Chase & Co., a parent holding company, has sole voting power over 1,298,488, shared voting power over 1,389,113 shares, sole dispositive power over 3,138,895 and shared dispositive power over 1,389,708 shares. The Schedule 13G contained information as of September 30, 2024 and may not reflect JP Morgan Chase & Co.'s current holdings of our shares.

➢ OWNERSHIP OF TRUSTEES AND EXECUTIVE OFFICERS

The table below reflects beneficial ownership of our Trustees and NEOs as of March 16, 2026 determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Unless noted in the footnotes following the table, each Trustee and NEO has sole voting and investment power as to all shares listed.

Name and Address of Beneficial Owner[1]	Common	Unvested Restricted Shares	Total Shares Beneficially Owned	Percentage of Outstanding Shares Owned[2]
Dawn M. Becker	172,456	24,162	196,618	*
David W. Faeder	27,537	0	27,537	*
Joseph D. Fisher	0	0	0	*
Daniel Guglielmone	47,090	33,776	80,866	*
Elizabeth I. Holland	9,727	0	9,727	*
Nicole Y. Lamb-Hale	6,113	0	6,113	*
Thomas A. McEachin[3]	3,874	0	3,874	*
Anthony P. Nader, III	6,113	0	6,113	*
Gail P. Steinel	18,017	0	18,017	*
Donald C. Wood[4]	450,679	132,042	582,721	*
Trustees, trustee nominees and executive officers as a group (10 individuals)	**741,606**	**189,980**	**931,586**	**1.1%**

---

* Less than 1%

[1] The address for each of the named individuals is 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852.

[2] The percentage of outstanding shares owned is calculated by taking the number of shares reflected in the column titled "Total Shares Beneficially Owned" divided by 86,388,213, the total number of shares outstanding on March 16, 2026.

[3] Includes 2,535 shares owned by Thomas A. McEachin Living Trust in which Mr. McEachin and his wife are sole trustees and beneficiaries.

[4] Includes 113,879 shares owned by Stacey Wood Revocable Trust, 253,262 shares owned by Donald C. Wood Revocable Trust and 46,500 shares owned by Wood Descendants Trust.

Information about the Annual Meeting

➢ NOTICE OF ELECTRONIC AVAILABILITY OF PROXY MATERIALS

We are furnishing proxy materials including this proxy statement and our 2025 Annual Report to Shareholders, including our Annual Report on Form 10-K for the year ended December 31, 2025 ("Annual Report"), to each shareholder by providing access to such documents on the Internet. On or about March 27, 2026, we mailed to our shareholders a "Notice of Internet Availability of Proxy Materials" ("Notice") containing instructions on how to access and review this proxy statement and our Annual Report and how to submit your vote on the Internet or by telephone. You cannot vote by marking the Notice and returning it. If you received the Notice, you will not automatically receive a printed copy of our proxy materials or Annual Report unless you follow the instructions for requesting these materials included in the Notice. This section does not apply if you previously requested to receive these materials by mail. Questions regarding the Notice or voting should be directed to our Investor Relations Department at (800) 937-5449 or by email at *IR@federalrealty.com.*

➢ WHY YOU ARE RECEIVING THESE MATERIALS

You are receiving these materials because you owned our shares as of March 16, 2026, the record date established by our Board of Trustees for our Annual Meeting. Everyone who owned our shares as of this date, whether directly as a registered shareholder or indirectly through a bank, broker or other nominee, is entitled to vote at the Annual Meeting. We had 86,388,213 shares outstanding on March 16, 2026. Each share outstanding on the record date is entitled to one vote. A majority of the shares entitled to vote at the Annual Meeting must be present in person or by proxy for us to proceed with the Annual Meeting.

➢ **ACCESSING MATERIALS**

Shareholders can access this Proxy Statement, our Annual Report and our other filings with the SEC on the Investors page of our website at *www.federalrealty.com.* A copy of our Annual Report, including the financial statements and financial statement schedules ("Form 10-K") is being provided to shareholders along with this Proxy Statement. The Form 10-K includes certain exhibits, which we will provide to you only upon request addressed to Investor Relations at 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852. The request must be accompanied by payment of a fee to cover our reasonable expenses for copying and mailing the Form 10-K.

In the future, if you wish to receive paper copies of our proxy materials, without charge, and are a registered shareholder, you may do so by written request addressed to Equiniti Trust Company, LLC. For those of you holding shares indirectly in "street name", you must write your bank, brokerage firm, broker-dealer or nominee, to obtain paper copies. Any election you make on how to receive your proxy materials will remain in effect for all future annual meetings until you revoke it.

➢ **HOW TO VOTE**

If you own your shares directly with our transfer agent, Equiniti Trust Company, LLC (successor to American Stock Transfer and Trust Company) ("Equiniti"), you are a registered shareholder. If you are a registered shareholder and fail to give any instructions on your proxy card on any proposal, the proxies identified on the proxy card will vote in the manner recommended by the Board of Trustees for each proposal. Registered shareholders can vote either in person at the Annual Meeting or by proxy without attending the Annual Meeting through one of the following methods:

		
By Internet	**By Telephone**	**By Mail**
www.voteproxy.com, available 24/7	Call 1-800-776-9437, available 24/7	Mark, sign and date your proxy card

If you vote by internet or telephone, you will need the control number on your Notice, proxy card or voting instruction form. Votes must be submitted by the conclusion of the Annual Meeting to be counted for the meeting. You may revoke your proxy at any time before it is voted at the Annual Meeting by notifying the secretary in writing, submitting a proxy dated later than your original proxy, or attending and voting at the Annual Meeting.

If you hold your shares indirectly in an account at a bank, brokerage firm, broker-dealer or nominee, you are a beneficial owner of shares held in "street name". You will receive all proxy materials directly from your bank, brokerage firm, broker-dealer or nominee and you must either direct them as to how to vote your shares or obtain from them a proxy to vote at the Annual Meeting. Please refer to the notice of internet availability of proxy materials or the voter instruction form used by your bank, brokerage firm, broker-dealer or nominee for specific instructions on methods of voting. If you fail to give your bank, brokerage firm, broker-dealer or nominee specific instructions on how to vote your shares with respect to Proposals 1 or 2, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote". Broker non-votes will have no effect on the outcome of these matters. It is important for every shareholder's vote to be counted on these matters so we encourage you to provide your bank, brokerage firm, broker-dealer or nominee with voting instructions. If you fail to give your bank, brokerage firm, broker-dealer or nominee specific instructions on how to vote your shares on Proposal 3, your bank, brokerage firm, broker-dealer or nominee will generally be able to vote on Proposal 3 as he, she or it determines.

You are urged to vote either by telephone (1-800-PROXIES or 1-800-776-9437) or on the Internet (www.voteproxy.com) by following the instructions on your Notice. If you elect to receive your proxy materials by mail, please make sure to complete, sign, date and return your proxy card promptly to make certain your shares will be voted at the Annual Meeting.

If you do not vote your shares, your shares will not be counted and we may not be able to hold the Annual Meeting. We encourage you to vote by proxy using one of the methods described above even if you plan to attend the Annual Meeting so that we will know as soon as possible whether enough votes will be present.

➢ HOW TO PARTICIPATE IN THE ANNUAL MEETING

You will be able to join our Annual Meeting as either a shareholder or a guest. All registered shareholders and shareholders that own shares in "street name" will be able to ask questions and vote their shares at the meeting by following the instructions below. Guests will be permitted to join the meeting but will not be permitted to ask questions.

You can access the Annual Meeting by joining through this link: *https://edge.media-server.com/mmc/p/h5ru67ve.* If you are a registered shareholder owning shares directly in your name and you would like to be able to ask a question or vote at the Annual Meeting, please log in using the control number found on your proxy card or Notice you previously received and the password "*federal2026*" to enter the meeting. The password is case sensitive. If you hold your shares in "street name" through a bank, brokerage firm, broker-dealer or nominee and you would like to be able to ask a question or vote at the Annual Meeting, you must first obtain a legal proxy from your bank, brokerage firm, broker-dealer or nominee and then submit a request for registration to Equiniti: (1) by email to proxy@equinity.com; (2) by facsimile to 718-765-8730; or (3) by mail to Equiniti, Attn: Proxy Tabulation Department, 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120. Requests for registration must be labeled as "Legal Proxy" and must be received by Equiniti no later than 5:00 p.m. local time on May 4, 2026. You will receive a confirmation of your registration by email from Equiniti after they receive your registration materials. The email will also include a control number so that you can ask a question or vote at the Annual Meeting by logging in using your control number and the password "*federal2026*". Shareholders who hold shares in "street name" will not be able to vote their shares or ask questions without first completing this registration process. Once you are in the meeting, you can vote your shares by clicking on the Vote My Shares tab at the top right of the screen. You may also continue to vote using the instructions provided in the Proxy Materials until the Annual Meeting concludes.

If you do not want to vote your shares during the meeting or ask a question, you can join the meeting as a guest using the same link above by clicking on the "Join as a Guest here" button at the bottom on the log in page. You will not need to have your control number or complete the registration process described above to participate as a guest. Electronic check in begins at 8:30 a.m. local time on May 6, 2026, the day of the Annual Meeting, so that we may address any technical difficulties before the Annual Meeting webcast begins. If you encounter any difficulties accessing the Annual Meeting webcast during the check-in or meeting time, please refer to the "Application Help" link available on the log in page.

➢ ELIMINATING DUPLICATIVE PROXY MATERIALS

We have adopted a procedure approved by the SEC called "householding" under which multiple shareholders who share an address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareholders. If you would like to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out of householding and would now like to participate, you can do so by notifying us in writing, by telephone or by email at: Investor Relations, 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852, (800) 937-5449, *IR@federalrealty.com.*

➢ SOLICITATION OF PROXIES

We will bear the cost of soliciting proxies from beneficial owners of our shares. Our trustees, officers and employees, acting without special compensation, and other agents may solicit proxies by telephone, internet, or otherwise. Copies of solicitation materials will be furnished to brokerage firms, fiduciaries, and other custodians who hold our shares of record for beneficial owners for forwarding to such beneficial owners. We may also reimburse persons representing beneficial owners of our shares for their reasonable expenses incurred in forwarding such materials. Beneficial owners of our shares who authorize their proxies through the internet should be aware that they may incur costs to access the internet, such as usage charges from telephone companies or internet service providers and these costs must be borne by the shareholder.

➢ SHAREHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

This solicitation is made by the Company on behalf of the Board. Proposals of shareholders intended to be presented at the 2027 Annual Meeting of Shareholders or nominations for persons for election to the Board of Trustees, must be delivered to us at 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852, Attention: Secretary and received by us no later than November 27, 2026 and no earlier than October 28, 2026, unless the date of the 2027 Annual Meeting of Shareholders is changed by more than 30 days from the date of the 2026 Annual Meeting of Shareholders, in which case such proposal or nomination must be received within a reasonable time before we begin to print and mail our proxy materials. All shareholder proposals and nominations must comply with the requirements set forth in our Bylaws and applicable state and federal laws. Shareholder proposals must comply with Rule 14a-8 under the Exchange Act in order to be included in the Company's proxy statement and proxy card for the 2027 Annual Meeting of Shareholders. Pursuant to our proxy access Bylaw provision, a shareholder, or a group of up to 20 shareholders, that has continuously owned for three years at least 3% of the Company's outstanding common shares, may nominate and include in the Company's annual meeting proxy materials up to the greater of two trustees or 20% of the number of trustees serving on the Board, if the shareholder(s) and the nominee(s) meet the requirements specified in Article II, Section 13 of our Bylaws. Our Bylaws are available by written request made to the Secretary, 909 Rose Avenue, Suite 200, North Bethesda, Maryland 20852.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of nominees other than the Company's nominees to the Board of Trustees must satisfy the requirements of Rule 14a-19 under the Exchange Act, including by providing notice and the information required thereunder no later than March 7, 2027 (except that, if the date of the meeting has changed by more than 30 days from the previous year, then such notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting).

For the Trustees,

Dawn M. Becker
Executive Vice President—Chief Legal Officer and Secretary

Federal Realty Investment Trust
909 Rose Avenue, Suite 200
North Bethesda, Maryland 20852

YOUR PROXY IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE SUBMIT IT TODAY.

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Appendix A—Reconciliation of Non-GAAP Financial Measures

Funds From Operations

Nareit Funds From Operations ("Nareit FFO" or "NAREIT FFO") is a supplemental non-GAAP financial measure of real estate companies' operating performance. The National Association of Real Estate Investment Trusts ("Nareit") defines FFO as follows: net income, computed in accordance with U.S. GAAP, plus real estate related depreciation and amortization, and excluding gains and losses on the sale of real estate or changes in control, net of tax, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. We compute Nareit FFO in accordance with the Nareit definition, and we have historically reported our Nareit FFO available for common shareholders in addition to our net income and net cash provided by operating activities. It should be noted that Nareit FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income);

- should not be considered an alternative to net income as an indication of our performance; and

- is not necessarily indicative of cash flow as a measure of liquidity or ability to fund cash needs, including the payment of dividends.

We consider Nareit FFO available for common shareholders a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation. We use Nareit FFO primarily as one of several means of assessing our operating performance in comparison with other REITs. Comparison of our presentation of Nareit FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the Nareit definition used by such REITs.

An increase or decrease in Nareit FFO available for common shareholders does not necessarily result in an increase or decrease in aggregate distributions because our Board of Trustees is not required to increase distributions on a quarterly basis. However, we must distribute at least 90% of our annual taxable income to remain qualified as a REIT. Therefore, a significant increase in Nareit FFO will generally require an increase in distributions to shareholders although not necessarily on a proportionate basis.

Core Funds From Operations ("Core FFO") is a supplemental non-GAAP financial measure of performance that adjusts Nareit FFO to exclude the impact of certain items that management considers are not indicative of the Company's ongoing operating and financial performance. These adjustments include, when applicable, (1) gains or losses on early extinguishment of debt, (2) new market tax credit transaction income, (3) executive transition costs, (4) collection of prior period rents which were contractually deferred or payments renegotiated related to the COVID-19 pandemic, and (5) other items as determined by management. Management believes Core FFO provides enhanced comparability across periods and additional insight into the Company's underlying operating results, by excluding items that may reflect short-term fluctuations in net income and Nareit FFO. Core FFO is not intended to be a substitute for net income or Nareit FFO. Comparison of our presentation of Core FFO to similarly titled measures for other REITs may not be meaningful due to possible differences in the way Core FFO is defined or applied by other REITs.

The reconciliation of net income attributable to common shareholders to Nareit FFO and Core FFO is as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per share data)		
Reconciliation of net income attributable to common shareholders to Nareit FFO			
Net income	$ 423,648	$ 304,334	$ 247,217
Net income attributable to noncontrolling interests	(12,571)	(9,126)	(10,232)
Gain on sale of real estate	(150,111)	(54,040)	(9,881)
Impairment charge	7,425	-	-
Depreciation and amortization of real estate assets	320,311	302,455	285,689
Amortization of initial direct costs of leases	42,671	33,377	31,208
Funds from operations	631,373	577,000	544,001
Dividends on preferred shares[1]	(7,500)	(7,500)	(7,500)
Income attributable to downREIT operating partnership units	2,463	2,743	2,767
Income attributable to unvested shares	(2,080)	(2,004)	(1,955)
Funds from operations available for common shareholders	$ 624,256	$ 570,239	$ 537,313
Weighted average number of common shares, diluted[1][2]	86,498	84,286	82,044
Funds from operations available for common shareholders, per diluted share	$ 7.22	$ 6.77	$ 6.55
Reconciliation of Nareit FFO to Core FFO			
Nareit FFO	$ 624,256	$ 570,239	$ 537,313
Adjustments:			
New market tax credit transaction income, net[3]	(13,004)	-	-
Executive transition costs	-	3,687	-
Collection of prior period rents deferred during COVID	(261)	(3,218)	(5,136)
Core FFO	$ 610,991	$ 570,708	$ 532,177
Core FFO per diluted share[2]	$ 7.06	$ 6.77	$ 6.49

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[1] For the years ended December 31, 2025, 2024 and 2023, dividends on our Series 1 preferred stock were not deducted in the calculation of FFO available to common shareholders, as the related shares were dilutive and included in "weighted average number of common shares, diluted."

[2] The weighted average common shares used to compute FFO per diluted common share includes shares issuable upon the assumed redemption of outstanding downREIT operating partnership units that were excluded from the computation of diluted EPS. The assumed issuance of shares upon redemption of these operating partnership units is dilutive in the computation of FFO per diluted common share but is anti-dilutive for the computation of diluted EPS for 2024 and 2023.

[3] The $13.0 million net new market tax credit transaction income for the year ended December 31, 2025 is due to the sale of new market tax credits related to Freedom Plaza. (See Note 7 to the consolidated financial statements in our Form 10-K filed with the SEC on February 12, 2026 for additional information.)

Corporate Information

CORPORATE OFFICE

909 Rose Avenue, Suite 200
North Bethesda, MD 20852
301.998.8100

CORPORATE COUNSEL

Pillsbury Winthrop Shaw Pittman LLP
Washington, DC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
New York, NY

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC (successor to
American Stock Transfer and Trust Company)
Attn: EQ - Automated Scanning Team
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
718.921.8157
800.937.5449
www.astfinancial.com

COMMON STOCK LISTING

New York Stock Exchange
Symbol: FRT

MEMBERSHIPS

International Council of Shopping Centers
National Association of Real Estate Investment Trusts
Urban Land Institute

ANNUAL MEETING

Federal Realty Investment Trust will hold its Annual Shareholder Meeting virtually at 9:00 a.m. on May 6, 2026.

CORPORATE GOVERNANCE

The Trust's Corporate Governance Guidelines and the charters for the Audit Committee, the Compensation and Human Capital Management Committee and the Nominating and Corporate Governance Committee are available in the Investors section of our website at www.federalrealty.com.

AUTOMATIC CASH INVESTMENT AND DIRECT DEPOSIT

Federal Realty offers automatic cash investment, the option to automatically withdraw funds from a checking/savings or other bank account to purchase additional shares of FRT on the 1st and 15th of each month. Federal Realty also offers shareholders the option to directly deposit their dividends. To sign up for automatic cash investment or direct deposit, please call 800.937.5449 or visit www.equiniti.com.

INTERNET| WWW.FEDERALREALTY.COM

Visitors to the site can search for and download Securities and Exchange Commission filings, review Federal Realty's Dividend Reinvestment Plan, obtain current stock quotes, read recent press releases, and see a listing of our properties and the properties' respective websites. Printed materials and email news alerts can also be requested.

INVESTOR RELATIONS CONTACT

You may communicate directly with Federal Realty's Investor Relations department via telephone at 800.658.8980 or by email at IR@federalrealty.com.



Corporate Headquarters

909 Rose Avenue
Suite 200
North Bethesda, MD 20852
301.998.8100

Regional Offices

BOSTON

455 Grand Union Boulevard
Suite 600
Somerville MA 02145
617.684.1500

LOS ANGELES

830 Pacific Coast Highway
Suite 204
El Segundo, CA 90245
310.414.5280

PHILADELPHIA

50 E Wynnewood Road
Suite 200
Wynnewood, PA 19096
610.896.5870

SAN JOSE

356 Santana Row
Suite 1005
San Jose, CA 95128
408.551.4600

TYSONS

7930 Jones Branch Drive
Suite 350
McLean, VA 22102
703.776.9679

